    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 3, 2004



                                                     REGISTRATION NO. 333-111474

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                          MEMORY PHARMACEUTICALS CORP.
             (Exact name of registrant as specified in its charter)
                             ---------------------
                              100 PHILIPS PARKWAY
                           MONTVALE, NEW JERSEY 07645
                                 (201) 802-7100
   (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

              DELAWARE                               2834                              04-3363475
  (State or other jurisdiction of        (Primary Standard Industrial                (IRS Employer
   incorporation or organization)        Classification Code Number)             Identification Number)

                             ---------------------

                                 TONY SCULLION
                            CHIEF EXECUTIVE OFFICER
                              100 PHILIPS PARKWAY
                           MONTVALE, NEW JERSEY 07645
                                 (201) 802-7100
(Name, address, including zip code and telephone number, including area code of agent for service)

                             ---------------------

                                   COPIES TO:

             ELLEN B. CORENSWET, ESQUIRE                             DONALD J. MURRAY, ESQUIRE
                 COVINGTON & BURLING                                    DEWEY BALLANTINE LLP
             1330 AVENUE OF THE AMERICAS                            1301 AVENUE OF THE AMERICAS
                  NEW YORK, NY 10019                                     NEW YORK, NY 10019
              TELEPHONE: (212) 841-1000                              TELEPHONE: (212) 259-8000
              FACSIMILE: (212) 841-1010                              FACSIMILE: (212) 259-6333

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS
                             Subject to completion

                                                                February 3, 2004

--------------------------------------------------------------------------------

              SHARES

(MEMORY PHARMACEUTICALS LOGO)

MEMORY PHARMACEUTICALS CORP.

COMMON STOCK

--------------------------------------------------------------------------------

This is the initial public offering of our common stock. No public market
currently exists for our common stock. We are offering all of the      shares of
common stock offered by this prospectus. We expect the public offering price to
be between $     and $     per share.

We have applied to have our common stock approved for quotation on The Nasdaq National Market under the symbol "MEMY."


INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. BEFORE BUYING ANY SHARES YOU SHOULD CAREFULLY READ THE DISCUSSION OF MATERIAL RISKS OF INVESTING IN OUR COMMON STOCK IN "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL AND COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                              PER SHARE    TOTAL
----------------------------------------------------------------------------------
Public offering price                                         $           $
----------------------------------------------------------------------------------
Underwriting discounts and commissions                        $           $
----------------------------------------------------------------------------------
Proceeds, before expenses, to us                              $           $
----------------------------------------------------------------------------------

The underwriters may also purchase up to an additional           shares of our
common stock at the public offering price, less underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise this option in full,
the total underwriting discounts and commissions will be $          , and total
proceeds, before expenses, will be $          .

The underwriters are offering the common stock as set forth in "Underwriting."
Delivery of the shares will be made on or about           , 2004.


UBS INVESTMENT BANK                                                     SG COWEN



BANC OF AMERICA SECURITIES LLC                            FORTIS SECURITIES INC.

--------------------------------------------------------------------------------


Through and including           , 2004 (the 25th day after the date of this
prospectus), federal securities laws may require all dealers that effect transactions in our common stock, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


TABLE OF CONTENTS
--------------------------------------------------------------------------------


Prospectus summary....................    1
Risk factors..........................    7
Special note regarding forward-looking
  statements..........................   22
Use of proceeds.......................   23
Dividend policy.......................   24
Capitalization........................   25
Dilution..............................   27
Selected financial data...............   29
Management's discussion and analysis
  of financial condition and results
  of operations.......................   31
Business..............................   42
Management............................   64
Certain relationships and related
  party transactions..................   74
Principal stockholders................   76
Description of capital stock..........   80
Shares eligible for future sale.......   85
Underwriting..........................   88
Legal matters.........................   91
Experts...............................   91
Where you can find more information...   91
Index to financial statements.........  F-1


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Prospectus summary


This summary may not contain all of the information that is important to you. Before investing in our common stock, you should carefully read this prospectus and the registration statement of which this prospectus is a part in their entirety, especially the risks of investing in our common stock, which we discuss under "Risk factors," and our financial statements and related notes beginning on page F-1.


Unless the context requires otherwise, the words "Memory Pharmaceuticals," "we," "Company," "Registrant," "us" and "our" refer to Memory Pharmaceuticals Corp.

OUR COMPANY

We are a biopharmaceutical company focused on the development of innovative drug candidates for the treatment of a broad range of central nervous system, or CNS, conditions that exhibit significant impairment of memory and other cognitive functions. These conditions include neurological diseases associated with aging, such as Alzheimer's disease, vascular dementia and mild cognitive impairment or MCI, and also include certain psychiatric disorders such as depression and schizophrenia. According to the World Health Organization, over 180 million people worldwide suffer from these disorders, and we expect the market for drugs treating these disorders to grow significantly.

It is well recognized that memory loss and other cognitive impairments are key characteristics of Alzheimer's disease and other dementias. It is less widely recognized, however, that memory loss and other cognitive impairments frequently occur in psychiatric disorders such as depression and schizophrenia. For example, many people who have Alzheimer's disease tend to suffer from depression and, conversely, depressed patients tend to experience significant cognitive decline. Symptoms such as difficulty concentrating, remembering and making decisions are recognized as elements of both depression and Alzheimer's disease. Likewise, common manifestations of both schizophrenia and Alzheimer's disease include the inability to correctly process new information, retrieve information and react appropriately to environmental stimuli.

Therapies for the treatment of Alzheimer's disease, depression and schizophrenia have been available for a number of years. However, most of the approved drugs for these diseases are not effective in a large number of patients, can produce significant side effects and, in the case of Alzheimer's disease, lose their effectiveness over time. In addition, current therapies for the treatment of depression and schizophrenia do not address the cognitive impairments associated with these disorders.

We are focused on the discovery and development of CNS drugs that impact biological targets believed to play a critical role in memory formation and cognition. Through pioneering research conducted over more than 30 years, our scientific co-founder, Dr. Eric Kandel, identified critical cellular pathways and biological targets involved in the formation of short-term memories, which last for minutes or hours, and long-term memories, which last for days or years. For work in this field, Dr. Kandel was awarded the 2000 Nobel Prize in Physiology or Medicine. This research served as the cornerstone of our scientific foundation.

We believe that therapies designed to address biological targets within the cellular pathways involved in memory formation and other cognitive functions could be effective in treating many major neurological and psychiatric disorders. We also believe that the relative specificity of these targets provides an opportunity to develop drugs with significantly reduced side effects.

In order to identify and optimize promising drug candidates quickly and efficiently, we combine:

+ our extensive knowledge of the pathways we believe are involved in memory formation and other cognitive functions;

+  our understanding of neurological and psychiatric disorders;

+  an interdisciplinary drug discovery and development approach; and

+ a focus on screening for effective compounds at the earliest stages of drug discovery.

Four of our compounds are currently in clinical or preclinical development:

+ MEM 1003 is a neuronal L-type calcium channel modulator being developed for the treatment of Alzheimer's disease. We have completed Phase I clinical trials in 185 healthy volunteers in which the drug was generally well tolerated. We are currently designing a Phase II randomized, multi-center, double-blind, placebo-controlled clinical study for this drug candidate. Other potential indications for MEM 1003 include vascular dementia and MCI.


+ MEM 1414 is a PDE4 inhibitor and our second drug candidate being developed for the treatment of Alzheimer's disease. MEM 1414 is currently in Phase I clinical trials, and we expect that these trials will be completed in the first half of 2004. In a single ascending dose Phase I clinical trial, MEM 1414 was generally well tolerated.


+ MEM 3454 is a partial agonist of the nicotinic alpha-7 receptor being developed for the treatment of schizophrenia. MEM 3454 has demonstrated efficacy in several preclinical animal models of schizophrenia and cognition. We plan to initiate Phase I clinical trials of MEM 3454 in late 2004.

+ MEM 1917 is a PDE4 inhibitor being developed for the treatment of depression. In preclinical tests using several animal models, MEM 1917 demonstrated efficacy in both short-term and long-term tests of antidepressant activity.


Although certain of our compounds have been shown to be generally well tolerated or have demonstrated efficacy in our trials conducted thus far, subsequent clinical trials may fail to support these results.



We seek to leverage our pipeline of early development candidates through collaborations with leading pharmaceutical and biotechnology companies. To date, we have secured two separate collaborations with F. Hoffmann-La Roche Ltd./Hoffmann-La Roche Inc. for the clinical development of our PDE4 inhibitors, including MEM 1414 and MEM 1917, and for our nicotinic alpha-7 partial agonists, including MEM 3454. Although we have entered into two collaborations with Roche, we may not be able to succeed in our business model of seeking to enter into collaborations at early stages of development. In particular, we may not be able to find third parties that are willing to enter into collaborations for our other drug candidates at an early stage of development or on economic terms that are comparable to the terms of our collaborations with Roche or at all. We do not currently have a collaboration partner for our MEM 1003 program.



As of September 30, 2003, we had received $35.0 million in license fees, payments for research and development services, a milestone payment and an equity investment under our Roche collaborations. We could receive up to $248.0 million in milestone payments, including the license fees previously paid from these collaborations (if we achieve all of the milestones for one neurological product and one psychiatric product under each collaboration agreement). These amounts are in addition to payments for research and development services, some of which have been previously paid, and royalties which would be payable on product sales.



Our business is subject to numerous risks, as more fully described in the section entitled "Risk factors" immediately following this prospectus summary. In particular, we are at an early stage in our development with a limited operating history. We have incurred substantial and increasing operating losses in each year since inception and our net loss for the nine months ended September 30, 2003 was $14.1 million. As of September 30, 2003, we had an accumulated deficit of approximately $84.8 million. We expect to incur substantial and increasing net losses for the foreseeable future as we increase our spending to increase the number of our development programs, increase our clinical trial activities and further expand our infrastructure. None of our drug candidates has received regulatory approval for commercialization, and we do not expect that any drugs resulting from our or collaborators' research and development efforts will be commercially available for a significant number of years, if at all. We may never achieve profitability.

OUR CORPORATE INFORMATION

We were organized as a Delaware corporation on March 19, 1997. Our principal executive offices are located at 100 Philips Parkway, Montvale, New Jersey 07645. Our telephone number at that location is (201) 802-7100. Our website is located at www.memorypharma.com. We do not intend for the information contained on our website to be a part of this prospectus.


"Memory Pharmaceuticals Corp.," "Science working for the mind" and our logo are our trademarks. This prospectus also contains the trademarks and trade names of other entities that are the property of their respective owners.

The offering

Common stock we are offering........                    shares

Common stock to be outstanding after
the offering........................                    shares

Use of proceeds after expenses......     We estimate that the net proceeds from
                                         this offering will be approximately
                                         $          million, or approximately
                                         $          million if the underwriters
                                         exercise their over-allotment option in
                                         full, assuming an initial public
                                         offering price of $          per share.
                                         We intend to use the net proceeds from
                                         this offering for research and
                                         development activities, working capital
                                         and other general corporate purposes.

Proposed Nasdaq National Market
symbol..............................     MEMY

The number of shares of our common stock to be outstanding after the closing of
this offering is based on           shares of our common stock outstanding as of
          and has been adjusted to reflect, and unless otherwise indicated, all information in this prospectus has been adjusted to reflect:

+  a     -for-     reverse stock split of our common stock to be completed prior to the closing of this offering;

+ the conversion of all of our outstanding preferred stock into 39,886,377 shares of our common stock, which will occur automatically upon the closing of this offering; and

+ the exercise of warrants to purchase 110,746 shares of common stock with a weighted average exercise price of $2.33 per share, which warrants would otherwise expire upon the closing of this offering.

The number of shares of our common stock to be outstanding after the offering excludes:

+ 6,740,016 shares of common stock issuable upon exercise of stock options outstanding as of November 30, 2003 at a weighted average exercise price of $0.27 per share;

+       shares of common stock issuable upon exercise of an option to be granted to Dr. Eric Kandel upon the closing of this offering under a consulting agreement with us to maintain his pre-offering percentage ownership of our common stock, at an exercise price equal to the public offering price per share (which right will then terminate);

+ 372,222 shares of common stock issuable upon exercise of warrants outstanding as of November 30, 2003 with a weighted average exercise price of $4.18 per share, which warrants do not expire upon the closing of this offering; and

+            shares of common stock (to be reduced by the number of shares subject to the option to be granted to Dr. Kandel noted above) available for future grants under our stock option plans.

Unless otherwise indicated, all information in this prospectus assumes that the
underwriters do not exercise their option to purchase up to      shares of our
common stock to cover over-allotments, if any.

Summary financial data

The following summary financial data for the years ended December 31, 2000, 2001 and 2002 have been derived from our audited financial statements. The summary statement of operations data for the nine months ended September 30, 2002 and 2003, and the balance sheet data as of September 30, 2003, have been derived from our unaudited financial statements. In our opinion, all adjustments have been included that are necessary for a fair presentation of our financial position and results of operations for the nine months ended September 30, 2002 and 2003. Operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2003. The summary financial data set forth below should be read together with the financial statements and the related notes to those statements, as well as "Management's discussion and analysis of financial condition and results of operations," appearing elsewhere in this prospectus.


                                                                                      NINE MONTHS ENDED
                                                                                        SEPTEMBER 30,
                                                  YEARS ENDED DECEMBER 31,               (UNAUDITED)
                                             -----------------------------------   -----------------------
STATEMENT OF OPERATIONS DATA:                  2000        2001         2002         2002         2003
----------------------------------------------------------------------------------------------------------
                                                    (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Revenue....................................  $      --   $      --   $     1,183   $      --   $     5,179
                                             ---------   ---------   -----------   ---------   -----------
Operating costs and expenses:
  Research and development.................      6,849      10,711        21,951      15,260        16,100
  General and administrative...............      2,312       3,421         4,489       3,394         3,345
                                             ---------   ---------   -----------   ---------   -----------
      Total operating costs and expenses...      9,161      14,132        26,440      18,654        19,445
                                             ---------   ---------   -----------   ---------   -----------
Loss from operations.......................     (9,161)    (14,132)      (25,257)    (18,654)      (14,266)
Other income...............................         --          --            --          --           150
Interest income (expense), net.............        810         276           115          77           (12)
                                             ---------   ---------   -----------   ---------   -----------
Net loss before income taxes...............     (8,351)    (13,856)      (25,142)    (18,577)      (14,128)
Income taxes...............................         --          --            21          --            10
                                             ---------   ---------   -----------   ---------   -----------
Net loss...................................     (8,351)    (13,856)      (25,163)    (18,577)      (14,138)
Less preferred stock dividends, accretion
  and beneficial conversion feature........      1,888       2,962         5,889       4,431         5,578
                                             ---------   ---------   -----------   ---------   -----------
Net loss attributable to common
  stockholders.............................  $ (10,239)  $ (16,818)  $   (31,052)  $ (23,008)  $   (19,716)
                                             =========   =========   ===========   =========   ===========
Basic and diluted net loss per common
  share....................................  $   (6.37)  $  (10.22)  $    (16.03)  $  (12.31)  $     (7.11)
                                             =========   =========   ===========   =========   ===========
Basic and diluted weighted average number
  of common shares outstanding.............  1,608,497   1,645,294     1,936,845   1,868,574     2,771,347
                                             =========   =========   ===========   =========   ===========
Pro forma basic and diluted net loss per
  common share (unaudited)(1)..............                          $     (0.71)              $     (0.37)
                                                                     ===========               ===========
Pro forma basic and diluted weighted
  average number of common shares
  outstanding (unaudited)(1)...............                           35,752,396                40,184,644
                                                                     ===========               ===========


------------
(1) Pro forma basic and diluted net loss per common share reflects the effect of the assumed conversion of our outstanding preferred stock as if this offering had occurred at the date of original issuance into 37,108,599 and 39,886,377 shares of our common stock for the year ended December 31, 2002 and nine months ended September 30, 2003, which will occur automatically upon the closing of this offering. Additionally, for both periods it is assumed that warrants to purchase 110,746 shares of our common stock will be exercised, which would otherwise expire upon the closing of this offering. The net loss attributable to common stockholders has also been adjusted on a pro forma basis to reverse the dividends and accretion on our preferred stock that were previously recorded during the respective periods.

The following table presents a summary of our balance sheet as of September 30, 2003:

+  on an actual basis;

+ on a pro forma basis to give effect to the conversion of all of our outstanding preferred stock into 39,886,377 shares of our common stock, which will occur automatically upon the closing of this offering, and the exercise of warrants to purchase 110,746 shares of our common stock with a weighted average exercise price of $2.33 per share, which warrants would otherwise expire upon the closing of this offering; and

+ on a pro forma as adjusted basis to give further effect to the sale of shares of common stock by us in this offering at an assumed initial public offering
   price of $     per share, after deducting underwriting discounts and
   commissions and estimated offering expenses to be paid by us.

                                                                   AS OF SEPTEMBER 30, 2003
                                                                         (UNAUDITED)
                                                              ----------------------------------
                                                                                      PRO FORMA
                    BALANCE SHEET DATA:                        ACTUAL    PRO FORMA   AS ADJUSTED
------------------------------------------------------------------------------------------------
                                                                        (IN THOUSANDS)
Cash and cash equivalents...................................   $35,070     $35,328
Working capital.............................................    28,814      29,072
Total assets................................................    44,585      44,843
Equipment notes payable.....................................     3,904       3,904
Redeemable convertible preferred stock......................   102,360          --            --
Total stockholders' equity (deficit)........................   (82,839)     19,779

--------------------------------------------------------------------------------

Risk factors


Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below and the other information in this prospects, including the financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock. If any of the following risks or uncertainties actually occurs, our business, prospects, financial condition and operating results would likely suffer, possibly materially. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.


RISKS RELATING TO OUR BUSINESS

WE EXPECT TO CONTINUE TO INCUR SUBSTANTIAL LOSSES, AND WE MAY NEVER ACHIEVE PROFITABILITY.

We began operations in 1998 and have a limited operating history upon which you can evaluate our current business and our prospects. We have incurred substantial and increasing operating losses in each year since inception, and we may never achieve profitability. Our net loss for the nine months ended September 30, 2003 was $14.1 million, and as of September 30, 2003, we had an accumulated deficit of approximately $84.8 million. We expect to incur substantial and increasing net losses for the foreseeable future as we increase our spending to increase the number of our development programs and expand our clinical trial activity, as well as increase our in-licensing arrangements, acquire technologies and further expand our infrastructure. As a result, we will need to generate significant revenue or obtain external financing to pay these costs and achieve profitability. Moreover, these losses have had, and are expected to continue to have, an adverse impact on our working capital, total assets and stockholders' equity.

All of our revenue to date has been derived from license fees, milestone payments and payments for research and development services under our two collaborations with Roche. Additional revenue from these collaborations is dependent on reaching specified milestones or achieving product sales, neither of which is within our control. We have not completed development of any drugs, and we do not expect that any drugs resulting from our or our collaborators' research and development efforts will be commercially available for a significant number of years, if at all. We do not know whether or when we will become profitable because of the significant uncertainties with respect to our ability to generate revenue from the sale of products based on our drug candidates.

OUR DRUG CANDIDATES ARE NOVEL AND IN THE EARLY STAGES OF DEVELOPMENT.

We are a biopharmaceutical company focused on the discovery and development of drug candidates, all of which are at an early stage of development. We have only one drug candidate for which we have completed Phase I clinical trials and one drug candidate for which our collaborator, Roche, is currently conducting Phase I clinical trials. The balance of our activities are focused on the preclinical development of two drug candidates and the identification and optimization of compounds to address biological targets that may be implicated in memory and other cognitive functions. Our drug discovery and development methods are unproven and may not lead to commercially viable drugs for any of several reasons. For example, we may fail to identify appropriate targets or compounds, our drug candidates may fail to be safe and effective in preclinical and clinical trials, or we may have inadequate financial or other resources to pursue discovery and development efforts for new drug candidates. Our drug candidates will require significant additional development, clinical trials, regulatory clearances and additional investment by us or our collaborators before they can be commercialized.

--------------------------------------------------------------------------------

RISK FACTORS
--------------------------------------------------------------------------------

THE DISEASES WE ARE TARGETING ARE POORLY UNDERSTOOD, WHICH INCREASES OUR CHANCES OF FAILURE.

Our drug development programs principally target Alzheimer's disease, depression and schizophrenia. These diseases and their causes are poorly understood. There are no approved drugs that treat these diseases through the mechanisms used by our drug candidates, and there is only a limited scientific understanding of the relationships between these diseases and the neurological pathways targeted by our drug candidates. These uncertainties increase the risk that one or more of our drug development programs may fail.


WE MAY NOT BE ABLE TO SUCCEED IN OUR BUSINESS MODEL OF SEEKING TO ENTER INTO COLLABORATIONS AT EARLY STAGES OF DEVELOPMENT. WE DO NOT CURRENTLY HAVE A COLLABORATION PARTNER FOR MEM 1003, OUR MOST CLINICALLY ADVANCED PROGRAM.


Our current strategy for developing, manufacturing and commercializing our drug candidates includes securing collaborations with pharmaceutical and biotechnology companies relatively early in the drug development process and for these collaborators to undertake the advanced clinical development and commercialization of our drug candidates. We have entered into only two collaborations to date, both of which are with Roche and were entered into prior to commencing clinical trials. It may be difficult for us to find third parties that are willing to enter into collaborations for our other drug candidates at an early stage of development or on economic terms that are comparable to the terms of our collaborations with Roche or at all.


If we are not able to continue to enter into collaborations for our drug candidates at relatively early stages, we could be required to undertake and fund further development, clinical trials, manufacturing and marketing activities solely at our own expense. For example, we are currently seeking a collaboration partner for our MEM 1003 program. If we are not able to engage a collaboration partner prior to the commencement of Phase II trials, which we are in the process of designing, we intend to fund the initial Phase II trials ourselves from the proceeds of this offering. If initial Phase II trials are successful, we may at that time choose to seek a collaboration partner for our MEM 1003 program, or we may choose to continue the program at our own expense. Failure to engage a collaboration partner for MEM 1003 following initial Phase II clinical trials or for any other drug candidate would substantially increase our requirements for capital, which might not be available on favorable terms, or at all. Alternatively, we would have to substantially reduce our development efforts which would delay the commercialization of our drug candidates.


WE ARE DEPENDENT UPON ROCHE AND WILL BE DEPENDENT UPON ANY OTHER COMPANIES WITH WHICH WE ENTER INTO COLLABORATIONS TO CONDUCT CLINICAL TRIALS AND TO MANUFACTURE, MARKET AND SELL OUR PRODUCTS.

Based on our strategy of securing collaborations with pharmaceutical and biotechnology companies that would undertake later-stage clinical development and commercialization of our products, we have entered into two collaborations with Roche for compounds representing a substantial portion of our drug development pipeline and representing all of our revenue to date. We do not have day-to-day control over Roche's activities, and we are unlikely to control the activities of any other collaborators with which we enter into agreements. Any collaborator may be unwilling or unable to fulfill its obligations to us, including its development and commercialization responsibilities in respect of our drug candidates. Our collaborators will have significant discretion in determining the efforts and amount of resources that they dedicate to our collaborations.

Our ability to generate milestone payments and royalties from our collaborators depends on our collaborators' abilities to establish the safety and efficacy of our drug candidates, obtain regulatory

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approvals and achieve market acceptance of products developed from our drug candidates. In addition to testing and seeking regulatory approval, we are dependent on our collaborators for the manufacture of clinical scale quantities of some of our drug candidates and would be dependent on them in the future for commercial scale manufacture, distribution and direct sales. These third parties may not be successful in manufacturing our drug candidates on a commercial scale or in successfully commercializing them.

Under our collaboration agreements with Roche, Roche's termination rights include the ability to terminate each collaboration with us at any time, with or without cause, on relatively short notice. Future collaboration partners, if any, are also likely to have the right to terminate the collaboration on relatively short notice. If Roche or any future collaborator terminates its collaboration with us or fails to perform or satisfy its obligations to us, the development or commercialization of our drug candidates would be delayed and our ability to realize milestone payments and royalty revenue would be adversely affected.

OUR COLLABORATIONS ARE SUBJECT TO MANY RISKS WHICH COULD PREVENT US FROM DEVELOPING AND COMMERCIALIZING OUR DRUG CANDIDATES.

We are dependent on Roche and any other collaborators that we engage in the future for drug development and commercialization. Additional risks that we face in connection with our collaborations include the following:

+ our collaborators may develop and commercialize, either alone or with others, products and services that are similar to or competitive with the products that are the subject of the collaboration with us;

+ collaborators may underfund or not commit sufficient resources to the testing, marketing, distribution or other development of our products;

+ our collaborators may not properly maintain or defend our intellectual property rights or they may utilize our proprietary information in such a way as to invite litigation that could jeopardize or potentially invalidate our proprietary information or expose us to potential liability;

+ our collaborators may encounter conflicts of interest, changes in business strategy or other business issues which could adversely affect their willingness or ability to fulfill their obligations to us (for example, pharmaceutical and biotechnology companies historically have re-evaluated their priorities following mergers and consolidations, which have been common in recent years in these industries); and

+ disputes may arise between us and our collaborators delaying or terminating the research, development or commercialization of our drug candidates, resulting in significant litigation or arbitration that could be time-consuming and expensive, or causing collaborators to act in their own self-interest and not in the interest of our stockholders.

IN ADDITION TO OUR COLLABORATIONS, WE ARE DEPENDENT ON CERTAIN LICENSE RELATIONSHIPS.


We have in-licensed technology that is important to our business, and we expect to enter into additional licenses in the future. For example, we hold a license from Bayer AG for intellectual property relating to MEM 1003. Our license from Bayer imposes on us development and commercialization obligations, milestone and royalty payment obligations and other obligations. Other licenses to which we are a party contain, and we expect that any future in-licenses will contain, similar provisions. If we fail to comply with these obligations to Bayer or to any other licensor, the licensor may have the right to terminate the license, in which event we would not be able to commercialize drug candidates or technologies that were covered by the license. Also, the milestone and other payments associated with these licenses could make it less profitable for us to develop drug candidates utilizing these drug candidates and technologies.


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In the event that our license agreements are terminated, we may not be able to obtain licenses for alternative drug candidates or technologies on terms favorable to us, if at all. If any of our licensors terminates or breaches its agreement with us, such termination or breach could have a material adverse effect on our business.

OUR PRECLINICAL AND CLINICAL TESTING RESULTS MAY NOT BE PREDICTIVE OF FUTURE TRIAL RESULTS. IF SUBSEQUENT TRIAL RESULTS ARE UNFAVORABLE, WE MAY BE FORCED TO STOP DEVELOPING DRUG CANDIDATES THAT WE CURRENTLY BELIEVE ARE IMPORTANT TO OUR FUTURE.

The results of preclinical studies and early stage clinical trials of our drug candidates are not necessarily predictive of the results of later stage clinical trials. Our approach to drug development involves rigorous preclinical testing with a variety of in vitro assays and animal models in order to obtain early indications of efficacy and safety. We have invested in and continue to invest substantial resources in this capability. However, since none of our drug candidates has progressed past Phase I clinical trials and only one drug candidate has completed Phase I clinical trials, we cannot determine whether our preclinical testing methodologies are predictive of clinical safety or efficacy. As we obtain results from trials, we may elect to discontinue or delay clinical trials for certain products in order to focus our resources on more promising products. Moreover, drug candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical or initial clinical testing. For example, we are currently developing PDE4 inhibitors for a variety of indications. Drugs in this class of compounds developed by others have shown adverse side effect profiles that have limited the ability of these compounds to be used as effective drugs. While our preclinical tests with two PDE4 inhibitors have indicated more favorable safety results, these early-stage tests may not be predictive of the safety and tolerability that these drug candidates will exhibit in later-stage clinical trials.

IF OUR CLINICAL TRIALS OR THOSE OF OUR COLLABORATORS ARE UNSUCCESSFUL, OR IF WE EXPERIENCE SIGNIFICANT DELAYS IN THESE TRIALS, OUR ABILITY TO COMMERCIALIZE OUR PRODUCTS WILL BE IMPAIRED.

Before obtaining regulatory approval for the sale of our drug candidates, they must be subjected to extensive clinical trials to demonstrate their safety and efficacy for humans. The clinical trials of any drug candidates that we develop must comply with regulation by numerous federal, state and local government authorities in the US, principally the US Food and Drug Administration, or FDA, and by similar agencies in other countries. Securing FDA approval requires the submission of extensive preclinical and clinical data and supporting information for each therapeutic indication to establish the product candidate's safety and efficacy.

Only two of our drug candidates, MEM 1003 and MEM 1414, are currently undergoing clinical trials. Neither has progressed past Phase I clinical trials, which have been conducted in the United Kingdom.

It takes years to complete the testing of a product, and failure can occur at any stage of testing. For example, our testing may be delayed or halted due to any of the following:

+ any preclinical test or clinical trial may fail to produce safety and efficacy results satisfactory to the FDA or foreign regulatory authorities;

+ preclinical and clinical data can be interpreted in different ways, which could delay, limit or prevent regulatory approval;

+ negative or inconclusive results from a preclinical test or clinical trial or adverse medical events during a clinical trial could cause a preclinical study or clinical trial to be repeated or a program to be terminated, even if other studies or trials relating to the program are successful;

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+  the FDA can place a clinical hold on a trial if, among other reasons, it finds that patients enrolled in the trial are or would be exposed to an unreasonable and significant risk of illness or injury;

+ the FDA might not approve the manufacturing processes or facilities that we utilize, or the processes or facilities of our collaborators;

+ any regulatory approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the product not commercially viable;

+ we or our collaborators may encounter delays or rejections based on changes in regulatory agency policies during the period in which we develop a drug or the period required for review of any application for regulatory agency approval; and

+ our clinical trials may not demonstrate the safety and efficacy of our products or result in marketable products.

In addition, we or our collaborators may encounter delays or rejections based on our inability to enroll a sufficient number of patients to complete our clinical trials. Patient enrollment depends on many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites and the eligibility criteria for the study. Delays in planned patient enrollment may result in increased costs, program delays or both, which could have a harmful effect on our ability to develop products.

WE FACE INTENSE COMPETITION IN THE DEVELOPMENT AND COMMERCIALIZATION OF OUR DRUG CANDIDATES.

The development and commercialization of new drugs is highly competitive. There are a number of companies that focus on the CNS disease markets that we are addressing. We face competition from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. Additionally, various large pharmaceutical and biotechnology companies, universities and public agencies are developing and using technologies to address the treatment of cognitive disorders. Many of our competitors possess greater financial, managerial, scientific and technical resources than we do and have significantly more experience in preclinical testing, human clinical trials, product manufacturing, the regulatory approval process and marketing and distribution than we do, all of which put us at a competitive disadvantage. We face and will continue to face competition in the discovery, in-licensing, development and commercialization of our drug candidates, which could severely impact our ability to generate revenue or achieve significant market acceptance of our drug candidates. Furthermore, new developments, including the development of other drugs and technologies and methods of preventing the incidence of disease, such as vaccines, occur in the pharmaceutical industry at a rapid pace. These developments could render our drug candidates obsolete or noncompetitive.

We are aware that there are a number of drugs under development by both large pharmaceutical companies and small biotechnology companies for additional treatments of Alzheimer's disease, depression and schizophrenia as well as potential therapies for vascular dementia and MCI.


WE DEPEND ON OUR KEY SCIENTIFIC AND OTHER KEY PERSONNEL. IF WE ARE NOT ABLE TO RETAIN THEM OR RECRUIT ADDITIONAL SCIENTIFIC AND TECHNICAL PERSONNEL, OUR BUSINESS WILL SUFFER.



Our performance is substantially dependent on the performance of our senior management and key scientific and technical personnel, particularly Tony Scullion, our Chief Executive Officer, Dr. Axel Unterbeck, our President and Chief Scientific Officer, Dennis Keane, our Chief Financial Officer, Dr. James
E. Barrett, our President of Research and Development, and Gardiner F. H. Smith, our Vice President of Business Development. Our employment agreements with these executive officers are terminable by us or the executive on short or no notice. The loss of the services of one or more of our


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key employees or the inability to attract and retain qualified personnel could have an adverse impact on our business and prospects. We do not carry key man life insurance on any of our key personnel.


We face competition for research scientists and technical staff from other companies, academic institutions, government entities, nonprofit laboratories and other organizations. To pursue our product development plans, we will need to hire additional management personnel and additional qualified scientific personnel to perform research and development. If we cannot continue to attract and retain, on acceptable terms, the qualified personnel necessary for the continued development of our business, we may not be able to sustain our operations or grow.

WE MAY NEED ADDITIONAL FINANCING, WHICH MAY BE DIFFICULT TO OBTAIN. OUR FAILURE TO OBTAIN NECESSARY FINANCING, OR OBTAINING FINANCING ON UNATTRACTIVE TERMS, COULD ADVERSELY AFFECT OUR DEVELOPMENT PROGRAMS AND OTHER OPERATIONS.

We believe that the proceeds from this offering and projected revenue from our collaborations should be sufficient to fund our anticipated levels of operations for at least the next 24 months. However, our business or operations may change in a manner that would consume available resources more rapidly than we anticipate.

Our future capital requirements will depend on many factors, including:

+ the number of compounds and drug candidates that we advance through the development process;

+  the success of our two collaborations with Roche;

+ whether we are able to enter into a collaboration with regard to MEM 1003 and the terms of any such collaboration;

+  our ability to establish and maintain additional collaborations;

+  the scope and results of our and our collaborators' clinical trials;

+  potential in-licensing or acquisition of other compounds or technologies;

+  the timing of, and the costs involved in, obtaining regulatory approvals;

+ the availability of third parties, and the cost, to manufacture compounds for clinical trial supply;

+ the cost of commercialization activities, including product marketing, sales and distribution; and

+ the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including litigation costs and the results of such litigation.

We may not be able to obtain additional financing when we need it or on acceptable terms. If we are unable to obtain adequate financing on a timely basis, we may have to reduce substantially or eliminate expenditures for the development and production of certain of our proposed products or obtain funds through arrangements with collaborators that require us to relinquish greater rights to our technologies or drug candidates than we might otherwise have done. Either of these alternatives could have a material adverse effect on our business, operating results, financial condition and future growth prospects. If we raise additional funds by issuing equity securities, our then existing stockholders will experience dilution, and the terms of any new equity securities may have preferences over our common stock.

IF THIRD-PARTY CLINICAL RESEARCH ORGANIZATIONS DO NOT PERFORM IN AN ACCEPTABLE AND TIMELY MANNER, OUR CLINICAL TRIALS COULD BE DELAYED OR UNSUCCESSFUL.


We do not have the ability to conduct our clinical trials independently. In addition to our collaborators, we rely and will continue to rely on clinical investigators, third-party clinical research organizations and consultants to perform some or all of the functions associated with clinical trials. From time to time, clinical investigators, third-party clinical research organizations and consultants have not performed in a manner that we believed was acceptable or timely. In each case we have discussed and resolved these issues


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with the vendor, and none of these issues have led to a material delay or other material adverse effect on our clinical trials. However, the failure of any vendor to perform in an acceptable and timely manner in the future could cause a delay or other material adverse effect on our clinical trials.


If we or our collaborators cannot locate acceptable contractors to run a portion of our or our collaborators' clinical trials or enter into favorable agreements with them, or if these third parties do not successfully carry out their contractual duties, satisfy FDA and other US and foreign legal and regulatory requirements for the conduct of clinical trials or meet expected deadlines, our clinical development programs and those of our collaborators could be delayed and otherwise adversely affected.

IF WE OR OUR COLLABORATORS FAIL TO OBTAIN REGULATORY CLEARANCE FOR OUR CURRENT OR FUTURE DRUG CANDIDATES, WE WILL BE UNABLE TO MARKET AND SELL ANY PRODUCTS AND THEREFORE MAY NEVER BE ABLE TO GENERATE PRODUCT REVENUE OR BE PROFITABLE.

We or our collaborators will be required to obtain and maintain an effective investigational new drug application, or IND, to conduct human clinical trials in the US and must obtain and maintain regulatory approval for commercial distribution. This process is expensive, uncertain and takes many years. None of our drug candidates is currently approved for sale by the FDA or by any other regulatory agency in the world, and our drug candidates may never be approved for sale or become commercially viable. If we, either alone or with collaborators, are unable to successfully complete clinical trials of any of our current or future drug candidates, or if the results of these trials are not positive or are only modestly positive, we or our collaborators may not be able to obtain marketing approval for any drugs or may obtain approval for indications that are not as broad as we wanted. If this occurs, our business will be materially harmed, our ability to generate revenue will be severely impaired and our stock price may decline.

FAILURE TO OBTAIN REGULATORY APPROVAL IN FOREIGN JURISDICTIONS WOULD PREVENT US FROM MARKETING OUR PRODUCTS ABROAD.

We intend to have our products marketed outside the US. In order to market our products in the European Union and many other foreign jurisdictions, we or our collaborators must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process entails all of the risks associated with obtaining FDA approval. We and our collaborators may fail to obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. We and our collaborators may not be able to file for, and may not receive, necessary regulatory approvals to commercialize our products in any market. If we or our collaborators fail to obtain these approvals, our business, financial condition and results of operations could be materially and adversely affected.

OUR POTENTIAL PRODUCTS MAY NOT BE COMMERCIALLY VIABLE IF WE OR OUR COLLABORATORS FAIL TO OBTAIN AN ADEQUATE LEVEL OF REIMBURSEMENT FOR THESE PRODUCTS BY MEDICARE AND OTHER THIRD-PARTY PAYORS.

Our commercial success will depend in part on third-party payors such as government health administration authorities, including Medicare, private health insurers and other organizations agreeing to reimburse patients for the costs of our products. Significant uncertainty exists as to the reimbursement status of newly approved health care products. Because most persons suffering from Alzheimer's disease are elderly, we expect that coverage for any products that we and our collaborators successfully develop to

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treat Alzheimer's disease in the US will be provided primarily through the
Medicare program. Our business would be materially adversely affected if the Medicare program were to determine that our drugs are "not reasonable and necessary" and deny reimbursement of our or our collaborators' prospective products. Our business could also be adversely affected if the Medicare program or other reimbursing bodies or payors limit the indications for which our or our collaborators' prospective products will be reimbursed to a smaller set of indications than we believe is appropriate.

In some foreign countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take 6 to 12 months or longer after the receipt of regulatory marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we or our collaborators may be required to conduct a clinical trial that compares the cost-effectiveness of our products to other available therapies. If reimbursement for our products in foreign countries is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be materially harmed.

IF PHYSICIANS AND PATIENTS DO NOT ACCEPT OUR PRODUCT CANDIDATES, WE MAY BE UNABLE TO GENERATE SIGNIFICANT REVENUE.

Even if our drug candidates obtain regulatory approval, they still may not gain market acceptance among physicians, patients and the medical community, which would limit our ability to generate revenue and would adversely affect our results of operations. Physicians will not recommend products developed by us or our collaborators until clinical data or other factors demonstrate the safety and efficacy of our products as compared to other available treatments. In addition, competitors may be more effective in marketing their drugs. Even if the clinical safety and efficacy of products developed from our drug candidates is established, physicians may elect not to recommend these products for a variety of factors, including the reimbursement policies of government and third-party payors.

WE HAVE NO MANUFACTURING CAPACITY AND DEPEND ON THIRD PARTIES TO MANUFACTURE OUR PRODUCTS.

We do not currently operate manufacturing facilities for clinical or commercial production of our drug candidates under development, and we do not currently intend to do so in the foreseeable future. We have no manufacturing experience, and we currently lack the resources and capability to manufacture any of our drug candidates on a clinical or commercial scale. As a result, we are dependent on third parties, including Roche, for the manufacture of clinical and commercial scale quantities of our drug candidates. These third parties may not be successful in manufacturing these drug candidates on a commercial scale. Although we believe that there are an adequate number of suppliers for our compounds under development and for those that may become future products, we could experience a shortage of suppliers, or an interruption in supply if a supplier relationship were terminated, that could have an adverse effect on our or our collaborators' ability to supply products. In addition, in the event of a natural disaster, equipment failure, power failure, strike or other difficulty, we may be unable to replace our third-party manufacturers in a timely manner.

MANUFACTURING OF OUR PRODUCTS MUST MEET APPLICABLE REGULATORY STANDARDS.

We, our collaborators and our third-party manufacturers are required to adhere to current federal good manufacturing practices requirements, known as cGMP. Under these requirements, our drug candidates must be manufactured and our records maintained in a prescribed manner with respect to manufacturing, testing, quality control and other activities. Furthermore, the manufacturing facilities used by us or our collaborators must pass a pre-approval inspection by the FDA and foreign authorities before obtaining marketing approval, and will be subject to periodic inspection by the FDA

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and corresponding foreign regulatory authorities. These inspections may result in compliance issues that could prevent or delay marketing approval, result in interruption or shortage of clinical or commercial product or require the expenditure of money or other resources to correct. If these manufacturing facilities fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

WE FACE THE RISK OF PRODUCT LIABILITY CLAIMS AND MAY NOT BE ABLE TO OBTAIN INSURANCE.


Our business exposes us to the risk of product liability claims that is inherent in the development of drugs. If the use of one or more of our or our collaborators' drugs harms people, we may be subject to costly and damaging product liability claims brought against us by clinical trial participants, consumers, health care providers, pharmaceutical companies or others selling our products. We have product liability insurance that covers our clinical trials up to an aggregate of $10.0 million annually, with a deductible of $25,000 per claim. We believe that this coverage is consistent with industry practice, but we cannot predict all of the possible harms or side effects that may result and, therefore, the amount of insurance coverage we currently hold may not be adequate to cover all liabilities we might incur. We intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for our drug candidates in development, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. If we are unable to obtain insurance at an acceptable cost or otherwise protect against potential product liability claims, we will be exposed to significant liabilities, which may materially and adversely affect our business and financial position. If we are sued for any injury allegedly caused by our or our collaborators' products, our liability could exceed our total assets and our ability to pay the liability. A successful product liability claim or series of claims brought against us would decrease our cash and could cause our stock price to fall.


OUR OR OUR COLLABORATORS' PRODUCTS COULD BE SUBJECT TO RESTRICTIONS OR WITHDRAWAL FROM THE MARKET. WE OR THEY MAY BE SUBJECT TO PENALTIES IF WE OR THEY FAIL TO COMPLY WITH POST-APPROVAL REGULATORY REQUIREMENTS OR EXPERIENCE UNANTICIPATED PROBLEMS WITH ANY APPROVED PRODUCTS.

If we or our collaborators obtain marketing approval for a product, that product, along with the associated manufacturing processes, any post-approval clinical data and the advertising and promotional activities for the product will be subject to continual requirements, review and periodic inspections by the FDA and other regulatory bodies. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to other restrictive conditions of approval. Furthermore, any approval may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. Later discovery of previously unknown problems with our products supplier processes, or failure to comply with regulatory requirements, may result in:

+  product recalls;

+  revocation of previously granted approvals;

+  the need to conduct additional clinical trials; and

+  fines and other censures.

We or our collaborators may be slow to adapt, or we or they may not be able to adapt, to changes in existing regulatory requirements or adoption of new regulatory requirements or policies.

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OUR BUSINESS ACTIVITIES REQUIRE COMPLIANCE WITH ENVIRONMENTAL LAWS. IF WE
VIOLATE THESE LAWS, WE COULD BE SUBJECT TO SIGNIFICANT FINES, LIABILITIES OR OTHER ADVERSE CONSEQUENCES.


Our research and development programs and manufacturing operations involve the controlled use of hazardous materials. Accordingly, we are subject to federal, state and local laws governing the use, handling and disposal of these materials. Although we believe that our safety procedures for handling and disposing of these materials comply in all material respects with the standards prescribed by state and federal regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In addition, our collaborators may not comply with these laws. In the event of such an accident or failure to comply with environmental laws, we could be held liable for damages that result, and any such liability could exceed our assets and resources.


RISKS RELATING TO INTELLECTUAL PROPERTY

IF WE ARE UNABLE TO OBTAIN INTELLECTUAL PROPERTY PROTECTION FOR OUR CHEMICAL COMPOUNDS AND RESEARCH TOOLS, THE VALUE OF OUR TECHNOLOGY AND PRODUCTS WILL BE ADVERSELY AFFECTED.

Our success depends in part on our ability to obtain and maintain intellectual property protection for our drug candidates, technology and know-how. Our policy is to seek to protect our chemical compounds and technologies by, among other methods, filing US and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We or our licensors file patent applications directed to all drug candidates in an effort to establish intellectual property positions regarding new chemical entities relating to our drug candidates as well as uses of new chemical entities in the treatment of CNS diseases.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective patent claims and enforcing those claims once granted. We do not know whether any of our patent applications or those patent applications that we license will result in the issuance of any patents. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, invalidated, rendered unenforceable or circumvented, which could limit our ability to stop competitors from marketing related products or the length of term of patent protection that we may have for our or our collaborators' products. In addition, the rights granted under any issued patents may not provide us with competitive advantages against competitors with similar compounds or technologies. Furthermore, our competitors may independently develop similar technologies or duplicate any technology developed by us in a manner that does not infringe our patents or other intellectual property. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our products or those developed by our collaborators can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantages of the patent.

WE RELY ON TRADE SECRETS AND OTHER CONFIDENTIAL INFORMATION TO MAINTAIN OUR PROPRIETARY POSITION.

In addition to patent protection, we also rely on protection of trade secrets, know-how and confidential and proprietary information. To maintain the confidentiality of trade secrets and

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proprietary information, we have entered into confidentiality agreements with our employees, consultants and collaborators upon the commencement of their relationships with us. These agreements require that all confidential information developed by the individual or made known to the individual by us during the course of the individual's relationship with us be kept confidential and not disclosed to third parties. Our agreements with employees also provide that inventions conceived by the individual in the course of rendering services to us shall be our exclusive property. However, we may not obtain these agreements in all circumstances, and individuals with whom we have these agreements may not comply with their terms. In the event of unauthorized use or disclosure of our trade secrets or proprietary information, these agreements, even if obtained, may not provide meaningful protection for our trade secrets or other confidential information. To the extent that our employees, consultants or contractors use technology or know-how owned by others in their work for us, disputes may arise as to the rights in related inventions.


Adequate remedies may not exist in the event of unauthorized use or disclosure of our confidential information. The disclosure of our trade secrets would impair our competitive position and could have a material adverse effect on our operating results, financial condition and future growth prospects.

WE MAY BE INVOLVED IN LAWSUITS TO PROTECT OR ENFORCE OUR PATENTS OR THE PATENTS OF OUR COLLABORATORS OR LICENSORS, WHICH COULD BE EXPENSIVE AND TIME CONSUMING.

Competitors may infringe our patents or the patents of our collaborators or licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover its technology. An adverse determination of any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

Interference proceedings brought by the US Patent and Trademark Office may be necessary to determine the priority of inventions with respect to our patent applications or those of our collaborators or licensors. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and be a distraction to our management. We may not be able, alone or with our collaborators and licensors, to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the US.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

We may not prevail in any litigation or interference proceeding in which we are involved. Even if we do prevail, these proceedings can be very expensive and distract our management.

THIRD PARTIES MAY OWN OR CONTROL PATENTS OR PATENT APPLICATIONS THAT ARE INFRINGED BY OUR TECHNOLOGIES OR DRUG CANDIDATES.

Our success depends in part on avoiding the infringement of other parties' patents and proprietary rights as well as avoiding the breach of any licenses relating to our technologies and products. In the US, patent applications filed in recent years are confidential for 18 months, while older applications are not published until the patent issues. As a result, there may be patents of which we are unaware, and avoiding patent infringement may be difficult. We may inadvertently infringe third-party patents or

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patent applications. These third parties could bring claims against us, our collaborators or our licensors that, even if resolved in our favor, could cause us to incur substantial expenses and, if resolved against us, could additionally cause us to pay substantial damages. Further, if a patent infringement suit were brought against us, our collaborators or our licensors, we or they could be forced to stop or delay research, development, manufacturing or sales of any infringing product in the country or countries covered by the patent we infringe, unless we can obtain a license from the patent holder. Such a license may not be available on acceptable terms, or at all, particularly if the third party is developing or marketing a product competitive with the infringing product. Even if we, our collaborators or our licensors were able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property.


We also may be required to pay substantial damages to the patent holder in the event of an infringement. Under some circumstances in the US, these damages could be triple the actual damages the patent holder incurs. If we have supplied infringing products to third parties for marketing or licensed third parties to manufacture, use or market infringing products, we may be obligated to indemnify these third parties for any damages they may be required to pay to the patent holder and for any losses the third parties may sustain themselves as the result of lost sales or damages paid to the patent holder.

Any successful infringement action brought against us may also adversely affect marketing of the infringing product in other markets not covered by the infringement action, as well as our marketing of other products based on similar technology. Furthermore, we may suffer adverse consequences from a successful infringement action against us even if the action is subsequently reversed on appeal, nullified through another action or resolved by settlement with the patent holder. The damages or other remedies awarded, if any, may be significant. As a result, any infringement action against us would likely delay the regulatory approval process, harm our competitive position, be very costly and require significant time and attention of our key management and technical personnel.


Under our agreement with Bayer AG, we have the first right, but not the obligation, to defend the patent rights covered under the agreement against infringement or interference by any third party. Under our collaborations with Roche, Roche has the first right to bring an action with respect to the infringement of patent rights covered under the applicable agreement. In the event that Roche does not exercise this right, we retain the right to bring the infringement action.


RISKS RELATED TO THIS OFFERING

WE HAVE BROAD DISCRETION IN THE USE OF THE NET PROCEEDS FROM THIS OFFERING AND MAY NOT USE THEM EFFECTIVELY.

We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in "Use of proceeds" in this prospectus. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. The failure by our management to apply these funds effectively could have a material adverse effect on our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

AFTER THIS OFFERING, OUR EXECUTIVE OFFICERS, DIRECTORS AND MAJOR STOCKHOLDERS WILL MAINTAIN THE ABILITY TO CONTROL ALL MATTERS SUBMITTED TO STOCKHOLDERS FOR APPROVAL.

When this offering is completed, our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before the completion of this offering will, in the aggregate, beneficially own shares
representing approximately      % of our capital stock. Accordingly,

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 18

RISK FACTORS
--------------------------------------------------------------------------------

these executive officers, directors and their affiliates, acting as a group, will have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. These stockholders may also delay or prevent a change of control of us, even if such a change of control would benefit our other stockholders.

THE MARKET PRICE OF OUR COMMON STOCK MAY BE HIGHLY VOLATILE, AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE INITIAL PUBLIC OFFERING PRICE.

The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

+ announcements regarding the results of preclinical tests or clinical studies involving our product candidates;

+ disputes, modifications, terminations or other developments regarding our collaborations with Roche;

+ announcements regarding new collaborations or changes in these collaborations;

+ announcements regarding technological innovations or new products by us, our collaborators or our competitors;

+  changes in the market valuations of similar companies;

+  conditions or trends in the biotechnology and pharmaceutical industries;

+ developments relating to patents and other intellectual property rights, including disputes with licensors or other third parties, litigation matters and our ability to obtain patent protection for our chemical compounds or technologies;

+  FDA or international regulatory actions;

+  additions to or departures of our key personnel;

+  actual or anticipated variations in quarterly operating results;

+  changes in financial estimates by securities analysts; and

+  sales of our common stock.

In addition, public companies in general and companies listed on The Nasdaq National Market in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, there has been particular volatility in the market prices of securities of biotechnology and other life sciences companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market, securities class action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management's attention and resources.

ANTITAKEOVER PROVISIONS THAT WE HAVE IN PLACE COULD ENTRENCH OUR MANAGEMENT TEAM AND DELAY OR PREVENT AN ACQUISITION. THESE PROVISIONS COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK BECAUSE PURCHASERS CANNOT ACQUIRE A CONTROLLING INTEREST.

Provisions of our charter and bylaws that will be in effect upon completion of this offering and applicable provisions of the General Corporation Law of the State of Delaware may make it more

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                                                                              19

RISK FACTORS
--------------------------------------------------------------------------------

difficult for or prevent a third party from acquiring control of us without the approval of our board of directors. These provisions include:

+  a classified board of directors;

+  limitations on the removal of directors;

+  limitations on stockholder proposals at meetings of stockholders;

+ the inability of stockholders to act by written consent or to call special meetings; and

+ the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval.

The affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote is necessary to amend or repeal the above provisions of our certificate of incorporation. In addition, absent approval of our board of directors, our bylaws may only be amended or repealed by the affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit large stockholders from consummating a merger with or acquisition of us.

These provisions may have the effect of entrenching our management team and preventing a merger or acquisition that would be attractive to stockholders. As a result, these provisions may deprive you of the opportunity to sell your shares to potential acquirors at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the market price of our common stock.

INVESTORS IN THIS OFFERING WILL PAY A MUCH HIGHER PRICE THAN THE BOOK VALUE OF OUR COMMON STOCK.

Purchasers of common stock in this offering will pay a price per share that substantially exceeds the per share value of net tangible book value of our
existing capital stock. Assuming an initial public offering price of $     per
share, you will experience immediate dilution of approximately $     per share,
representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the assumed initial public offering price. In addition, purchasers of common stock in this offering will
have contributed approximately      % of the aggregate price paid by all
purchasers of our stock but will own only approximately      % of our common
stock outstanding after this offering.

AN ACTIVE TRADING MARKET FOR OUR COMMON STOCK MAY NOT DEVELOP.

Prior to this offering, there has been no public market for our common stock. Although we have applied to have our common stock quoted on The Nasdaq National Market, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price for our common stock will be determined through negotiations with the underwriters. This initial public offering price may vary from the market price of our common stock after the offering. You may not be able to sell your common stock at or above the initial public offering price.

BECAUSE WE DO NOT INTEND TO PAY DIVIDENDS, YOU WILL BENEFIT FROM AN INVESTMENT IN OUR COMMON STOCK ONLY IF IT APPRECIATES IN VALUE.

We have paid no cash dividends on any of our capital stock to date, and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. The success of your investment in our common stock will likely depend entirely upon any future appreciation. There is no guarantee that our

--------------------------------------------------------------------------------
 20

RISK FACTORS
--------------------------------------------------------------------------------

common stock will appreciate in value after the offering or even maintain the price at which you purchased your shares.


IF THERE ARE SUBSTANTIAL SALES OF OUR COMMON STOCK, OUR STOCK PRICE COULD
DECLINE.


If our existing stockholders sell a large number of shares of our common stock, or the public market perceives that existing stockholders might sell shares of common stock, the market price of our common stock could decline significantly. All of the shares being sold in this offering will be freely tradable without restriction or further registration under the federal securities laws, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act, and most of our other outstanding shares of common stock will generally become freely tradable 180 days after this offering. See "Shares eligible for future sale."

Holders of preferred stock convertible into 39,886,377 shares of our common stock and holders of warrants to purchase 347,222 shares of our common stock have customary demand and piggyback registration rights with respect to the shares of common stock to be issued upon conversion of their preferred stock or exercise of their warrants. In addition, holders of 100,000 shares of our common stock and holders of warrants exercisable into 25,000 shares of common stock have customary piggyback registration rights with respect to their shares of common stock or the shares of common stock to be issued upon conversion of their warrants. If we register their shares of common stock following the expiration of the lock-up agreements, they can sell those shares freely in the public market. Additionally, we intend to register promptly following the closing of
this offering approximately                shares of common stock that are
authorized for issuance under our stock option plans. As of November 30, 2003, 6,740,016 shares of common stock were subject to outstanding options, 3,614,857 of which were immediately exercisable. Once registered, these shares would also be freely tradable in the public market.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Special note regarding forward-looking statements

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans and objectives of management are forward-looking statements. The words "anticipate," "could," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would," "potential," "should" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on our forward-looking statements. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the "Risk factors" section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may change. Except as required by law, we do not undertake any obligation to update any forward-looking statements, even though our situation may change in the future.

We qualify all of the information presented in this prospectus, and particularly our forward-looking statements, by these cautionary statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is part, completely and with the understanding that our actual future results may be materially different from what we expect.


NOTICE TO INVESTORS



You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where those offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.


--------------------------------------------------------------------------------
 22

--------------------------------------------------------------------------------

Use of proceeds

We estimate that the net proceeds we will receive from the sale of        shares
of our common stock in this offering will be approximately $     million, or
approximately $     million if the underwriters fully exercise their
over-allotment option, in each case assuming an initial public offering price of
$     per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for research and development activities, including preclinical and clinical development of our drug candidates, working capital and other general corporate purposes. Pending such uses, we plan to invest the net proceeds of the offering in short-term, interest bearing, investment grade securities.

The amount and timing of our actual expenditures will depend on numerous factors, including the progress of our research, clinical trials and other development activities, the number and breadth of our drug development programs, our ability to establish and maintain collaborations and other arrangements and the amount of cash, if any, generated by our operations. In addition, a portion of the net proceeds may be used for the licensing or acquisition of rights to potential new drug compounds and technologies and for the acquisition of businesses, products and technologies, in each case that are complementary to our own business. We do not, however, currently have any agreements with respect to any pending material acquisitions or in-licensing transactions. We will retain broad discretion in the allocation and use of the net proceeds of this offering.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Dividend policy

We have never declared or paid cash dividends on any of our capital stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We presently intend to retain future earnings, if any, to finance the expansion and growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors our board of directors deems relevant. In addition, the terms of any future debt or credit facility may preclude us from paying dividends on our common stock.

--------------------------------------------------------------------------------
 24

--------------------------------------------------------------------------------

Capitalization

The following table describes our cash and cash equivalents and our capitalization as of September 30, 2003:

+  on an actual basis;

+ on a pro forma basis to give effect to the conversion of all of our outstanding preferred stock into 39,886,377 shares of our common stock, which will occur automatically upon the closing of this offering, and the issuance of 110,746 shares of our common stock upon exercise of warrants with a weighted average exercise price of $2.33 per share, which warrants would otherwise expire upon the closing of this offering; and

+  on a pro forma as adjusted basis to give further effect to the sale of shares of common stock by us in this offering at an assumed initial
   public offering price of $     per share, after deducting underwriting
   discounts and commissions and estimated offering expenses to be paid by us.


                                                                                AS OF SEPTEMBER 30, 2003
                                                                                             (UNAUDITED)
                                                         -----------------------------------------------
                                                                                               PRO FORMA
                                                                ACTUAL        PRO FORMA      AS ADJUSTED
--------------------------------------------------------------------------------------------------------
                                                         (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Cash and cash equivalents..............................     $ 35,070         $ 35,328         $
                                                            ========         ========         ========
Equipment notes payable, less current portion..........     $  2,185         $  2,185         $  2,185
                                                            --------         --------         --------
Redeemable convertible preferred stock, $0.001 par
  value per share, and accrued dividends; 39,217,908
  shares authorized; and 39,210,765 shares issued and
  outstanding, actual; no shares authorized, issued or
  outstanding, pro forma and pro forma as adjusted.....      102,360(1)            --               --
Stockholders' equity (deficit):
  Convertible preferred stock, $0.001 par value per
     share; no shares authorized, actual and pro forma,
     and 5,000,000 shares authorized, pro forma as
     adjusted; and no shares outstanding, actual, pro
     forma or pro forma as adjusted....................           --               --               --
  Common stock, $0.001 par value per share; 53,276,000
     shares authorized, actual and pro forma, and
     shares authorized, pro forma as adjusted; and
     3,389,099 shares issued and outstanding, actual;
     43,386,222 shares issued and outstanding, pro
     forma; and      shares issued and outstanding pro
     forma as adjusted.................................            3               43
  Additional paid-in capital(1)........................        1,911          104,489
  Accumulated deficit..................................      (84,753)         (84,753)
                                                            --------         --------         --------
     Total stockholders' equity (deficit)..............      (82,839)          19,779
                                                            --------         --------         --------
          Total capitalization.........................     $ 21,706         $ 21,964         $
                                                            ========         ========         ========


------------
 (1) Includes the accrued dividends of $15,914 on the redeemable convertible preferred stock, which has been reclassified to "Additional paid-in capital" on a pro forma and pro forma as adjusted basis.

--------------------------------------------------------------------------------

CAPITALIZATION
--------------------------------------------------------------------------------

The table on the preceding page excludes:


+ 6,566,374 shares of common stock issuable upon exercise of stock options outstanding at a weighted average exercise price of $0.25 per share;


+            shares of common stock issuable upon exercise of an option to be granted to Dr. Eric Kandel, upon consummation of the offering, under a consulting agreement with us to maintain his pre-offering percentage ownership of our common stock, at an exercise price equal to the public offering price per share (which right will then terminate);


+ 407,222 shares of common stock issuable upon exercise of warrants outstanding with a weighted average exercise price of $3.97 per share; and


+            shares of common stock (to be reduced by the number of shares subject to the option to be granted to Dr. Kandel noted above) available for future grants under our stock option plans.

--------------------------------------------------------------------------------
 26

--------------------------------------------------------------------------------

Dilution

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.


Our net tangible book deficit at September 30, 2003 was ($82.8) million or ($24.44) per share of common stock. Net tangible deficit per share represents our tangible assets less total liabilities and redeemable preferred stock, divided by the number of shares of common stock outstanding as of September 30, 2003.


Our pro forma net tangible book value as of September 30, 2003 was approximately $19,779 or $0.46 per share of common stock. Pro forma net tangible book value gives effect to (i) the conversion of all of our outstanding preferred stock into 39,886,377 shares of our common stock, which will occur automatically upon the closing of this offering and (ii) the exercise of warrants to purchase 110,746 shares of our common stock with a weighted average exercise price of $2.33 per share, which warrants would otherwise expire upon the closing of this offering.

After giving effect to the issuance and sale by us of the           shares of
common stock offered by this prospectus, assuming an initial public offering
price of $     per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2003 would have been approximately
$     million, or $     per share. This represents an immediate increase in the
pro forma net tangible book value of $     per share to existing stockholders
and an immediate dilution of $     per share to new investors. This dilution is
illustrated by the following table:


Assumed initial public offering price per share of common
  stock.....................................................            $
  Net tangible book deficit per share as of September 30,
     2003...................................................  ($24.44)
  Pro forma increase in net tangible book value per share
     attributable to the conversion of all outstanding
     preferred stock and exercise of warrants...............    24.90
                                                              -------
Pro forma as adjusted net tangible book value per share of
  common stock after the offering...........................             0.46
                                                                        -----
Dilution in net tangible book value per share of common
  stock to new investors....................................            $
                                                                        =====


If the underwriters exercise their over-allotment option in full, our pro forma
as adjusted net tangible book value will increase to $     per share,
representing an immediate increase to existing stockholders of $     per share,
and there will be an immediate dilution of $     per share to new investors.

The following table summarizes, as of September 30, 2003, the number of shares of common stock purchased from us, on a pro forma as adjusted basis to give effect to the conversion of all of our outstanding preferred stock into 39,886,377 shares of common stock, which will occur automatically upon the closing of this offering, and the exercise of warrants to purchase 110,746 shares of our common stock with a weighted average exercise price of $2.33 per share, which warrants would otherwise expire upon the closing of this offering, and the total consideration and the average price per share paid by existing stockholders and new investors at an assumed initial public offering price of

--------------------------------------------------------------------------------

DILUTION
--------------------------------------------------------------------------------

$     per share before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

                                             TOTAL SHARES     TOTAL CONSIDERATION
                                            --------------    -------------------    AVERAGE PRICE
                                            NUMBER     %       AMOUNT        %         PER SHARE
--------------------------------------------------------------------------------------------------
Existing stockholders.....................                %    $                %        $
New investors.............................
                                            ------   -----     -------     -----
  Totals..................................           100.0%    $           100.0%        $
                                            ======   =====     =======     =====

The foregoing discussion and tables assume no exercise of any stock options or, except as described above, warrants and no issuance of shares reserved for future issuance under our equity plans. As of September 30, 2003, there were stock options outstanding to purchase 6,556,374 shares of our common stock at a weighted average exercise price of $0.25 per share and, excluding the expiring warrants referred to above, warrants outstanding to purchase 407,222 shares of our common stock at a weighted average exercise price of $3.97 per share. To the extent that any of these options or warrants are exercised, your investment will be further diluted. In addition, we may grant more options or warrants in the future.

If the underwriters exercise their over-allotment option in full, the following will occur:

+  the pro forma as adjusted percentage of shares of our common stock held by
   existing stockholders will decrease to approximately    % of the total number
   of pro forma as adjusted shares of our common stock outstanding after this offering; and

+  the pro forma as adjusted number of shares of our common stock held by new
   public investors will increase to      , or approximately    % of the total
   pro forma as adjusted number of shares of our common stock outstanding after this offering.

--------------------------------------------------------------------------------
 28

--------------------------------------------------------------------------------

Selected financial data


The following selected statement of operations data for the years ended December 31, 2000, 2001 and 2002, and balance sheet data as of December 31, 2001 and 2002, have been derived from our audited financial statements included elsewhere in this prospectus and audited by KPMG LLP. The selected statement of operations data for the years ended December 31, 1998 and 1999, and the balance sheet data as of December 31, 1998, 1999 and 2000, have been derived from our audited financial statements, except for the redeemable convertible preferred stock dividends, accretion and beneficial conversion feature, the net loss attributable to common stockholders and related per common share amounts for the years ended December 31, 1998 and 1999, and the redeemable convertible preferred stock and total stockholders' deficit as of December 31, 1998, 1999 and 2000, which amounts, were revised subsequent to the issuance of those financial statements (as discussed in the footnotes to the table below) and are considered unaudited. Our summary financial data for the nine months ended September 30, 2002 and 2003 and as of September 30, 2003 are derived from our unaudited financial statements. In our opinion, all adjustments have been included that are necessary for a fair presentation of our financial position and results of operations for the nine months ended September 30, 2002 and 2003. Operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2003. The selected financial data set forth below should be read together with the financial statements and the related notes to those financial statements, as well as "Management's discussion and analysis of financial condition and results of operations," appearing elsewhere in this prospectus.



                                                                                                     NINE MONTHS ENDED
                                                                                                       SEPTEMBER 30,
                                                    YEARS ENDED DECEMBER 31,                            (UNAUDITED)
                                 --------------------------------------------------------------   -----------------------
 STATEMENT OF OPERATIONS DATA:      1998         1999         2000         2001         2002         2002         2003
-------------------------------------------------------------------------------------------------------------------------
                                                   (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)
Revenue........................  $       --   $       --   $       --   $       --   $    1,183   $       --   $    5,179
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Operating costs and expenses:
  Research and development.....       1,334        3,418        6,849       10,711       21,951       15,260       16,100
  General and administrative...         506        1,017        2,312        3,421        4,489        3,394        3,345
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Total operating costs and
  expenses.....................       1,840        4,435        9,161       14,132       26,440       18,654       19,445
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Loss from operations...........      (1,840)      (4,435)      (9,161)     (14,132)     (25,257)     (18,654)     (14,266)
Other income...................          --           --           --           --           --           --          150
Interest income (expense),
  net..........................          (4)         339          810          276          115           77          (12)
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net loss before income taxes...      (1,844)      (4,096)      (8,351)     (13,856)     (25,142)     (18,577)     (14,128)
Income taxes...................          --           --           --           --           21           --           10
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net loss.......................      (1,844)      (4,096)      (8,351)     (13,856)     (25,163)     (18,577)     (14,138)
Less preferred stock dividends,
  accretion and beneficial
  conversion feature(1)........          53          935        1,888        2,962        5,889        4,431        5,578
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net loss attributable to common
  stockholders(1)..............  $   (1,897)  $   (5,031)  $  (10,239)  $  (16,818)  $  (31,052)  $  (23,008)  $  (19,716)
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========
Basic and diluted net loss per
  common share(1)..............  $    (1.23)  $    (3.14)  $    (6.37)  $   (10.22)  $   (16.03)  $   (12.31)  $    (7.11)
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========


--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------


                                                                                                     NINE MONTHS ENDED
                                                                                                       SEPTEMBER 30,
                                                    YEARS ENDED DECEMBER 31,                            (UNAUDITED)
                                 --------------------------------------------------------------   -----------------------
 STATEMENT OF OPERATIONS DATA:      1998         1999         2000         2001         2002         2002         2003
-------------------------------------------------------------------------------------------------------------------------
                                                   (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)
Basic and diluted weighted
  average number of common
  shares outstanding...........   1,541,667    1,601,169    1,608,497    1,645,294    1,936,845    1,868,574    2,771,347
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========
Pro forma basic and diluted net
  loss per common share
  (unaudited)(2)...............                                                      $    (0.71)               $    (0.37)
                                                                                     ==========                ==========
Pro forma basic and diluted
  weighted average number of
  common shares outstanding
  (unaudited)(2)...............                                                      35,752,396                40,184,644
                                                                                     ==========                ==========



                                                                                                 AS OF
                                                                                             SEPTEMBER 30,
                                                        AS OF DECEMBER 31,                    (UNAUDITED)
                                        --------------------------------------------------   -------------
         BALANCE SHEET DATA:             1998      1999       2000       2001       2002         2003
----------------------------------------------------------------------------------------------------------
                                                                  (IN THOUSANDS)
Cash and cash equivalents.............   $9,627    $5,730    $21,757     $7,282    $29,474        $35,070
Working capital.......................    9,236     5,164     19,001      3,873     22,761         28,814
Total assets..........................   10,006     7,778     27,146     14,557     39,797         44,585
Equipment notes payable...............       --       670      2,224      2,805      3,986          3,904
Redeemable convertible preferred
  stock(1)............................   11,476    12,661     39,490     42,451     87,950        102,360
Total stockholders' deficit(1)........   (1,881)   (6,912)   (17,150)   (33,922)   (64,556)       (82,839)


------------

(1) Redeemable convertible preferred stock and total stockholders' deficit as of December 31, 1998, 1999 and 2000 reflects the revision for the reclassification of redeemable convertible preferred stock from stockholders' deficit to outside of permanent equity since it was subsequently determined that each series has redemption rights at the option of the holder. For the years ended December 31, 1998 and 1999, redeemable convertible preferred stock dividends, accretion and beneficial conversion feature reflects the accrual of dividends at an annual rate of 8%, due to the redemption rights and the accretion of the preferred stock to its respective liquidation amount.


(2) Pro forma basic and diluted net loss per common share reflects the effect of the assumed conversion of our outstanding preferred stock as if this offering had occurred at the date of original issuance into 37,108,599 and 39,886,377 shares of our common stock for the year ended December 31, 2002 and nine months ended September 30, 2003, which will occur automatically upon the closing of this offering. Additionally, for both periods it is assumed that warrants to purchase 110,746 shares of our common stock will be exercised, which would otherwise expire upon the closing of this offering. The net loss attributable to common stockholders has also been adjusted on a pro forma basis to reverse the dividends and accretion on our preferred stock that were previously recorded during the respective periods.


--------------------------------------------------------------------------------
 30

--------------------------------------------------------------------------------

Management's discussion and analysis of financial condition and results of operations

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the related notes to those statements and other financial information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under "Risk factors" and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

OVERVIEW

Since our incorporation in March 1997, we have devoted substantially all of our resources to the discovery and development of innovative drug candidates for the treatment of a broad range of CNS conditions that exhibit significant impairment of memory and other cognitive functions. We currently have four clinical and preclinical drug candidates in development, as well as multiple drug discovery programs addressing specific CNS targets. We seek to leverage our pipeline of early development candidates through collaborations with leading pharmaceutical and biotechnology companies. Our development programs target the treatment of a variety of cognitive disorders, including Alzheimer's disease, depression and schizophrenia.


We have entered into two separate collaborations with Roche for the clinical development of our PDE4 inhibitors and for our nicotinic alpha-7 partial agonists. As of September 30, 2003, we had received $35.0 million in license fees, payments for research and development services, a milestone payment and an equity investment under these collaborations. We could receive up to $248.0 million in milestone payments, including the license fees and bonus payments for achieving certain sales milestones, from these collaborations (if we achieve all of the milestones for one neurological product and one psychiatric product under each collaboration agreement). These amounts are in addition to payments for research and development services, some of which have been previously paid, and royalties, which would be payable on product sales.


In July 2001, we entered into an agreement with Bayer for the in-license of the compound we refer to as MEM 1003. As of September 30, 2003, we had paid $1.0 million in upfront and milestone payments under this agreement. Under the agreement, we are additionally required to make milestone payments of up to $19.0 million upon completion of future milestones (including a $1.0 million milestone payment which will be due upon commencement of Phase II clinical trials) and to pay royalties on sales of products incorporating the licensed compound.

Since our inception, we have incurred substantial losses and, as of September 30, 2003, we had an accumulated deficit of $84.8 million. These losses and accumulated deficit have resulted from the significant costs incurred in the research and development of our compounds and technologies, including payroll and payroll-related costs, manufacturing costs of preclinical and clinical grade materials, facility and facility-related costs, preclinical study costs, clinical trial costs, and general and administrative costs. We expect that our losses will continue, and will likely increase substantially, for the foreseeable future as we continue to expand our research, development, clinical trial activities and infrastructure in support of this expansion.

Because a substantial portion of our revenue for the foreseeable future will depend on achieving development and clinical milestones, and potentially, from entering into new collaborations, our revenue may vary substantially from year to year and quarter to quarter. Our operating expenses may also vary substantially from year to year and quarter to quarter based on the timing of clinical trial

--------------------------------------------------------------------------------
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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
--------------------------------------------------------------------------------

patient accruals and collaborative activities. In particular, we are exploring a potential collaboration regarding our MEM 1003 product candidate program. If we do not enter into such a collaboration, and decide to advance the MEM 1003 development program on our own, our research and development expenses could increase significantly. We believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied on as indicative of our future performance.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, accrued expenses, research and development and the fair valuation of stock related to stock-based compensation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our significant judgments and estimates used in the preparation of our financial statements.

REVENUE RECOGNITION
We recognize revenue relating to our collaborations in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. Revenue under our collaborations may include the receipt of non-refundable license fees, milestone payments, and research and development payments.

Given the various types of payments to us under our collaboration agreements, we must evaluate these agreements to determine units of accounting for revenue recognition purposes. When we have continuing performance obligations under the terms of a collaboration, non-refundable license fees and performance milestone payments are recognized as revenue ratably over the period in which we expect to obtain FDA approval. We periodically review the estimated development period and, to the extent such estimates change, the impact of such change is recorded at that time. Deferred revenue consists of payments received in advance of revenue recognition under such collaborations.

Payments received from collaboration partners for research and development efforts performed by us are recognized as services are performed.

ACCRUED EXPENSES
As part of the process of preparing financial statements, we are required to estimate accrued expenses. This process involves identifying services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for such service where we have not been invoiced or otherwise notified of actual cost. This is done as of each balance sheet date in our financial statements. Examples of estimated accrued expenses include:

+  professional service fees;

+  contract clinical service fees;

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
--------------------------------------------------------------------------------

+ fees paid to data management organizations and investigators in conjunction with clinical trials; and

+ fees paid to contract manufacturers in conjunction with the production of clinical materials.

In connection with such service fees, our estimates are most affected by our projections of the timing of services provided relative to the actual level of services incurred by such service providers. The majority of our service providers invoice us monthly in arrears for services performed. In the event that we do not identify certain costs that have begun to be incurred or we under or over estimate the level of services performed or the costs of such services, our actual expenses could differ from such estimates. The date on which certain services commence, the level of services performed on or before a given date, and the cost of such services are often subjective determinations. We make these judgments based upon the facts and circumstances known to us in accordance with accounting principles generally accepted in the US.

RESEARCH AND DEVELOPMENT

Research and development expenses include the costs associated with our internal research and development activities, including salaries and benefits, occupancy costs, and research and development conducted for us by third parties, such as sponsored university-based research and clinical research organizations. In addition, research and development expenses include the cost of clinical trial drug supply shipped to our clinical research organizations which amounts are expensed upon purchase.


We account for our clinical trial costs by estimating the total cost to treat a patient in each clinical trial and recognizing this cost as and when the patient receives treatment, beginning when the patient enrolls in the trial. This estimated cost includes payments to the trial site and patient-related costs, including laboratory costs related to the conduct of the trial. Cost per patient varies based on the type of clinical trial, the site of the clinical trial, and the length of the treatment period for each patient. As actual costs become known to us, we adjust our accrual; such changes in estimate may be a material change in our clinical study accrual, which could also materially affect our results of operations.

STOCK-BASED COMPENSATION
We have elected to follow Accounting Principles Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees, and related interpretations, in accounting for our stock-based employee compensation plans, rather than the alternative fair value accounting method provided for under the Financial Accounting Standards Board, or FASB, Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123). In the notes to our financial statements, we provide pro forma disclosures in accordance with SFAS 123 and related pronouncements.

We account for stock options and warrants granted to non-employees based on the fair value of the stock option or warrant. The factor which most affects the accounting for stock-based compensation is the fair value of our common stock at the measurement date. Our common stock has not been publicly traded. As a result, in valuing our common stock, stock options and warrants we consider the pricing of private equity sales, company specific events, economic trends and the rights and preferences of the security being valued.

FINANCIAL OPERATIONS OVERVIEW

REVENUE
We do not currently have any commercial products for sale and do not anticipate having any commercial products for sale within the foreseeable future. To date, our revenue has been derived solely from our two collaborations with Roche. Under our 2002 collaboration with Roche, we received an upfront license fee of $8.0 million and a subsequent milestone payment of $2.0 million for selection

--------------------------------------------------------------------------------
                                                                              33
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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
--------------------------------------------------------------------------------

of a compound as a clinical candidate. Under our 2003 collaboration with Roche, we received a $10.0 million upfront technology access fee. The upfront fees and milestone payment received from Roche are being recognized as revenue ratably over the projected time to FDA approval for the related program, with the unrecognized balance being deferred. Under the 2002 Roche collaboration, we received $1.5 million for external research and development services and are entitled to receive $7.0 million for internal research and development services, payable quarterly over the first two years of the collaboration, of which $3.5 million had been received as of September 30, 2003. Under the 2003 Roche collaboration, we are entitled to receive a total of $6.0 million for our internal research and development services, payable quarterly over the first two years of the collaboration. Any additional revenue that we may receive in the future is expected to consist primarily of license fees, milestone payments, payments for research and development and royalty payments from either Roche or from other collaborations.

RESEARCH AND DEVELOPMENT EXPENSE
Research and development expense consists primarily of

+  salaries and related expenses for personnel;

+  costs of facilities and equipment;

+ fees paid to professional service providers in conjunction with independently monitoring our clinical trials and acquiring and evaluating data in conjunction with our clinical trials;

+ fees paid to research organizations in conjunction with preclinical animal studies;

+  costs of materials used in research and development;

+  upfront and milestone payments under in-licensing agreements;

+  consulting, license and sponsored research fees paid to third parties; and

+  depreciation of capital resources used to develop our products.

We expense both internal and external research and development costs as incurred. We expect our research and development expense to increase as we continue to develop our product candidates.


We use our employee and infrastructure resources across several projects, and many of our costs are not attributable to an individually-named project but are directed to broadly applicable research projects. Accordingly, we do not account for internal research and development costs on a project-by-project basis. As a result, we cannot state precisely the total costs incurred for each of our clinical and preclinical projects on a project-by-project basis. The following table shows, from inception through September 30, 2003, the total out-of-pocket payments made by us to third parties for clinical supplies and preclinical study support and clinical trials associated with our four compounds currently in preclinical and clinical trials:



                                    YEAR ENDED
                                    DECEMBER 31,
                                    -------------   NINE MONTHS ENDED             INCEPTION TO
                                    2001    2002    SEPTEMBER 30, 2003      SEPTEMBER 30, 2003
----------------------------------------------------------------------------------------------
                                                          (IN THOUSANDS)
MEM 1003..........................  $266   $4,762         $2,454                $ 7,216
MEM 1414..........................    --    1,340            997                  2,387
MEM 1917..........................    --       84            438                    521
MEM 3454..........................    --      196            493                    690
                                    ----   ------         ------                -------
         Total....................  $266   $6,432         $4,381                $10,813
                                    ====   ======         ======                =======


We expect that a large percentage of our research and development expenses in the future will be incurred in support of our current and future preclinical and clinical development programs. These expenditures are subject to numerous uncertainties in timing and cost to completion. We test

--------------------------------------------------------------------------------
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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
--------------------------------------------------------------------------------

compounds in numerous preclinical studies for safety, toxicology and efficacy. We then conduct early stage clinical trials for each drug candidate. If we are not able to engage a collaboration partner prior to the commencement of later stage clinical trials, we may fund these trials ourselves. As we obtain results from trials, we may elect to discontinue or delay clinical trials for certain products in order to focus our resources on more promising products. Completion of clinical trials by us or our collaborators may take several years or more, but the length of time generally varies substantially according to the type, complexity, novelty and intended use of a drug candidate. The cost of clinical trials may vary significantly over the life of a project as a result of differences arising during clinical development, including, among others:

+  the number of sites included in the trials;

+  the length of time required to enroll suitable patient subjects;

+  the number of patients that participate in the trials;

+  the duration of patient follow-up that seems appropriate in view of results;
   and

+  the efficacy and safety profile of the product.

None of our drug candidates has received FDA or foreign regulatory marketing approval. In order to achieve marketing approval, the FDA or foreign regulatory agencies must conclude that our and our collaborators' clinical data establishes the safety and efficacy of our drug candidates. Furthermore, our strategy includes entering into collaborations with third parties to participate in the development and commercialization of our products, such as our two alliances with Roche. In the event that third parties have control over the preclinical development or clinical trial process for a product, the estimated completion date would largely be under control of that third party rather than under our control. We cannot forecast with any degree of certainty which of our drug candidates will be subject to future collaborations or how such arrangements would affect our development plan or capital requirements.

As a result of the uncertainties discussed above, we are unable to determine the duration and completion costs of our research and development projects or when and to what extent we will receive cash inflows from the commercialization and sale of a product.

GENERAL AND ADMINISTRATIVE EXPENSE
General and administrative expense consists primarily of salaries and other related costs for personnel serving executive, business development, finance, accounting, information technology, administrative and human resource functions. Other costs include facility costs not included in research and development expense, insurance, professional fees for legal and accounting services, and the legal costs of pursuing patent protection of our intellectual property. We expect that our general and administrative expense will increase as we add personnel, increase investor relations activities, obtain insurance coverage appropriate for a public company and become subject to public company reporting and other obligations.

OTHER INCOME
Other income consists of a payment received for an insurance claim.

INTEREST INCOME AND INTEREST EXPENSE
Interest income consists of interest earned on our cash and cash equivalents. Interest expense consists of interest incurred on equipment notes.

--------------------------------------------------------------------------------
                                                                              35
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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
--------------------------------------------------------------------------------

REDEEMABLE CONVERTIBLE PREFERRED STOCK DIVIDENDS AND ACCRETION
We accrete our preferred stock, which is both redeemable and convertible, to its redemption value at the earliest redemption date. Our preferred stock accretion and dividends decrease the amount of stockholders' equity available to common stockholders and increase the loss per share of common stock. Dividends on the preferred stock accrue at an annual rate of 8%, whether or not funds are legally available or dividends declared by the board of directors. In the event the preferred stock is converted into common stock, any related accrued dividends would be forfeited. Upon completion of this offering, the preferred stock will be automatically converted into common stock and the carrying value of this preferred stock will be reclassified to stockholders' equity. Accordingly, following completion of this offering, there will be no further accretion to the redemption value or dividends as these shares will no longer be outstanding after this offering.

We have never paid a dividend on our capital stock. It is the policy of the board of directors to retain earnings for use in our business.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2003 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2002

REVENUE

Revenue for the nine months ended September 30, 2003 was $5.2 million, representing the currently recognizable portion of an upfront license fee and a milestone payment received from Roche under the 2002 collaboration agreement of $877,000 and $177,000, respectively. In addition, revenue includes service fees of $4.1 million for research and development received from Roche. We did not record any revenue during the nine months ended September 30, 2002.


RESEARCH AND DEVELOPMENT EXPENSE

Research and development expense increased by $840,000 or 5.5%, to $16.1 million for the nine months ended September 30, 2003 from $15.3 million for the nine months ended September 30, 2002. Of this increase, $879,000 was attributable to higher personnel and personnel-related costs as we increased headcount to support our discovery and development programs, $263,000 was due to increased purchases of lab-related material and supplies, and $291,000 was due to an increase in depreciation and amortization cost. These increases were partially offset by a decrease of $644,000 in consulting and outside research fees, mostly attributable to expenses incurred for work which was completed in 2002 in connection with complying with the FDA's Good Laboratory Practices regulations. Consulting expenses were paid to external vendors to support our research and development programs principally in the areas of chemistry, toxicology, veterinarian and behavioral support. We expect that research and development expenses will continue to increase as we increase the number of products and indications for which we conduct preclinical tests and clinical trials.


GENERAL AND ADMINISTRATIVE EXPENSE
General and administrative expense decreased by $49,000 or 1.4%, to $3.3 million for the nine months ended September 30, 2003 from $3.4 million for the nine months ended September 30, 2002. The decrease was comprised of $508,000 in lower personnel and personnel-related costs resulting primarily from one-time payments during the nine months ended September 30, 2002, consisting of separation payments to a former officer and relocation reimbursement for a current officer. This was primarily offset by increases in 2003 facility operating costs of $178,000, consulting fees of $124,000, travel costs of $72,000 and legal fees of $72,000. During the remainder of 2003 and thereafter, we expect that general and administrative expense will increase as we add personnel, increase investor relations activities, obtain insurance coverage appropriate for a public company, and become subject to public company reporting and other obligations.

--------------------------------------------------------------------------------
 36
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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
--------------------------------------------------------------------------------

OTHER INCOME
Other income during the nine months ended September 30, 2003 consisted of a $150,000 payment received for an insurance settlement. We recorded no other income during the nine months ended September 30, 2002.

INTEREST INCOME AND INTEREST EXPENSE
Interest income decreased $36,000 or 9.6%, to $340,000 for the nine months ended September 30, 2003 from $376,000 for the nine months ended September 30, 2002. The decrease in interest income was attributable to lower interest rates. Interest expense increased $53,000 or 17.7%, to $352,000 for the nine months ended September 30, 2003 from $299,000 for the nine months ended September 30, 2002. The increase in interest expense was attributable to increased borrowings under our equipment notes.

INCOME TAXES
For the nine months ended September 30, 2003, we paid $10,000 in state income taxes. We did not pay any income taxes during the nine months ended September 30, 2002.

PREFERRED STOCK DIVIDENDS AND ACCRETION
Preferred stock dividends and accretion increased by $1.3 million during the nine months ended September 30, 2003. This is due to the Series D preferred stock being outstanding for the entire period during the nine months ended September 30, 2003 and the recognition of a beneficial conversion feature of $584,000 in connection with the issuance of Series Roche preferred stock.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

REVENUE

Revenue for the year ended December 31, 2002 was $1.2 million, representing the currently recognizable portion of an upfront license fee of $308,000 and fees of $875,000 for research and development services received under the 2002 collaboration agreement with Roche. We did not record any revenues during the year ended December 31, 2001.


RESEARCH AND DEVELOPMENT EXPENSE

Research and development expense increased $11.2 million, or 105%, to $22.0 million for the year ended December 31, 2002 from $10.7 million for the year ended December 31, 2001. Of this increase, $5.3 million was attributable to higher external preclinical study costs consisting of $4.1 million related to preclinical work and the initiation of the Phase I trial of MEM 1003 and $1.2 million related to preclinical work performed on MEM 1414 and MEM 3454. The increase in research and development expense was also attributable to an increase of $1.5 million related to higher personnel and personnel-related costs as we increased headcount to support our discovery and development programs, $1.5 million represented increases in consulting and outside research fees and $706,000 related to increased purchases of lab-related material and supplies. Additional increases included $896,000 representing an upfront license fee and a milestone payment under an in-licensing agreement and $677,000 in facility-related charges.


GENERAL AND ADMINISTRATIVE EXPENSE
General and administrative expense increased $1.1 million, or 31.2%, to $4.5 million for the year ended December 31, 2002 from $3.4 million for the year ended December 31, 2001. Of this increase, $771,000 was due to higher personnel and personnel-related costs as we continued to build our infrastructure to support our corporate growth, $127,000 was attributable to travel cost, and $153,000 was due to increased corporate insurance and legal fees.

--------------------------------------------------------------------------------
                                                                              37
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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
--------------------------------------------------------------------------------

INTEREST INCOME AND INTEREST EXPENSE
Interest income decreased by $96,000 or 15.4%, to $526,000 for the year ended December 31, 2002 from $622,000 for the year ended December 31, 2001. The decrease in interest income was primarily attributable to lower interest rates. Interest expense increased $65,000 to $411,000 for the year ended December 31, 2002 from $346,000 for the year ended December 31, 2001. The increase in interest expense was attributable to increased borrowings under our equipment notes.

INCOME TAXES
For the year ended December 31, 2002, we paid $21,000 in state income taxes. We did not pay any income taxes during the year ended December 31, 2001.

PREFERRED STOCK DIVIDENDS AND ACCRETION
Preferred stock dividends and accretion increased by $2.9 million during the year ended December 31, 2002. This is due to the Series D preferred stock not being outstanding during the year ended December 31, 2001 and the recognition of a deemed dividend of $169,000 on Series C preferred stock in connection with the issuance of Series D preferred stock.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

REVENUE
We did not record any revenue in the years ended December 31, 2001 or 2000.

RESEARCH AND DEVELOPMENT EXPENSE
Research and development expense increased $3.9 million, or 56.4%, to $10.7 million for the year ended December 31, 2001 from $6.8 million for the year ended December 31, 2000. This increase was primarily attributable to $1.7 million of higher personnel and personnel-related costs that were incurred to support our discovery and development programs, $600,000 increase in lab supply costs and $1.2 million in additional occupancy expense related to the move to a larger facility in Montvale, New Jersey.

GENERAL AND ADMINISTRATIVE EXPENSE
General and administrative expense increased $1.1 million, or 48.0%, to $3.4 million for the year ended December 31, 2001 from $2.3 million for the year ended December 31, 2000. This increase was primarily attributable to $909,000 in higher personnel and personnel-related costs, $264,000 in higher information technology support costs, and $152,000 related to increased corporate insurance and legal fees.

INTEREST INCOME AND INTEREST EXPENSE
Interest income decreased by $305,000 or 32.9%, to $622,000 for the year ended December 31, 2001 from $927,000 for the year ended December 31, 2000. The decrease in interest income was primarily attributable to lower interest rates. Interest expense increased $229,000 to $346,000 for the year ended December 31, 2001 from $117,000 for the year ended December 31, 2000. The increase in interest expense was attributable to increased borrowings under our equipment notes.

INCOME TAXES
We did not incur any income taxes during the years ended December 31, 2001 and 2000.

PREFERRED STOCK DIVIDENDS AND ACCRETION
Preferred stock dividends and accretion increased $1.1 million during the year ended December 31, 2001. This is due to the Series C preferred stock being outstanding for the entire year ended December 31, 2001.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
--------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations since inception through private placements of equity securities, payments received under our collaboration agreements with Roche, equipment financings and interest income. From inception through September 30, 2003, we have raised net proceeds of $88.2 million from private equity financings. From inception through September 30, 2003, we have received $25.0 million in collaboration agreement fees, $7.3 million in equipment financings and $2.8 million in interest income. To date, inflation has not had a material effect on our business.

At September 30, 2003, cash and cash equivalents were $35.1 million as compared to $29.5 million at December 31, 2002. Our cash and cash equivalents are highly liquid investments with a maturity of three months or less at date of purchase and consist of time deposits and investments in money market funds with commercial banks and financial institutions, short-term commercial paper and government obligations.

Net cash used in operating activities was $3.9 million for the nine months ended September 30, 2003. This reflects a net loss of $14.1 million, a $1.7 million decrease in accounts payable and a $534,000 decrease in accrued expenses, which was primarily offset by $1.3 million of non-cash charges for depreciation and $10.7 million of deferred revenue that represented the unamortized portion of the $12.0 million that we received for an upfront payment and milestone payment from our Roche collaborations during the nine months ended September 30, 2003. Net cash used in investing activities for the nine months ended September 30, 2003 was $706,000 and consisted primarily of $681,000 used to purchase additional property and equipment. Net cash provided by financing activities during the nine months ended September 30, 2003 was $10.2 million and consisted primarily of $10.0 million in proceeds from the issuance of redeemable convertible preferred stock to Roche.

Net cash used in operating activities was $14.6 million for the year ended December 31, 2002. This reflects a net loss of $25.2 million, which was primarily offset by $1.5 million of non-cash charges for depreciation, a $1.3 million increase in accrued expenses and $7.7 million of deferred revenue that represented the unamortized portion of the $8.0 million that we received for an upfront payment from our Roche collaboration during the year ended December 31, 2002. Net cash used in investing activities for the year ended December 31, 2002 was $4.2 million and consisted primarily of purchases of property and equipment. Net cash provided by financing activities for the year ended December 31, 2002 was $41.0 million, which primarily consisted of $39.8 million in net proceeds from the issuance of Series D preferred stock and $1.2 million generated from net borrowings under our equipment notes.

Net cash used in operating activities was $12.5 million for the year ended December 31, 2001. This reflects a net loss of $13.8 million, which was primarily offset by $1.0 million of non-cash charges for depreciation and a $694,000 increase in accounts payable during the year ended December 31, 2001. Net cash used in investing activities for the year ended December 31, 2001 was $2.6 million and consisted primarily of purchases of property and equipment. Net cash provided by financing activities for the year ended December 31, 2001 was $616,000, primarily generated from net borrowings under our equipment notes.

Net cash used in operating activities was $6.6 million for the year ended December 31, 2000. This reflects a net loss of $8.4 million, which was primarily offset by $506,000 of non-cash charges for depreciation and a $958,000 increase in accounts payable during the year ended December 31, 2000. Net cash used in investing activities for the year ended December 31, 2000 was $3.8 million and consisted primarily of purchases of property and equipment. Net cash provided by financing activities for the year ended December 31, 2000 was $26.5 million, primarily generated from $24.9 million in net proceeds from the issuance of Series C preferred stock and $1.6 million in net borrowings under our equipment notes.

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
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

The following table summarizes as of September 30, 2003, our contractual obligations for equipment notes, operating lease payments in connection with a lease of premises and expansion of facilities. This table should be read in conjunction with the notes accompanying our financial statements.


                                                          PAYMENTS DUE IN
                                      -------------------------------------------------------
      CONTRACTUAL OBLIGATIONS:        4Q 2003    2004     2005     2006     2007    2008-2013
---------------------------------------------------------------------------------------------
                                                          (IN THOUSANDS)
Equipment notes payable.............   $537     $2,002   $1,312   $  484   $   21    $    --
Building contract...................    500      2,500       --       --       --         --
Operating lease payments............    435      1,707    1,758    1,811    1,866     12,301



We have an agreement to expand our laboratory facilities by 16,000 square feet. We estimate that the total cost of this expansion will be $5.4 million. This amount will be partially offset by tenant improvement allowances to be paid by our landlord in the amount of $2.4 million. We are responsible for funding the remaining $3.0 million, which we anticipate will be expended in the first half of 2004. We estimate that the additional square footage will result in a $320,000 annual increase of our rent expense beginning June 2004. Since, this agreement occurred after September 30, 2003, the increase is not reflected in the table above.


In connection with our in-license agreement for MEM 1003 with Bayer, we are required to make payments up to $19.0 million upon completion of future milestones (including a $1.0 million milestone payment due upon commencement of Phase II clinical trials) and to pay royalties upon sales of products.

We expect to incur losses from operations for the foreseeable future. We expect to incur increasing research and development expenses, including expenses related to additional preclinical statistics and clinical trials, as well as for the hiring of personnel. We expect that our general and administrative expenses will increase in the future as we expand our finance and administrative staff, add infrastructure and incur additional costs related to being a public company, including directors' and officers' insurance, investor relations programs and increased professional fees. We believe our existing cash and cash equivalents, together with the net proceeds of this offering, will be sufficient to fund our operating expenses, repayment of equipment notes and capital equipment requirements for at least the next 24 months. Our future capital requirements will depend on many factors, including:

+ the number of compounds and drug candidates that we advance through the development process;

+  the success of our collaborations with Roche;

+ whether we are able to enter into a collaboration with regard to MEM 1003 and the terms of any such collaboration;

+  our ability to establish and maintain additional collaborations;

+  the scope and results of our or our collaborators' clinical trials;

+  potential in-licensing or acquisition of other compounds or technologies;

+  the timing of, and the costs involved in, obtaining regulatory approvals;

+ the availability of third parties, and the cost, to manufacture compounds for clinical trial supply;

+ the cost of commercialization activities, including product marketing, sales and distribution; and

+ the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including litigation costs and the results of such litigation.

Currently we have no committed sources of capital other than for the expansion of our laboratory facility noted above. To the extent our capital resources are insufficient to meet future capital

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
--------------------------------------------------------------------------------

requirements, we will need to raise additional capital by selling equity or by incurring additional indebtedness to fund our operations. We cannot assure you that additional equity or debt financing will be available on acceptable terms, if at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate our research and development programs, reduce our commercialization efforts, or obtain funds through arrangements with collaborators or others that may require us to relinquish rights to certain drug candidates that we might otherwise seek to develop or commercialize independently. Additionally, any future equity funding may dilute the ownership of our equity investors.

RECENT ACCOUNTING PRONOUNCEMENTS

In November 2002, the EITF reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (EITF Issue No. 00-21). EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. The provisions of EITF Issue No. 00-21 apply to revenue arrangements entered into in periods beginning after June 15, 2003. The adoption of EITF Issue No. 00-21 did not have a material impact on our financial position, results of operations or cash flows.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148 (SFAS 148), Accounting for Stock-Based Compensation, Transition and Disclosure. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value recognition method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS 148 requires disclosures of the pro forma effect in interim financial statements. The annual disclosure requirements of SFAS 148 are effective for years ending after December 15, 2002 and have been adopted by us. We elected to continue to account for employee stock options under APB 25.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 (SFAS 150), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material effect on our financial position, results of operations or cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk is currently confined to our cash and cash equivalents and restricted cash that have maturities of less than three months. We currently do not hedge interest rate exposure. We have not used derivative financial instruments for speculation or trading purposes. Because of the short-term maturities of our cash and cash equivalents, we do not believe that an increase in market rates would have any significant impact on the realized value of our investments.

At December 31, 2002, we had available net operating loss carry-forwards for federal and state income tax reporting purposes of approximately $35.6 million and had available research and development credit carry-forwards for federal income tax reporting purposes of approximately $428,000, which are available to offset future taxable income, if any. These carry-forwards expire beginning in 2018. Our ability to use such net operating loss and research and development credit carry-forwards may be limited by change of control provisions under
Section 382 of the Internal Revenue Code.

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

--------------------------------------------------------------------------------

Business

OVERVIEW

We are a biopharmaceutical company focused on the development of innovative drug candidates for the treatment of a broad range of CNS conditions that exhibit significant impairment of memory and other cognitive functions. These conditions include neurological diseases associated with aging, such as Alzheimer's disease, vascular dementia and mild cognitive impairment, and also include certain psychiatric disorders such as depression and schizophrenia. It is well recognized that memory loss and other cognitive impairments are key characteristics of Alzheimer's disease and other dementias. It is less widely recognized, however, that memory loss and other cognitive impairments frequently occur in psychiatric disorders such as depression and schizophrenia.

Although therapies for the treatment of Alzheimer's disease, depression and schizophrenia have been available for a number of years, most of the approved drugs for these disorders are not effective in a large number of patients and can produce significant side effects. Our CNS therapies are designed to address biological targets within the cellular pathways that are currently thought to be critically involved in memory formation and other cognitive functions. We believe that this approach could be effective in treating many major neurological and psychiatric disorders. We also believe that the relative specificity of these biological targets provides an opportunity to develop drugs with significantly reduced side effect profiles.

Through pioneering research conducted over more than 30 years, Nobel Laureate Dr. Eric Kandel, one of our scientific founders, identified critical cellular pathways and biological targets involved in memory formation. This research, which was published in the 1990s, served as the cornerstone of our scientific foundation.

In order to identify and optimize promising drug candidates quickly and efficiently we combine:

+ our extensive knowledge of the pathways we believe are involved in memory formation and other cognitive functions;

+  our understanding of neurological and psychiatric disorders;

+  an interdisciplinary drug discovery and development approach; and

+ a focus on screening for effective compounds at the earliest stages of drug discovery.

Two of our compounds are currently in clinical development for Alzheimer's disease. We also have two compounds in preclinical tests for the treatment of schizophrenia and depression. Our drug discovery pipeline includes compounds that we are optimizing for the treatment of these and other diseases.

We seek to leverage our pipeline of early development candidates through collaborations with leading pharmaceutical and biotechnology companies. To date, we have secured two separate collaborations with Roche for the clinical development of our PDE4 inhibitors, including MEM 1414 and MEM 1917, and for our nicotinic alpha-7 partial agonists, including MEM 3454. As of September 30, 2003, we had received $35.0 million in license fees, payments for research and development services, a milestone payment and an equity investment under these collaborations.

MARKET OVERVIEW

According to the WHO, over 180 million people worldwide suffer from CNS disorders that exhibit significant impairment of memory and other cognitive functions. These disorders include neurological diseases associated with aging, such as Alzheimer's disease, vascular dementia and MCI, and certain

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psychiatric diseases including depression and schizophrenia. The cognitive deficits associated with these disorders result in symptoms ranging from mild impairment of short-term and long-term memory to the inability to engage in cogent conversation and perform routine tasks. We expect the market for drugs treating these diseases to grow significantly over the next several decades as the baby boomer generation ages, life expectancies increase and improved drugs and diagnostic techniques are developed to address these diseases.

Alzheimer's disease is a degenerative neurological disorder that progressively impairs a person's cognitive function and gradually destroys the brain. It is the number one cause of dementia, and there is no known cure for Alzheimer's disease. The period of time from onset until patient death averages eight years and can be as long as 20 years. According to industry sources, 37 million people worldwide suffer from dementia, with Alzheimer's disease causing the majority of cases. Approximately 4.5 million people in the US suffer from Alzheimer's disease, which represents approximately 10% of the US population over the age of 65 and nearly half of those over the age of 85. According to IMS Health Incorporated, 2002 total sales for drugs treating Alzheimer's disease were $1.7 billion worldwide and $960 million in North America. The Alzheimer's Association estimates that the socioeconomic costs associated with Alzheimer's disease in the US are at least $100 billion a year, principally comprised of direct health care costs and lost productivity.

Depression is a psychiatric condition which is characterized by excessive sadness, lack of energy and loss of interest in day-to-day activities. It is less widely recognized that memory impairment and other cognitive dysfunctions frequently occur in this disorder. Depression can last for many years and can require long periods of treatment. Based on data from industry sources, approximately 121 million people worldwide suffer from depression, including
18.8 million in the US. According to IMS, 2002 antidepressant sales were $17.0 billion worldwide and $12.4 billion in North America.

Schizophrenia is a chronic psychiatric disorder characterized by difficulties differentiating between real and imaginary experiences, thinking logically and managing emotional responses to everyday social situations. Based on data from industry sources, approximately 24 million people worldwide suffer from schizophrenia, including 2.2 million in the US. According to IMS, 2002 sales for antipsychotic drugs were $9.7 billion worldwide and $6.7 billion in North America.

Vascular dementia is the second leading cause of dementia and often displays symptoms similar to those of Alzheimer's disease. It is caused by one or more strokes, the slow clogging of the arteries in the brain, traumatic brain injury or other disruptions of blood flow to the brain. There are currently no drugs approved for the treatment of vascular dementia.

MCI is a neurological disorder characterized by greater memory impairment than normally expected with aging but without impaired judgment or reasoning or other symptoms of dementia. Clinical researchers have reported that an estimated 80% of MCI patients progress to Alzheimer's disease within six years of diagnosis. In 2001, the FDA acknowledged MCI as a distinct clinical indication, which allows for the conduct of trials of compounds for the MCI patient population. There are currently no drugs approved for the treatment of MCI.

SCIENTIFIC BACKGROUND

CENTRAL NERVOUS SYSTEM AND MEMORY
The central nervous system is comprised of a network of nerve cells, known as neurons, that enable sensation, memory, emotion and other cognitive functions. Neurons are highly specialized cells that are capable of communicating with each other through biochemical transmission across junctions called synapses. For this transmission to occur, neurons secrete chemicals, known as neurotransmitters, that bind to receptors on a neighboring neuron. Serotonin, dopamine and acetylcholine (ACh) are examples of neurotransmitters. Neurotransmitter signaling can lead to the activation of a specific class of

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molecules known as second messengers, which can both relay electrical signals and amplify their strength. Cyclic adenosine monophosphate, or cAMP, and calcium are examples of second messengers. Second messengers are known to play a key role in many intracellular processes of direct relevance to the formation and stabilization of memories.

Coordinated communication across synapses is essential for the formation of both short-term memories, which last for minutes or hours, and long-term memories, which last for days and years. The formation of short-term memories appears to result from the transient release of neurotransmitters across existing synaptic connections. The formation of long-term memories, however, not only requires synaptic neurotransmission, but also a subsequent cascade of cellular events that culminates in protein synthesis, activation of existing synaptic connections and the formation of new synaptic connections. This cascade of events takes place along pathways within the neuron.

Through pioneering research conducted over more than 30 years, Nobel Laureate Dr. Eric Kandel identified critical cellular pathways involved in the formation of both short-term and long-term memories. In addition, Dr. Kandel identified specific targets that are believed to be critical to the process of long-term memory formation and certain classes of compounds that can have restorative effects on the impairment of long-term memory. These findings were published in the 1990s and served as the cornerstone of our scientific foundation.

MEMORY AND COGNITIVE DISORDERS
It is well recognized that memory loss and other cognitive impairments are key characteristics of Alzheimer's disease and other dementias. It is less widely recognized, however, that memory loss and other cognitive impairments frequently occur in psychiatric disorders such as depression and schizophrenia. For example, many people who have Alzheimer's disease tend to suffer from depression and, conversely, depressed patients tend to experience significant cognitive decline. Symptoms such as difficulty concentrating, remembering and making decisions are recognized as elements of both depression and Alzheimer's disease. Likewise, common manifestations of both schizophrenia and Alzheimer's disease include the inability to correctly process new information, retrieve information and react appropriately to environmental stimuli. The hallucinations and delusions of schizophrenic people can be traced to misprocessed information or the inability to filter out and decipher common background noises. In recognition of the possible involvement of cognitive dysfunction in schizophrenia, the National Institute of Mental Health, or NIMH, has established an initiative to address the impairments in cognition that appear to be present in many schizophrenic patients. This initiative is based in part on clinical evidence that remediation of these cognitive symptoms is a major determinant and predictor of the success of long-term treatment of schizophrenic patients.

UNMET THERAPEUTIC NEEDS

Therapies for the treatment of Alzheimer's disease, depression and schizophrenia have been available for a number of years. However, most of the approved drugs for these diseases are not effective in a large number of patients can produce significant side effects and, in the case of Alzheimer's disease, lose their effectiveness over time. For example, only about 50% of people taking acetylcholinesterase inhibitors, the most commonly prescribed drug class for Alzheimer's disease, show even modest improvements in the major symptoms of the disease. Moreover, the benefits derived from taking these drugs typically last for only six to nine months before losing their therapeutic benefit. Of patients taking selective serotonin reuptake inhibitors, or SSRIs, the largest category of antidepressants, 30% to 45% have no clinical response. In addition, current therapies for the treatment of depression and schizophrenia do not address the cognitive impairments associated with these disorders. In addition to efficacy limitations, the majority of patients taking currently approved drugs for the treatment of Alzheimer's disease, depression and schizophrenia experience one or more side effects. These can

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include, depending on the drug, headaches, nausea, nervousness, insomnia, agitation and sexual dysfunction. Side effects occur because the biological mechanisms targeted by these drugs are not only involved in the neuronal pathways implicated in the disease but are also involved in multiple other bodily functions. These side effects can be so severe at higher dosage levels that in order to make the drug tolerable the actual doses administered must be moderated. This, in turn, reduces the effectiveness of the treatment.

We believe that therapies designed to address biological targets within the cellular pathways critically involved in memory formation and other cognitive functions could be effective in treating many major neurological and psychiatric disorders. We also believe that due to the relative specificity of these targets, there are opportunities to significantly reduce side effects.

THE MEMORY PHARMACEUTICALS DRUG DEVELOPMENT APPROACH

We are focused on the discovery and development of CNS drugs that impact biological targets believed to play a critical role in memory formation and cognition. Based on our understanding of neuronal pathways, we are targeting specific subcategories of neurotransmitter receptors, specific enzymes that regulate second messengers and protein channels that modulate the flow of second messengers such as calcium. We screen, optimize and develop highly selective compounds for these targets. Through this approach, we believe we can address many of the debilitating symptoms of several neurological and psychiatric disorders and potentially slow or halt the progression of some of these diseases. Compared with current alternatives for the treatment of Alzheimer's disease, depression and schizophrenia, we believe that drug candidates we develop may provide enhanced efficacy and may have a significantly improved side effect profile.

Our interdisciplinary drug discovery and development approach enables us to generate drug development programs focused on multiple targets and clinical indications. Through this approach, we believe that we are able to identify and optimize promising drug candidates quickly and efficiently. To accomplish this:

+ We use our extensive knowledge of the neuronal pathways involved in memory formation to identify highly relevant targets in the cascade of events leading to long-term memory formation.

+ We have created a dynamic, interdisciplinary environment in which experts in neuroscience, molecular biology, medicinal chemistry and pharmacology work closely together to screen, identify and optimize drug candidates.

+ We conduct iterative tests on our compounds to determine their pharmacokinetics, including their ability to be absorbed, distributed and metabolized in the body and their toxicity levels. In addition, we measure their biochemical and physiological effects in the body and their mechanisms of action, such as their ability to penetrate the blood-brain barrier.

+ Beginning at the earliest stages of drug discovery and continuing throughout the drug development process, we screen our compounds to eliminate those that are not specific to an identified target and therefore either exhibit increased side effects or cannot be optimized for a particular disease. In this process we use many neurobehavioral animal models and other sophisticated screening tools. We believe that we apply these screening techniques earlier in the development process than most other biopharmaceutical companies.

+ We complement our scientific disciplines with leadership by individuals who have extensive expertise and experience in drug discovery and development, related technologies and collaboration management.

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We design our drug discovery process with the goal of significantly enhancing our ability to develop high quality drug candidates on an accelerated basis and to reduce our risk of failure in the clinical trial process. We believe that this approach helped us to secure our two collaborations with Roche, each of which was entered into following preclinical tests of our compounds. As of September 30, 2003, we had received $35.0 million in license fees, payments for research and development services, a milestone payment and an equity investment under these collaborations. In addition to royalties on any product sales, we could receive up to an additional $295.0 million from these collaborations in milestone payments (based on achievement of all of the milestones for products for each of the indications specified in the collaboration agreements).

THE MEMORY PHARMACEUTICALS STRATEGY

Our goal is to be a leading biopharmaceutical company focused on the development of drug candidates for the treatment of CNS disorders that exhibit significant impairment of memory and other cognitive functions. In order to achieve this goal, we intend to:

+ Aggressively pursue the discovery and development of drug candidates in large disease markets in which there are significant unmet medical needs. We are initially focused on the development of drug candidates for major CNS diseases for which the market opportunities are extensive and current therapies generally provide limited effectiveness and undesirable side effects. These diseases include Alzheimer's disease, depression and schizophrenia. We intend to apply our expertise in the future to encompass a wider spectrum of neurological and psychiatric disorders by either expanding the application of existing compounds to diseases such as vascular dementia and MCI or optimizing new compounds for these diseases and others, such as Parkinson's disease, age associated cognitive decline, memory impairment from coronary artery bypass grafting, attention deficit hyperactivity disorder, chemotherapy-induced cognitive impairment and alcohol-induced cognitive impairment.

+ Leverage our extensive understanding of neuronal pathways and our interdisciplinary, accelerated drug development approach to yield multiple promising drug candidates. We use our knowledge of the critical pathways involved in memory formation to identify multiple targets that we believe are highly relevant to many different CNS disorders. We optimize compounds to act on targets that affect cellular pathways that are involved in more than one CNS disorder and we seek to develop multiple compounds to act on multiple targets in the same disorder. For example, we are testing two separate compounds that regulate cAMP, one for the treatment of Alzheimer's disease and the other for the treatment of depression. In addition to our cAMP approach to Alzheimer's disease, we are conducting clinical trials designed to treat this disease by regulating neuronal calcium.

+ Establish collaborations with leading pharmaceutical and biotechnology companies to advance our drug candidates through clinical development and commercialization. We seek to leverage our pipeline of early-stage development candidates through collaborations with leading pharmaceutical and biotechnology companies. We believe that our focus on drug candidates with large market opportunities helps us secure these types of collaborations. We also believe that our rigorous approach to preclinical testing enables us to partner our compounds relatively early in the development process and on terms more in line with those achieved at later stages of clinical development. We seek to retain options to commercialize our compounds in certain territories or applications. We have two collaborations with Roche for our PDE4 inhibitors and our nicotinic alpha-7 partial agonists and are exploring the potential for a collaboration for MEM 1003.

+ Seek to selectively in-license or acquire additional compounds. We seek to augment our internal drug discovery program through the in-licensing or acquisition of advanced stage preclinical and

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   early stage clinical compounds that are relevant to the pathways involved in memory formation and cognition. We believe that our expertise in these pathways enables us to identify promising compounds that can be converted to promising CNS drug candidates.

OUR DRUG DEVELOPMENT PROGRAMS

Our drug development pipeline currently includes four programs in clinical and preclinical stages, and several other diverse targets and optimized compounds in our early stage pipeline. All of our drug candidates are small molecules designed for oral dosing.


-----------------------------------------------------------------------------------------------------------------
                                                                             STAGE OF            OTHER POTENTIAL
DRUG CANDIDATE                 MECHANISM          TARGET INDICATION         DEVELOPMENT            INDICATIONS
-----------------------------------------------------------------------------------------------------------------
                           Neuronal L-type
MEM 1003                   calcium channel        Alzheimer's            Phase I completed      Vascular dementia
                           modulator              disease                                       and MCI
-----------------------------------------------------------------------------------------------------------------
                                                  Alzheimer's
MEM 1414                   PDE4 inhibitor         disease                Phase I                MCI
-----------------------------------------------------------------------------------------------------------------
                           Nicotinic alpha-7
MEM 3454                   partial agonist        Schizophrenia          Preclinical            --
-----------------------------------------------------------------------------------------------------------------
MEM 1917                   PDE4 inhibitor         Depression             Preclinical            --
-----------------------------------------------------------------------------------------------------------------

MEM 1003 FOR THE TREATMENT OF ALZHEIMER'S DISEASE, VASCULAR DEMENTIA AND MCI Overview of Alzheimer's disease
Alzheimer's disease is a progressive neurodegenerative disorder for which there is no known cure. Later stages of Alzheimer's disease involve severe loss of memory and other cognitive functions, including loss of awareness of recent experiences and of surroundings, and the inability to perform basic tasks. Patients with Alzheimer's disease also suffer from significant personality and behavioral changes such as paranoia, delusions, hallucinations and compulsive, repetitive behaviors.

The exact cause of Alzheimer's disease is currently unknown. All Alzheimer's patients, however, exhibit a variety of characteristic pathological abnormalities. One characteristic of Alzheimer's disease pathology is the presence of amyloid plaques and neurofibrillary tangles. The plaques are clumps of proteins that form deposits around neurons, while the tangles are clumps of proteins that accumulate inside neurons. Plaques and tangles are thought to interfere with normal neurotransmitter function and to have a toxic effect on neurons.

Other pathological abnormalities present in Alzheimer's patients involve dysfunction of neurotransmitters. Alzheimer's patients exhibit a deficiency of the neurotransmitter acetylcholine, or ACh. This neurotransmitter is involved in short-term memory, alertness, and attention, and consequently reduced ACh levels are thought to be associated with cognitive impairment. In addition, post-mortem studies of Alzheimer's disease patients have identified changes in the neurotransmitter glutamate, suggesting that over-stimulation of glutamate is in part responsible for neuronal degeneration.

Alzheimer's patients also exhibit characteristic neuronal imbalances in the second messengers calcium and cAMP. It has been demonstrated that the severity and duration of dementia in Alzheimer's disease correlates significantly with reduced levels of cAMP. Clinical research indicates that cAMP plays a role

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in memory, suggesting that drugs directed at this target will have beneficial effects on the treatment of memory loss associated with Alzheimer's disease. One of the earliest manifestations of Alzheimer's disease is an impaired regulation of calcium within CNS neurons. Calcium is believed to be an essential mediator of long-term memory formation. While small amounts of calcium are essential for memory formation and other cognitive functions, too much calcium causes a wide variety of toxic symptoms. Neuronal calcium levels are regulated by specific proteins known as L-type calcium channels. Abnormal regulation of these channels is believed to be an early step in the Alzheimer's disease process, first impairing the pathways required for memory and other cognitive functions and eventually causing the death of the neurons.

Continuing studies of Alzheimer's disease suggest that it is a highly complex disease that implicates numerous neurobiological pathways, presenting multiple opportunities for therapeutic intervention.

Current therapies for the treatment of Alzheimer's disease
The principal treatments currently approved for Alzheimer's disease belong to a class of drugs called acetylcholinesterase inhibitors. Due to the relationship between ACh and Alzheimer's disease, it was originally thought that addressing the ACh deficit would have a significant therapeutic impact on Alzheimer's disease. Acetylcholinesterase inhibitors are designed to impede the breakdown of ACh by an enzyme called acetylcholinesterase and work to keep levels of ACh high, although the cells that produce ACh continue to become damaged or die. Despite the relationship between ACh and Alzheimer's disease, acetylcholinesterase inhibitors are not particularly effective in either treating the symptoms or stopping the progression of the disease. Only about 50% of patients taking acetylcholinesterase inhibitors for the treatment of Alzheimer's disease experience even a modest improvement in symptoms. For those who show improvements, these benefits typically last for only six to nine months.

Acetylcholinesterase inhibitors produce a variety of side effects, including nausea, vomiting, loss of appetite, diarrhea and muscle cramps. These side effects significantly limit the drug dosage that can be safely administered, thereby restricting the ability to dose at levels that might further slow the deterioration of neurons and impact the progression of the disease.

A second category of drugs, NMDA-receptor antagonists, is designed to mitigate the impact of excessive glutamate release by blocking N-methyl-D-asparate, or NMDA, receptors. One drug in this class has recently been approved in the US for treatment of moderate to severe cases of Alzheimer's disease. However, this drug only appears to show a limited therapeutic benefit.

There have also been numerous attempts to develop drugs for Alzheimer's disease that directly target the characteristic plaques and tangles. No drugs that adopt this method of action have yet been approved in the US, and many of these drug development programs have been abandoned.

MEM 1003
MEM 1003 is a neuronal L-type calcium channel modulator that we are developing for the treatment of Alzheimer's disease. By blocking L-type calcium channels, MEM 1003 may regulate the flow of calcium. We believe that this approach may enhance cognition by re-establishing normal levels of calcium, which is essential for normal functioning of the neuronal pathways. Further, we believe that this modulation of the calcium flow may impact the progression of the disease by protecting these neurons from further damage caused by the amyloid plaques.

We have conducted preclinical tests of MEM 1003 in vitro as well as in animal models. In our in vitro tests, MEM 1003 significantly blocked and regulated the function of neuronal L-type calcium channels in brain slices and single cell cultures.

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We have conducted animal tests of MEM 1003 to assess its effect on learning and memory and its toxicology profile. We used various behavior assays to test the effect of MEM 1003 on memory and learning in four different species of varying ages, including aged non-human primates. In each of these tests, MEM 1003 improved memory and learning in healthy and cognitively impaired animals. MEM 1003 achieved these results using oral administration across a wide dose range. We have also tested the toxicology of MEM 1003 in two species over 13 weeks. There were no adverse toxicological findings in this study.


In July 2003, we completed dose-escalating, double-blind, placebo-controlled Phase Ia and Ib trials with 185 healthy volunteers in the United Kingdom to evaluate the potential cardiovascular impact and side effect profile produced by single and multiple doses of MEM 1003. Over a dose range of up to 180 milligrams, which was the maximum dose tested, MEM 1003 was generally well tolerated. For doses of MEM 1003 up to the maximum tested, neither young nor elderly (over age 55) volunteers experienced any significant cardiovascular or other significant adverse side effects. In our human trials, the concentration of MEM 1003 in blood plasma exceeded the concentration levels which we achieved in animal models. This leads us to believe that MEM 1003 may achieve the same therapeutic benefits in humans as it achieved in our animal models.



In addition to testing safety, we assessed cognitive enhancement in 40 of the volunteers from our Phase Ib trials. Both young and elderly healthy volunteers were tested with a widely used set of cognitive tests. In these tests, there were statistically significant effects on several of the cognitive measures of longer-term aspects of memory.



We are currently designing a Phase IIa randomized, multi-center, double-blind, placebo-controlled clinical study with this drug candidate. This trial and other subsequent clinical trials may fail to support our earlier preclinical and clinical trial results.


Similar to Alzheimer's disease, patients with vascular dementia and MCI also are believed to exhibit an inability to regulate the level of calcium in the central nervous system. Due to this common defect, we believe that MEM 1003 has the potential to be effective in vascular dementia and MCI. We are currently focusing on clinical trials for MEM 1003 in Alzheimer's disease, and depending on the outcome of this program, we may pursue indications of MEM 1003 for vascular dementia and MCI in the future.

We are exploring the potential for a collaboration for MEM 1003.

MEM 1414 FOR THE TREATMENT OF ALZHEIMER'S DISEASE AND MCI
MEM 1414 is a PDE4 inhibitor and our second drug candidate for the treatment of Alzheimer's disease and potentially for MCI. PDE4 inhibitors are designed to inhibit the activity of PDE4, the enzyme which breaks down neuronal cAMP. Studies have shown that administering PDE4 can have a restorative effect on memory loss in animal models that have developed amyloid plaques similar to those found in Alzheimer's disease. Based on these findings, in addition to our own research on the neuronal pathways involved in Alzheimer's disease, we believe that we may be able to treat this disease by increasing the levels of neuronal cAMP.

In preclinical tests, MEM 1414 reversed memory deficits in multiple animal behavior models of cognitive impairment and improved cognition over a wide dose range. Young and old animals of different species were tested for object recognition and spatial orientation, among other cognitive functions. MEM 1414 showed a significant and sustained efficacy in preclinical models. Furthermore, after a single dose, positive effects on long-term memory were sustained over a three-month period. In three species, MEM 1414 demonstrated high oral bioavailability with a safety profile superior to other known PDE4 inhibitors. This is important, given that many PDE4 inhibitors have generally exhibited safety and tolerability problems.

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Under our Roche 2002 collaboration, Roche has exclusive rights to MEM 1414. MEM
1414 is currently in Phase I clinical trials, and we expect that these trials will be completed in the first half of 2004. In a single ascending dose study, MEM 1414 was generally well tolerated. These and other subsequent clinical trials may fail to support our preclinical results.


MEM 1414 may also have applicability for other indications, including MCI.

MEM 3454 FOR THE TREATMENT OF SCHIZOPHRENIA
Overview of schizophrenia
Schizophrenia is a neurological brain disorder that interferes with a person's ability to think clearly, manage emotions, make decisions, and relate to others. Specific symptoms include delusions and hallucinations, an inability to sort and interpret incoming sensations and a corresponding inability to respond appropriately, and an altered sense of self. No single defect appears to be responsible for schizophrenia. Rather, multiple genetic and environmental factors seem to contribute to disturbances in brain function.

Current therapies for the treatment of schizophrenia
Current drug treatments for schizophrenia primarily modulate the level of the neurotransmitter dopamine by blocking the actions of this substance at the receptor level. This approach is based on the belief that decreasing the activity of the receptor negates the impact of the increase in the neurotransmitter. Other drug therapies target multiple neurotransmitter systems and receptors. Approximately 30% of individuals with schizophrenia do not respond to current medications at all and, even for those who benefit, these drugs often do not address the social withdrawal, affective changes and emotional behavior associated with the disease. Moreover, existing drugs are not designed to address or resolve the cognitive impairments associated with this disease. Current drug therapies for schizophrenia produce a variety of side effects. In particular, some of these antipsychotic drugs may result in weight gain, which can lead to an increase in the incidence of Type II diabetes and stroke.

MEM 3454
MEM 3454 is a partial agonist of the nicotinic alpha-7 receptor that we are developing as a potential therapy for schizophrenia. Studies have shown that schizophrenic patients can experience relief of symptoms through the administration of nicotine, which binds to nicotinic receptors. We believe that these nicotinic receptors play a significant role in long-term memory formation and other cognitive functions. Nicotine, however, is associated with significant side effects, including cardiovascular disease, and cannot effectively be used as a therapeutic agent.

One of the nicotinic receptors is the nicotinic alpha-7 receptor. The nicotinic alpha-7 receptor is a highly specialized receptor found in the central nervous system, particularly in the hippocampal region of the brain. This receptor modulates neurotransmitter activity known to be required for the formation of long-term memories, and we believe that it plays an important role in other cognitive functions as well. The nicotinic alpha-7 receptor has been linked genetically with schizophrenia. We believe that compounds acting on the nicotinic receptor could be beneficial in the treatment of schizophrenia.

An agonist is a molecule that binds to a receptor and mimics the action of the transmitter specific for that receptor. Full agonists tend to lose their ability to induce activity after repeated administration. Partial agonists, on the other hand, do not typically result in the same desensitization. We have combined our knowledge of receptor action in the brain with our understanding of nicotinic alpha-7 receptors to develop partial agonists for this receptor. MEM 3454 is the lead compound from our nicotinic alpha-7 partial agonists series and is being developed for the treatment of schizophrenia.

MEM 3454 has demonstrated efficacy in several preclinical animal models of schizophrenia. MEM 3454 generated positive results in preclinical models of antipsychotic drug action, including the

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animals' ability to process information in a coordinated fashion. MEM 3454 also demonstrated activity in multiple animal models of cognition. In addition, in a preclinical test administering MEM 3454 for seven days, there was no evidence of weight gain in the animal models.



We plan to initiate Phase I clinical trials of MEM 3454 in late 2004. These and other subsequent clinical trials may fail to support our preclinical results.


Under our Roche 2003 collaboration, Roche has the right to obtain an exclusive license for MEM 3454 following the completion of Phase IIa clinical trials.

MEM 1917 FOR THE TREATMENT OF DEPRESSION
Overview of depression
Depression has both physical and mental symptoms, including excessive sadness, significant weight changes, agitated or sluggish activity and disturbance in sleep and appetite. In addition, cognitive deficits, such as difficulty concentrating, remembering and making decisions, are common complaints of those suffering from the disease and are now recognized as elements of depression.

Current therapies for the treatment of depression
Selective serotonin reuptake inhibitors are the principal class of drugs currently approved for depression. SSRIs work by impeding the brain's breakdown of serotonin, a key neurotransmitter that is depleted in depressed patients. This results in increased serotonin levels. However, since serotonin is involved in multiple neurological pathways, SSRIs produce several side effects, including headache, nausea, nervousness, insomnia, agitation and sexual dysfunction. These side effects significantly limit the drug dosage that can be safely administered, which reduces the effectiveness of these drugs in many disorders. Of patients taking SSRIs, 30% to 45% have no clinical response. Dual uptake inhibitors, a more recently approved category of drugs for treating depression, block the uptake of both serotonin and norepinephrine, another neurotransmitter. While more effective than SSRIs for some patients, dual uptake inhibitors may also cause several side effects, including nausea, headache, sleepiness, dry mouth and dizziness. Another major downside to both SSRIs and dual uptake inhibitors is their relatively slow onset. Both must be taken for several weeks to have a therapeutic effect on the patient.

MEM 1917

MEM 1917 is a PDE4 inhibitor that we are developing for the treatment of depression. We believe that the pathways involved in memory formation may also be implicated in depression. Although this link is not fully established or understood, based on our understanding of the shared pathways involved in memory formation and depression, we believe that increasing levels of cAMP by inhibiting the action of PDE4 could remediate neuronal imbalances and the cognitive impairments that occur in depressed patients. We believe PDE4 inhibitors may provide the potential for a safer and faster-acting therapy than reuptake inhibitors, which impact cAMP indirectly.



In several animal models of depression, MEM 1917 demonstrated efficacy in both short-term and long-term tests of antidepressant activity. In addition, MEM 1917 has reversed memory deficits in multiple animal behavior models of cognitive impairment. We have initiated preclinical tests of toxicology. Subsequent preclinical and clinical trials may fail to support our preclinical results.


Under our Roche 2002 collaboration, Roche has an exclusive license for MEM 1917.

OTHER DRUG DISCOVERY PROGRAMS
In addition to our preclinical and clinical drug candidates, we have several compounds at the lead optimization stage for multiple targets. We are testing these compounds in vitro and in animal models for efficacy, safety and tolerability. Our pipeline includes additional compounds that we are exploring for the treatment of Alzheimer's disease, depression, schizophrenia, vascular dementia and MCI. In

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addition, we are working on compounds that may have potential application to other CNS disorders, such as Parkinson's disease and age associated cognitive decline.

RESEARCH AND DEVELOPMENT

Our drug discovery programs are designed to yield effective and safe drug candidates in a shorter timeframe relative to industry norms. By performing benchmark safety and efficacy tests early in the process and only advancing the most promising drug candidates, we believe that we are able to accelerate the overall drug development timeline and provide higher quality drug candidates with reduced risk of failure in clinical trials. We strive to achieve a high level of productivity in our drug discovery and development programs in part through the close integration of our research group and development group staff.

Our research efforts focus on identifying new molecular targets that play a role in the formation, modification and stabilization of synaptic connections in the human brain. We clone these targets and study their functions by developing and applying various assays. To discover active compounds, we screen the targets against libraries of compounds that embody properties that would make them suitable for use as CNS drugs. Compounds are tested and optimized in an iterative process designed to produce highly specific, orally available drug candidates suitable for CNS indications. Set forth below is a summary description of the five principal components of our drug selection process.

TARGET SELECTION
We select targets that we believe have an important role within the pathways involved in long-term memory formation, are well distributed in the relevant areas of the brain, and are within the class of proteins that are suitable as drug targets. These targets may regulate neurotransmitter signaling, modulate second messengers that carry the signal from the synapse to the rest of the neuron, or sensitize the receptors and channels in the synapse.

CNS CHEMISTRY
We employ a combination of medicinal, combinatorial and analytical chemistry procedures to maximize the chances of discovering specific and efficacious lead compounds. To produce lead optimization candidates, we employ an iterative process in which medicinal chemists who synthesize novel chemical entities work with our neurobiologists and pharmacologists to improve the desirable features of the compound, while reducing the potential for undesired characteristics. We select compounds strategically, and synthesize focused chemical libraries based on their degree of target specificity, binding properties and biological functionality.

ANIMAL MODEL SCREENING PROCESSES
We have developed a series of assays that act within progressively more complex and realistic biological environments in order to systematically evaluate potential drug candidates for their effect on memory and other cognitive functions. The process begins with cell-based assays performed in test tubes which assist us in understanding the biochemical effect of compounds. Next, proprietary assays are used to measure electrical activity in brain slices of rats and mice. These sophisticated neurobehavioral assays allow us to determine the neurophysiological effect of compounds before using more complex and expensive animal models. Finally, we have developed animal behavior models, using both young and old rats and mice, that allow us to assess different aspects and phases of long-term memory and cognition. We use naturally-aged impaired mice and rats for these studies, which we believe ensures a more realistic physiology than would be available in young animals with artificially-induced age characteristics. We believe that the animal models we have developed and employ enhance our ability to predict promising drug candidates on an accelerated and more focused and informed basis.

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PRECLINICAL SAFETY AND PHARMACOKINETICS
Our safety specialists study the interaction of our potential drug candidates with the intended target as well as with the rest of the body. They measure the ability of the compound to be absorbed and to reach the intended target, and they determine how the drug is metabolized within, and removed from, the body. They also study the potential for side effects.

An anatomical and functional feature of the brain that makes it difficult to formulate CNS-specific therapeutics is the blood-brain barrier. This barrier can prevent drugs from entering the brain from blood vessels. We have significant expertise and experience in using rat and mouse models to assess the plasma/brain ratios of compounds in a steady state, which is indicative of a compound's ability to penetrate the blood-brain barrier. We control these analytical tests by conducting these analyses in our own laboratories, which are designed to meet FDA Good Laboratory Practice standards.

BIOINFORMATICS AND INFORMATION TECHNOLOGY SYSTEMS
We deploy an advanced informatics infrastructure to support our research and development efforts. Our hardware infrastructure includes a high-speed internal network with data integrity and security measures. Our software infrastructure is tailored to address specific needs, including research logistics, scientific data management and analysis. Productivity-enhancing systems have been put in place to handle many routine aspects of conducting pharmaceutical research. An enterprise-wide scientific data management system captures critical information on chemical structures and associated biological data to create a shared knowledge-base designed to accelerate the drug development process. We employ scientists cross-trained in information technology to assess and implement commercially-available scientific computing tools or to develop new tools internally.

COLLABORATIONS AND IN-LICENSES

We seek to enter into collaborations with leading pharmaceutical and biotechnology companies for later-stage clinical development and commercialization. We believe that this enables us to leverage these companies' resources to exploit our drug candidates on a global basis, while allowing us to remain focused on early stage development and discovery of drug candidates. To date, we have established two major collaborations, both of which are with Roche.

Another important component of our strategy is to augment our internal drug discovery programs through the in-licensing of advanced-stage preclinical and early-stage clinical chemical compounds that we believe are relevant to the pathways involved in memory formation and other cognitive functions. By capitalizing on the development work of global pharmaceutical and biotechnology companies, we believe that we will be able to more rapidly and efficiently develop promising CNS compounds for clinical testing.

2002 ROCHE COLLABORATION

In July 2002, we entered into a collaboration with Roche for the development of PDE4 inhibitors for neurological and psychiatric indications, and potentially other indications. We granted Roche a worldwide, exclusive, sublicensable license to our patent rights and know-how with respect to any PDE4 inhibitor for the prevention and treatment of diseases, in all indications, for either human or veterinary use. If Roche decides to co-promote any product covered by the agreement in the US, Roche must offer us this co-promotion opportunity before it may offer a right to co-promote such product to any non-affiliated third party. Roche is obligated to provide, at its own expense, clinical supplies of compounds covered by this agreement.



Under the 2002 Roche collaboration, Roche has paid us a total of $15.0 million through September 30, 2003, comprised of an upfront license fee, payments for research and development services and one milestone payment. Roche is obligated to make milestone payments to us if we


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achieve specified development, regulatory and commercialization milestones
(including sales level milestones following a product's launch) for certain indications. These indications include neurological, psychiatric and non-CNS indications for our PDE4 inhibitors, as well as any neurological or psychiatric indication for any PDE4 inhibitor developed by Roche without using our technology. If we reach all of the milestones for one neurological indication and one psychiatric indication for our PDE4 inhibitors under the agreement, milestone payments payable to us under the agreement, including the upfront license fee and bonus payments for achieving certain sales milestones, could total $106.0 million. We are also entitled to royalties based on a specified percentage of net sales of products, which increases at increasing net sales levels, during the term of the agreement. Royalty payments will expire generally on a country-by-country basis on the later to occur of (i) the expiration of the last to expire patent containing a composition of matter claim in a given country and (ii) ten years following the launch of the product in that country.



The agreement may be terminated by either party following an uncured material breach by the other party. In addition, we have the right to terminate the agreement on a product-by-product or region-by-region basis, or in its entirety in certain cases, if Roche does not use reasonable diligence to develop, obtain regulatory approvals for, manufacture or commercialize products in certain key countries. In addition, at any time after September 9, 2004, Roche has the right to terminate the agreement on a region-by-region or product-by-product basis or in its entirety, upon the giving of advance notice, or without notice in the event that we do not consent to a proposed sublicense by Roche to a third party. Unless otherwise terminated, the agreement will terminate on the date of expiration of all royalty and other payment obligations under the agreement.


Upon the termination of the agreement as to any country, region or product, the rights and licenses granted to Roche under the agreement as to such country, region or product will terminate, except that Roche can use collaboration technology other than for PDE4 inhibitors. In addition, at our request, Roche is required to transfer certain filings, rights, approvals, agreements and data relating to such product to us at no expense. Further, upon any such termination, we would have a non-royalty bearing license under related Roche intellectual property rights to commercialize such product or in such country or region.

MEM 1414, which was accepted for the Roche development pipeline in March 2003, is included in this collaboration and in the license rights that we granted to Roche. In August 2003, MEM 1414 entered Phase I clinical testing, with initial development focusing on the treatment of Alzheimer's disease. MEM 1917, a product candidate in preclinical development for depression, is also licensed to Roche under this collaboration.

2003 ROCHE COLLABORATION
In August 2003, we entered into a second collaboration with Roche to develop nicotinic alpha-7 agonists for treating CNS indications including schizophrenia and Alzheimer's disease. We granted to Roche the right, on a compound-by-compound basis, to obtain an exclusive, worldwide, sublicensable license to our patent rights and know-how for any nicotinic alpha-7 agonist that we develop, during the five years following the commencement of the collaboration, for the prevention or treatment of any diseases in any indication, for either human or veterinary use. This right is exercisable by Roche upon completion of Phase IIa clinical trials for a covered compound, or earlier under certain circumstances, and allows us to continue to manage at our expense the development of our compounds covered by the collaboration through the completion of Phase IIa clinical studies. We have the right to co-promote any product covered by the agreement in the US, on a product-by-product basis, subject to the terms of a separate co-promotion agreement, if we pay specified percentages of Roche's Phase III global development costs for that product. If we exercise our co-promotion right with respect to a particular product, we will be entitled to a specified percentage of the gross profits from US sales of that product,

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in exchange for a reduction in the royalties on US sales otherwise payable to us by Roche. Upon exercise by Roche of its right to license a compound, Roche is obligated to provide, at its own expense, clinical supplies of such compound.



Under the 2003 Roche collaboration, Roche paid us an upfront license fee of $10.0 million in September, 2003 and is obligated to pay us $6.0 million for research and development services over the first two years of the agreement. If Roche maintains its right to the license and exercises the right, Roche is obligated to make milestone payments to us if we achieve specified development, regulatory and commercialization milestones (including sales level milestones following a product's launch) for certain indications. These indications include neurological, psychiatric and non-CNS indications for compounds developed by us or as part of the collaboration. If we reach all of the milestones for one neurological indication and one psychiatric indication for compounds developed under the agreement, milestone payments payable to us under the agreement, including the upfront license fee and bonus payments for achieving certain sales milestones, could total $142.0 million. We are also entitled to royalties based on a specified percentage of net product sales, which increases at increasing net sales levels, during the term of the agreement. Roche's royalty payment obligations will expire generally on a country-by-country basis on the later to occur of (i) the expiration of the last to expire patent containing a composition of matter claim in a given country; and (ii) ten years following the launch of the product in that country. In connection with the collaboration, Roche purchased 2,777,778 shares of series Roche preferred stock at a price of $3.60 per share, or an aggregate of $10.0 million, and received warrants to purchase 347,222 shares of common stock at an exercise price of $4.32 per share.



The collaboration agreement may be terminated by either party following an uncured material breach by the other party. In addition, Roche has the right to elect not to maintain its license rights with respect to any product covered by the agreement on a product-by-product basis. Roche has the right to terminate the agreement on a product-by-product or region-by-region basis, or in its entirety in certain cases, if we do not use reasonable diligence in developing nicotinic alpha-7 partial agonists through Phase IIa clinical trials. We have the right to terminate the agreement on a product-by-product or region-by-region basis, or in its entirety in certain cases, if Roche does not use reasonable diligence in meeting its obligations to develop, obtain regulatory approvals for, manufacture and commercialize products in certain key countries. In addition, Roche has the right to terminate the agreement at any time, on a region-by-region or product-by-product basis or in its entirety, upon the giving of advance notice, or without notice in the event that we do not consent to a proposed sublicense by Roche to a third party in the US. Unless otherwise terminated, the agreement will terminate on the date of expiration of all royalty and other payment obligations under the agreement.


Upon termination of the agreement as to any country, region or product, the rights and licenses granted to Roche under the agreement as to such country, region or product will terminate. In addition, at our request, Roche is required to transfer certain filings, rights, approvals, agreements and data relating to such product to us at no expense. Further, upon any such termination, we have the right to obtain exclusive and royalty-bearing license rights under related Roche patent rights and know-how to commercialize such product in such country or region.

MEM 3454 is included in this collaboration and in the related license option rights that we have granted to Roche. This product candidate is in preclinical development for the treatment of schizophrenia and other indications.

BAYER AG IN-LICENSE
In June 2001, we entered into an agreement with Bayer AG for an exclusive, worldwide, sublicensable license under certain Bayer patents and know-how to MEM 1003 for the treatment of human peripheral and CNS-related disorders. We have an option, exercisable until completion of the first

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Phase II trial for MEM 1003, to acquire a non-exclusive, world-wide license to certain Bayer patents and know-how relating to certain controlled release formulations developed for Bayer for an unrelated product. Under the agreement, we must use commercially reasonable efforts to develop products using the compound covered by this agreement and to commercialize those products in the US, Japan and four countries of the European Union to be selected by us. Bayer is under no obligation to provide us with any assistance in the development and commercialization of products covered by the agreement.


Under the license agreement, we made an upfront payment of $250,000 to Bayer as well as a milestone payment of $750,000 upon initiation of Phase I clinical trials. We are required to make additional payments of up to $19.0 million upon the achievement of specified milestones, including a $1.0 million milestone payment upon the commencement of Phase II clinical trials. We are also obligated to pay royalties during the term of the agreement based on a specified percentage of worldwide net sales of products covered by the license agreement, which increases at increasing net sales levels and varies depending on whether the sales are made by us or by a sublicensee. Royalty payment obligations will end on a country by country basis upon the expiration of the last patent rights in a given country or after ten years from the first commercial sale of a product covered by the license agreement in a given country, whichever is longer.


The license agreement may be terminated by either party following an uncured breach by the other party. Bayer also has the right to terminate the license agreement if we fail to make timely payments of any amounts due to Bayer under the license agreement. Unless otherwise terminated, the agreement terminates upon the expiration of the last-to-expire patent rights granted under the agreement. Issued patents from the US, Germany, France, Italy, Great Britain and Spain, the largest markets in which patents covered by the agreement have been issued, expire in late 2014 through 2015, although they are eligible for patent term extensions of up to five years. Patent applications are pending in Japan and Canada. Upon termination of the license agreement for any reason, other than an uncured breach by Bayer, all rights and licenses granted to us under the license agreement will terminate. In addition, upon termination of the license agreement as a result of our uncured breach, at Bayer's request we will also have to disclose and transfer all of the rights we may have to the data and results, including any inventions, of our development efforts relating to MEM 1003.


INTELLECTUAL PROPERTY


Our success depends in part on our ability to obtain and maintain intellectual property protection for our drug candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our chemical compounds and technologies by, among other methods, filing US and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position. We, or our licensors, file patent applications directed to all drug candidates in an effort to establish intellectual property positions regarding new chemical entities relating to our product candidates as well as uses of new chemical entities in the treatment of CNS diseases. In total, as of January 20, 2004, we owned or licensed from Bayer five issued US patents, 25 pending US patent applications, 103 issued foreign patents and 82 pending foreign patent applications.


The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective patent claims and enforcing those claims once granted. We do not know whether any of our patent applications or those patent applications that we license will result in the issuance of any patents. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, invalidated, rendered unenforceable or circumvented, which

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could limit our ability to stop competitors from marketing related products or the length of term of patent protection that we may have for our products. In addition, the rights granted under any issued patents may not provide us with competitive advantages against competitors with similar compounds or technology. Furthermore, our competitors may independently develop similar technologies or duplicate any technology developed by us in a manner that does not infringe our patents or other intellectual property. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our drug candidates or those developed by our collaborators can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

We may rely, in some circumstances, on trade secrets to protect our technology. However, trade secrets are difficult to establish and enforce. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, scientific advisors and other contractors. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants or contractors use technology or know-how owned by others in their work for us, disputes may arise as to the rights in related inventions.

PDE4 INHIBITORS

We have 15 pending patent applications in the US and 49 pending foreign patent applications for both chemistries and research tools relating to our PDE4 inhibitors, including MEM 1414 and MEM 1917. We have identified four different classes of chemical compounds that act as PDE4 inhibitors. We have pending applications with claims relating to the compounds as well as the methods of manufacturing and using them. We also have applications for research tools relating to materials and methods useful for screening relating to PDE4.


NICOTINIC ALPHA-7 PARTIAL AGONISTS

We have six pending US patent applications and three pending foreign patent applications for both chemistries and research tools relating to our nicotinic alpha-7 partial agonists, including MEM 3454. Our patent applications relate to three classes of nicotinic alpha-7 partial agonists as well as related research tools including genes and methods useful for screening.


MEM 1003

As a result of our in-licensing agreement with Bayer, we have rights to several patents and patent applications, including five issued US patents, one pending US patent application, 103 issued foreign patents, and 29 pending foreign patent applications relating to MEM 1003. Issued patents from the US, Germany, France, Italy, Great Britain and Spain, the largest markets in which patents covered by the Bayer agreement have been issued, expire in late 2014 through 2015, although they are eligible for patent term extensions of up to five years.


GENERAL RESEARCH TOOLS

We have three pending patent applications in the US and one foreign patent application relating our general research tools. These patent applications relate to research tools, including methods and genes, which are applicable to different programs.


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TRADEMARKS
Our trademarks are covered by various pending applications and registrations in the US Patent and Trademark Office, the European Union, as well as certain other countries. We have applied for or received trademark protection as set forth below:

+ We have a pending application in the US and registrations in Australia, the European Union and Mexico for MEMORY PHARMACEUTICALS(TM).

+ We have pending applications in the US, European Union, Australia, Canada, Hong Kong and Mexico, and registrations in Japan, Hong Kong and Mexico for the MEMORY design logo.

+  We have a pending application for SCIENCE WORKING FOR THE MIND(TM) in the US.

COMPETITION

The development and commercialization of new drugs and drug delivery technologies is highly competitive. We or our collaborators will face competition with respect to any of our products developed or commercialized in the future from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. Many of our competitors possess greater financial, managerial, scientific and technical resources and have established reputations for successfully developing and marketing drugs, all of which put us at a competitive disadvantage. We face and will continue to face competition in the discovery, in-licensing, development and commercialization of our drug candidates, which could severely impact our ability to generate revenue or achieve significant market acceptance of our drug candidates. Furthermore, new developments, including the development of other drug technologies and methods of preventing the incidence of disease, such as vaccines, occur in the pharmaceutical industry at a rapid pace. These developments may render our drug candidates or technologies obsolete or noncompetitive.

Additionally, various large pharmaceutical companies, universities and public agencies are developing and using technologies to treat cognitive disorders directly as well as other neurological and psychiatric illnesses which may have the ancillary benefit of treating memory and other cognitive disorders. Many of these entities have significant experience in preclinical testing, human clinical trials, product manufacturing, marketing and distribution and the regulatory approval process. Many companies also have substantially greater resources and are developing or using technologies that may be competitive with the our products and technologies.

There are several global pharmaceutical companies with drugs in the marketplace for the treatment of Alzheimer's disease, depression and schizophrenia. Acetylcholinesterase inhibitors for the treatment of Alzheimer's disease include Aricept (Pfizer), Reminyl (Johnson and Johnson) and Exelon (Novartis). The only NMDA-receptor antagonist for the treatment of moderate to late stage Alzheimer's disease in the US is Namenda (Forest Laboratories). The SSRI antidepressant market includes Prozac (Eli Lilly), Paxil (GlaxoSmithKline), Zoloft (Pfizer), Celexa (Forest Laboratories) and Lexapro (Forest Laboratories). The only approved dual uptake inhibitor for the treatment of depression is Effexor (Wyeth). The antipsychotics on the market for the treatment of schizophrenia include Zyprexia (Eli Lilly), Risperdal (Johnson and Johnson) and Abilify (Bristol-Myers Squibb).

We are aware that there are many drugs under development by both large pharmaceutical companies and small biotechnology companies for additional treatments of Alzheimer's disease, depression and schizophrenia as well as potential therapies for vascular dementia and MCI.

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We believe that our ability to successfully compete with all of these competitors will depend on, among other things:

+  the speed at which we or our collaborators develop drug candidates;

+  efficacy, safety and reliability of our drug candidates;

+ completion of clinical development and laboratory testing of our drug candidates;

+  timing and scope of regulatory approval of our drug candidates;

+ our collaborators' ability to manufacture and sell commercial quantities of approved products in the market;

+  product acceptance by physicians and other health care providers;

+ skills of our employees and our ability to recruit and retain skilled employees;

+  protection of our intellectual property; and

+ availability of substantial capital resources to fund development and commercialization activities by us and our collaborators.

GOVERNMENT REGULATION

Government authorities in the US and in other countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, promotion, advertising, distribution, marketing, and export and import of pharmaceutical products such as those we are developing. We cannot assure you that any of our drug candidates will prove to be safe or effective, will receive regulatory approvals or will be successfully commercialized.

US REGULATORY APPROVAL
In the US, drugs and drug testing are regulated by the FDA, as well as state and local government authorities. Before our products may be marketed in the US, we must comply with the Federal Food, Drug, and Cosmetic Act, which generally involves the following:

+ preclinical laboratory and animal tests performed under the FDA's Good Laboratory Practices regulations (GLPs);

+ submission and acceptance of an Investigational New Drug application (IND), which must become effective before clinical trials may begin in the US;

+ adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug candidate in our intended use;

+ development of manufacturing processes which conform to FDA-mandated current Good Manufacturing Practices (cGMPs); and

+ FDA review and approval of a New Drug Application (NDA) prior to any commercial sale or shipment of a product.

The testing and approval process requires substantial time, effort, and financial resources, and we cannot be certain that any approval will be granted on a timely basis, if at all.

Preclinical tests
Preclinical tests include laboratory evaluation of the drug candidate, its chemistry, formulation and stability, as well as animal studies to assess the potential safety and efficacy of the drug candidate. The results of the preclinical tests, together with manufacturing information, analytical data and other

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available information about the drug candidate, are submitted to the FDA as part of an IND. An IND is a request for FDA authorization to administer an investigational drug to humans. Such authorization must be secured prior to interstate shipment and administration of any new drug that is not the subject of an approved new drug application. Preclinical tests and studies can take several years to complete, and despite completion of those tests and studies the FDA may not permit clinical testing to begin.

The IND process
The FDA requires a 30-day waiting period after the filing of each IND application before clinical trials may begin. This waiting period is designed to allow the FDA to review the IND to determine whether human research subjects will be exposed to unreasonable health risks. At any time during this 30-day period or at any time thereafter, the FDA may raise concerns or questions about the conduct of the trials as outlined in the IND and impose a clinical hold. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin or continue. The IND application process may become extremely costly and substantially delay development of our products. Moreover, positive results of preclinical tests will not necessarily indicate positive results in clinical trials.

Prior to initiation of clinical studies, an independent Institutional Review Board (IRB) at each medical site proposing to conduct the clinical trials must review and approve each study protocol and study subjects must provide informed consent.

Clinical trials
Human clinical trials are typically conducted in three sequential phases that may overlap:

+ Phase I: The drug is initially introduced into healthy human subjects or patients and tested for safety, dosage tolerance, absorption, distribution, excretion and metabolism.

+ Phase II: The drug is introduced into a limited patient population to: (1) assess the efficacy of the drug in specific, targeted indications; (2) assess dosage tolerance and optimal dosage; and (3) identify possible adverse effects and safety risks.

+ Phase III: These are commonly referred to as pivotal studies. If a compound is found to have an acceptable safety profile and to be potentially effective in Phase II trials, new clinical trials will be initiated to further demonstrate clinical efficacy, optimal dosage and safety within an expanded and diverse patient population at geographically dispersed clinical study sites.

We cannot be certain that we will successfully complete Phase I, Phase II or Phase III testing of our drug candidates within any specific time period, if at all. Clinical testing must meet requirements for IRB, oversight, informed consent and good clinical practices. The FDA, and the IRB at each institution at which a clinical trial is being performed, may suspend a clinical trial at any time for various reasons, including a belief that the subjects are being exposed to an unacceptable health risk.

The NDA process
If clinical trials are successful, the next step in the drug regulatory approval process is the preparation and submission to the FDA of an NDA. The NDA is the vehicle through which drug sponsors formally propose that the FDA approve a new pharmaceutical for marketing and sale in the US. The NDA must contain a description of the manufacturing process and quality control methods, as well as results of preclinical tests, toxicology studies, clinical trials and proposed labeling, among other things. A substantial user fee must also be paid with the NDA, unless an exemption applies. Every new drug must be the subject of an approved NDA before US commercialization.

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Upon submission of the NDA, FDA will make a threshold determination of whether the application is sufficiently complete to permit review, and if not will issue a refuse to file letter. If the application is accepted for filing, the FDA will attempt to review and take action on the application in accordance with performance goal commitments the FDA has made in connection with the user fee law. These timing commitments will vary depending on whether an NDA is for a priority drug or not, and in any event are not a guarantee that an application will be approved or even acted upon by any specific deadline. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA may refer the NDA to an advisory committee for review, evaluation and recommendation as to whether the application should be approved, but the FDA is not bound by the recommendation of an advisory committee. The FDA may deny or delay approval of applications that do not meet applicable regulatory criteria or if the FDA determines that the clinical data do not adequately establish the safety and efficacy of the drug. In addition, the FDA may approve a drug candidate subject to the completion of post-marketing studies, referred to as Phase IV trials, to monitor the effect of the approved product. FDA may also grant approval with restrictive product labeling, or may impose other restrictions on marketing or distribution such as the adoption of a special risk management plan. The FDA has broad post-market regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of approvals, seize or recall products, and withdraw approvals.

Manufacturing and post-marketing requirements
If approved, a drug may only be marketed in the dosage forms and for the indications approved in the NDA. Special requirements also apply to any drug samples that are distributed in accordance with the Prescription Drug Marketing Act. The manufacturers of approved products and their manufacturing facilities will be subject to continual review and periodic inspections by the FDA and other authorities where applicable, and must comply with ongoing requirements, including the FDA's cGMP requirements. Once the FDA approves a product, a manufacturer must provide certain updated safety and efficacy information, submit copies of promotional materials to the FDA periodically, and make certain other required reports. Product and labeling changes, as well as certain changes in a manufacturing process or facility or other post-approval changes, may necessitate additional FDA review and approval. Failure to comply with the statutory and regulatory requirements subjects the manufacturer to possible legal or regulatory action, such as warning letters, suspension of manufacturing, seizure of product, voluntary recall of a product, injunctive action or possible civil penalties. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following approval. Because we intend to contract with third parties for manufacturing of our products, our ability to control third-party compliance with FDA requirements will be limited to contractual remedies and rights of inspection. Failure of third-party manufacturers to comply with cGMPs or other FDA requirements applicable to our products may result in, among other things, total or partial suspension of production, failure of the government to grant approval for marketing, and withdrawal, suspension, or revocation of marketing approvals.

The FDA's policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of our potential products. Moreover, increased attention to the containment of health care costs in the US and in foreign markets could result in new government regulations that could have a material adverse effect on our business. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the US or abroad.

We are also subject to various laws and regulations regarding laboratory practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances in connection with our research.

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FOREIGN REGULATORY APPROVAL
We will have to complete approval processes, similar or related to the US approval processes, in virtually every foreign target market for our products in order to conduct clinical or preclinical research and to commercialize our drug candidates in those countries. The approval procedures and the time required for approvals vary from country to country and may involve additional testing. Foreign approvals may not be granted on a timely basis, or at all. In addition, regulatory approval of prices is required in most countries other than the US. We face the risk that the resulting prices would be insufficient to generate an acceptable return to us or our collaborators.

In common with the US, the various phases of preclinical and clinical research are subject to significant regulatory controls within the European Union. Variations in the national regimes exist. However, most jurisdictions require regulatory and institutional review board approval of interventional clinical trials. Most European regulators also require the submission of adverse event reports during a study and a copy of the final study report.

Under European Union regulatory systems, marketing authorizations may be submitted either under a centralized or decentralized procedure. The centralized procedure is currently mandatory for products developed by means of a biotechnological process and optional for new active substances and other "innovative medicinal products with novel characteristics." It provides for the grant of a single marketing authorization that is valid for all European Union member states. The decentralized procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit applications in other European Union member states, requesting them to mutually recognize the marketing authorization already granted. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize the existing approval.

Where possible, we plan to choose the appropriate route of European regulatory filing in an attempt to accomplish the most rapid regulatory approvals. However, the chosen regulatory strategy may not secure regulatory approvals or approvals of the chosen product indications. In addition, these approvals, if obtained, may take longer than anticipated.

OTHER REGULATORY MATTERS
In the US, our manufacturing, sales, promotion, and other activities following any product approval are subject to regulation by regulatory authorities in addition to the FDA, including the FTC, the Department of Justice, the Centers for Medicare & Medicaid Services, other divisions of the Department of Health and Human Services, and state and local governments. Among other laws and requirements, our sales, marketing and scientific/educational programs will need to comply with the anti-kickback provisions of the Social Security Act, the False Claims Act and similar state laws. Our pricing and rebate programs will need to comply with pricing and reimbursement rules, including the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of our activities are potentially subject to federal and state consumer protection and unfair competition laws. Finally, certain jurisdictions have other trade regulations from time to time to which our business is subject such as technology or environmental export controls and political trade embargoes.

Depending on the circumstances, failure to meet these applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, private "qui tam" actions brought by individual whistleblowers in the name of the government, or refusal to allow us to enter into supply contracts, including government contracts.

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We are also subject to federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future.

MANUFACTURING

In general, our strategy is to produce small quantities (up to gram quantities) of our compounds for preclinical testing and to contract out with third parties for manufacturing of larger quantities. All of our compounds are small molecules, generally require no special manufacturing processes and use relatively accessible raw materials. Due to their relative ease of manufacture, we can choose among several suppliers. Roche currently supplies MEM 1414 and MEM 1917 for use in our collaborative efforts, and we currently outsource to other third parties production of MEM 1003 and MEM 3454.

EMPLOYEES

As of December 1, 2003, we had 76 full-time employees, including 26 with Doctor of Philosophy (Ph.D.) degrees, one with a medical doctor (M.D.) degree and two with juris doctor (J.D.) degrees. Of our workforce, 60 employees are engaged in research and development and 16 are engaged in business development, finance and administration. None of our employees is represented by labor unions or covered by collective bargaining agreements. We have not experienced any work stoppages and consider our employee relations to be good.

FACILITIES

We currently lease approximately 66,200 square feet of laboratory and office space in Montvale, New Jersey. Our lease will expire in 2010 if not renewed in advance.

Currently, we occupy approximately 37,300 square feet of this space, with approximately 31,700 square feet used for research and development activities and approximately 5,600 square feet used for general administrative purposes. We are currently building out and expanding into an additional 16,000 square feet for research and development purposes. An additional approximately 12,900 square feet are available to us for future expansion.

LEGAL PROCEEDINGS

We currently are not a party to any material legal proceedings.

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Management

EXECUTIVE OFFICERS AND DIRECTORS

Set forth below is the name, age, position and a brief account of the business experience of each of our executive officers and directors:


                    NAME                         AGE                       POSITIONS
-----------------------------------------------------------------------------------------------------
  Tony Scullion..............................    52       Chief Executive Officer and Director
                                                          President, Chief Scientific Officer and
  Axel J. Unterbeck, Ph.D. ..................    50       Director
  James E. Barrett, Ph.D. ...................    61       President of Research and Development
  Gardiner F. H. Smith, J.D. ................    42       Vice President of Business Development
  Dennis Keane...............................    52       Chief Financial Officer
  Jonathan J. Fleming........................    46       Chairman of the Board
  Anthony B. Evnin, Ph.D. ...................    62       Director
  Walter Gilbert, Ph.D. .....................    71       Director
  Alix Marduel, M.D. ........................    46       Director
  Michael E. Meyers, M.P.H. .................    35       Director
  Michael Sheffery, Ph.D. ...................    53       Director


Tony Scullion has served as our Chief Executive Officer and as a member of our board of directors since September 2001. From 1993 to 2001, Mr. Scullion served as Vice President and Head, Global Business Development at GlaxoWellcome PLC and its predecessor, Glaxo PLC Mr. Scullion served as a member of the Management Committee and the Commercial Operations Committee at GlaxoWellcome PLC. From 1979 to 1993, Mr. Scullion was at Pfizer Inc. and his positions included Executive Director, Strategic Planning and Operations, Japan. In addition, while at Pfizer he lead a staff responsible for international pre-launch planning and launch and post-launch strategic marketing. He also held operational and line management positions with responsibility for businesses in Asia Pacific and served as the head of the marketing division of the United Kingdom business. Prior to his position with Pfizer, Mr. Scullion spent four years at HoechstRoussel AG, which is now part of Aventis Pharmaceuticals Inc., where he held various management positions. Mr. Scullion started his career with Pfizer Inc. in discovery research. Mr. Scullion holds an M.Sc. in Pharmacology and a B.Sc. in Physiology from the University of London and is a Member of the Chartered Institute of Marketing. Mr. Scullion is also a member of the Board of Directors of Dynogen Pharmaceuticals, Inc., a privately-held corporation.

Axel J. Unterbeck, Ph.D. is one of our co-founders and has served as our President, Chief Scientific Officer and a member of our board of directors since January 1998. From 1986 to 1997, Dr. Unterbeck held several positions at Bayer AG, with his last position being Head of CNS/Dementia Research. While at Bayer, he also served as a member of the Research Operating Committee, the Chairman of Research IT, Head of CNS Molecular Pharmacology and Project Leader, Neurology. Dr. Unterbeck is the co-author of more than thirty scientific publications and is listed as an inventor on numerous patents. He received his Ph.D. in Molecular Biology and Molecular Genetics at the Institute for Genetics in Cologne in 1986, and both an M.S. and a B.S. degree in Biology and Molecular Genetics from the University of Cologne and the University of Bonn, respectively.

James E. Barrett, Ph.D. has served as our President of Research and Development since May 2002. From 1995 to 2002, Dr. Barrett served as Vice President of Neuroscience Discovery Research at Wyeth. From 1992 to 1995, Dr. Barrett served as Director of Central Nervous System Research at Lederle Laboratories, which merged with Wyeth in 1995. Before moving to the pharmaceutical

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industry, Dr. Barrett served as a Professor of Psychiatry, Medical Psychology and Pharmacology at the Uniformed Services University of the Health Sciences in Bethesda, Maryland. His research programs at the University focused on anxiety, depression and substance abuse. He received the Solvay Duphar Award for his work on affective disorders. Dr. Barrett received his Ph.D. from Pennsylvania State University and had postdoctoral training in behavioral neurobiology and neuropharmacology at the Worcester Foundation for Experimental Biology. He has over 275 published scientific articles, books and abstracts and is a member of seven editorial boards.

Gardiner F.H. Smith has served as our Vice President of Business Development since January 2002. From 1997 until 2001, Mr. Smith held a number of positions with Human Genome Sciences, with his last position being Executive Director, Business Development. From 1995 to 1997, Mr. Smith served as Director of International Licensing at GlaxoWellcome PLC. Mr. Smith received his B.A. in Chemistry from the University of North Carolina at Chapel Hill in 1983 and his J.D. in law from North Carolina Central University in 1992.


Dennis M. Keane has served as our Chief Financial Officer since January 2004. From 1997 to 2003, Mr. Keane served as Vice President Finance and Treasurer at Ciba Specialty Chemicals where he directed the Treasurer and Controller activities for Ciba Specialty Chemicals' North America Region. Prior to this position, Mr. Keane was Vice President, Finance and Business Development at Ciba-Geigy (now Novartis) U.S. Pharmaceuticals with leadership responsibilities for finance, information technology, business development and medical education services. Before joining Ciba, Mr. Keane began his professional career with Coopers & Lybrand (now PricewaterhouseCoopers) and is a Certified Public Accountant. Mr. Keane received a BS degree in Accounting at Manhattan College.


Jonathan J. Fleming is one of our co-founders and has served as the Chairman of our board of directors since January 1998. Mr. Fleming is the Managing Partner of Oxford Bioscience Partners, a venture capital firm specializing in life science technology. Prior to joining Oxford Bioscience in 1996, he served as a Founding Partner of MVP Ventures in Boston, Massachusetts. Since June 2003, Mr. Fleming has been a member of the board of directors of Photogen Technologies, Inc., a public company. He is also Chairman of the Board of BioProcessors Corporation and Dynogen Corporation, which are privately-held corporations and is a director of eight other privately-held companies, including Leerink Swann & Company, a Boston-based investment bank specializing in health care companies. Mr. Fleming is a Trustee of the Museum of Science in Boston and is a Senior Lecturer at MIT's Sloan School of Management. Mr. Fleming holds a Master's degree in Public Administration from Princeton University and a Bachelor of Arts degree from the University of California, Berkeley.

Anthony B. Evnin, Ph.D. has served as a member of our board of directors since December 1998. Since 1975 he has served as a general partner of Venrock Associates and other Venrock venture capital partnerships. Dr. Evnin serves as a director of Caliper Technologies Corp., a life sciences company, and Sonic Innovations, Inc., a manufacturer of digital hearing aids, both of which are public companies. He is also a member of the board of directors of several private companies. Dr. Evnin holds an A.B. from Princeton University and a Ph.D. in Chemistry from Massachusetts Institute of Technology.

Walter Gilbert, Ph.D. is one of our co-founders and has served as a director and a member of our Scientific Advisory Board since inception. Since 2002, Dr. Gilbert has served as a managing director and general partner of BioVentures Investors II, a venture capital firm. Until 2002, Dr. Gilbert served as the Carl
M. Loeb University Professor at Harvard University. Dr. Gilbert was awarded the Nobel Prize in Chemistry in 1980 for his contributions to the development of DNA sequencing methodology. He was a founder, Chairman and CEO of Biogen, Inc., and co-founder of Myriad Genetics, Inc., where he is currently Vice-Chairman of the Board of Directors. Dr. Gilbert also serves as a director of TransKanyotic Therapies Inc. and six privately-held companies. He has held professorships at Harvard

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University in the departments of Physics, Biophysics, Biology, Biochemistry and
Molecular Biology, and Molecular and Cellular Biology. Among other honors he was elected a Member of the National Academy of Science in 1976.

Alix Marduel, M.D. has served as one of our directors since December 1998. Since 1997, she has been a managing director of Alta Partners, a venture capital firm investing in life sciences and information technology companies. From 1990 to 1997, Dr. Marduel was a general partner at Sofinnova, Inc., a venture capital management firm. Dr. Marduel serves as a director of Corcept Therapeutics, Genteric, NeurogesX and Synton Pharmaceuticals. She holds an M.D. from the University of Paris and is licensed to practice medicine in Europe and in the United States. Dr. Marduel has conducted post-doctoral research in immunology at the University of California at San Francisco and at Stanford University.

Michael E. Meyers, M.P.H. has served as one of our directors since March 2002. Mr. Meyers serves as a Managing Partner of Trivium Capital Management LLC, a money management firm in New York. From May 2000 to September 2003, Mr. Meyers served as a Managing Director and Partner of Global Biomedical Partners, a life sciences venture capital firm. From April 1997 to December 2000, Mr. Meyers served as Director, Biotechnology and Pharmaceutical Investment Banking at Merrill Lynch & Co. From September 1993 to March 1997, Mr. Meyers served as Vice President, Health Care Investment Banking at Cowen & Company. Mr. Meyers holds an M.P.H. in Health Policy and Management with Highest Honors from Columbia University and an A.B. in Biology from Brandeis University.

Michael Sheffery, Ph.D. has served as a member of our board of directors since May 2000. Dr. Sheffery, a general partner of OrbiMed Advisors LLC, joined OrbiMed in 1998 as a senior analyst covering the biotechnology industry. From 1984 to 1996, he was Head of the Laboratory of Gene Structure and Expression at Memorial Sloan-Kettering Cancer Center. Dr. Sheffery received his Ph.D. in Molecular Biology from Princeton University and his B.A. in Biology from Princeton University.

SCIENTIFIC ADVISORY BOARD

We have established a scientific advisory board to advise us on scientific matters affecting the research and development of our drug compounds and the availability of opportunities for collaborations with pharmaceutical and biotechnology companies. Our scientific advisory board is comprised of leading experts in the fields of neurology and neurobiology, all of whom are highly regarded and experienced scientists and clinicians chosen for their particular expertise.

The current members of our scientific advisory board are:

Eric R. Kandel, M.D. is a University Professor of Neurobiology at Columbia University, a Senior Investigator at the Howard Hughes Medical Institute, a co-founder of our company and the Chairman of our Scientific Advisory Board. He is the recipient of the 2000 Nobel Prize in Physiology or Medicine for his pioneering work in the field of learning and memory. Dr. Kandel is the founding Director of the Center for Neurobiology and Behavior at the Columbia University College of Physicians and Surgeons. He has received over forty scientific awards, including the Albert Lasker Award in Basic Medical Research for his pioneering work and major contributions to the molecular biology of memory acquisition and storage. He also received the Squibb Award for Distinguished Achievement in Neuroscience Research, the Distinguished Service Award of the American Psychiatric Association and the National Medal of Science.

Walter Gilbert, Ph.D. is also a director of our company, and his biography appears above under the heading "--Executive Officers and Directors."

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Rene Hen, Ph.D. is an Associate Professor of Pharmacology at Columbia University
and in the Center of Neurobiology and Behavior, New York State Psychiatric Institute. Dr. Hen is the recipient of the Bristol-Myers Squibb Neuroscience Award.

Hans-Jurgen Hess, Ph.D. is the former Vice President of Medicinal Products Research at Pfizer, Inc. He received the Drug Discoverer's Award of the Pharmaceutical Manufacturers Association for his pioneering work on the discovery of prazosin (Minipress) and subsequent drug discovery leadership.

Richard P. Mayeux, M.D. is Gertrude H. Sergievsky Professor of Neurology, Psychiatry and Public Health at Columbia University and Co-Director, The Taub Institute for Research on Alzheimer's disease and the Aging Brain.

Joseph Schlessinger, Ph.D. is Co-Chair of the Department of Pharmacology at Yale University School of Medicine and director of the Skirball Institute of Biomolecular Medicine at New York University. He is a founder and co-chief scientist of Sugen, Inc., and serves as the Ruth and Leonard Simon Professor in Cancer Research in the Department of Chemical Immunology at the Weitzmann Institute of Science in Rehovot, Israel.

Steven Siegelbaum, Ph.D. is Professor of Pharmacology in the Center for Neurobiology and Behavior at Columbia University College of Physicians and Surgeons and Investigator at Howard Hughes Medical Institute. He received the Herbert J. Kaydon Award in biomedical sciences of the New York Academy of Medicine.

Scott Small, M.D. is Herbert Irving Assistant Professor in Neurology at Columbia University and Taub Scholar at the Taub Institute.

Larry R. Squire, Ph.D. is University Professor, VA Medical Center in La Jolla, California, and a Professor at the University of California San Diego. He was elected as a Member of the National Academy of Science in 1993.

BOARD OF DIRECTORS

Prior to this offering, the members of our board of directors were elected pursuant to the terms of our Fourth Amended and Restated Investor Rights Agreement. The terms of this agreement governing the election of directors terminate upon completion of this offering. We have five directors designated by our preferred stockholders, four of which are designated by the holders of shares of our Series A preferred stock, Series B preferred stock and Series C preferred stock, voting together as a single class, and one of which is designated by the holders of our Series D preferred stock. One of our directors is designated by holders of our Common Stock. Tony Scullion and Axel Unterbeck are designated directors so long as they continue to hold their respective management positions with us.

Six of our current directors--Jonathan J. Fleming, Anthony B. Evnin, Walter Gilbert, Alix Marduel, Michael E. Meyers, Michael Sheffery--are independent directors, as defined by the applicable rules of the National Association of Securities Dealers listing standards. We refer to these directors as our "independent directors." There are no family relationships among any of our directors or executive officers.

Following the closing of this offering, our board of directors will be divided into three classes, with directors serving staggered three-year terms. Our board
of directors will consist of           as Class I directors, whose term of
office will continue until the 2005 annual meeting of stockholders,           as
Class II directors, whose term of office will continue until the 2006 annual
meeting of stockholders, and           as Class III directors, whose term of
office will continue until the 2007 annual meeting of stockholders. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. Any additional

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directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

COMMITTEES OF THE BOARD OF DIRECTORS

Our board of directors has established an audit committee and compensation committee. Pursuant to our bylaws, our board of directors may from time to time establish other committees to facilitate the management of our business and operations.

Audit Committee. Our audit committee consists of Anthony B. Evnin (chairperson), Walter Gilbert and Michael Sheffery, each of whom is an independent director. We believe that each of the members of our audit committee is financially sophisticated and able to read and understand our financial statements. Our audit committee assists our board of directors in its oversight of the integrity of our financial statements and oversees the qualifications, independence and performance of our independent auditor. The audit committee has the sole direct responsibility for the selection, appointment, evaluation and retention of our independent auditor and for overseeing its work. All audit services to be provided to us and all non-audit services, to be provided to us by our independent auditor must be approved in advance by our audit committee. KPMG LLP currently serves as our independent auditor.

Compensation Committee. The members of our compensation committee are Jonathan Fleming (chairperson), Alix Marduel and Michael E. Meyers, each of whom is an independent director. Our compensation committee reviews and makes recommendations to our board of directors regarding the compensation and benefits of our executive officers and senior management, administers our stock incentive and employee stock purchase plans and reviews and makes recommendations to our board of directors with respect to incentive compensation and equity plans.

DIRECTOR COMPENSATION

Each director is reimbursed for expenses incurred in connection with his attendance at meetings of the board of directors and its committees. In addition, directors who are our employees are eligible to participate in our 1998 stock option plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. None of the members of our compensation committee has ever been our employee.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our certificate of incorporation that will be in effect upon completion of this offering limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by Delaware law. Our certificate of incorporation provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

+  for any breach of their duty of loyalty to us or our stockholders;

+ for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

+ for voting or assenting to unlawful payments of dividends or other distributions; or

+ for any transaction from which the director derived an improper personal benefit.

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Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If Delaware law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by Delaware law.

In addition, our certificate of incorporation provides that we must indemnify our directors and officers and we must advance expenses, including attorneys' fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table summarizes the compensation paid to, awarded to or earned by, during the years ended December 31, 2003 and 2002, our chief executive officer, our other three most highly compensated executive officers who were serving as such on December 31, 2003 and whose salary and bonus exceeded $100,000 for services rendered to us in all capacities during the year ended December 31, 2003 and our chief financial officer whose employment commenced in January 2004 and for whom disclosure would be required but for the fact that he was not serving as an executive officer on December 31, 2003. We refer to these officers collectively as our "named executive officers."



                                                                       LONG TERM
                                                                      COMPENSATION
                                                                      ------------
                                               ANNUAL COMPENSATION     SECURITIES
                                              ---------------------    UNDERLYING      ALL OTHER
NAME AND PRINCIPAL POSITION(S)         YEAR    SALARY       BONUS       OPTIONS      COMPENSATION
--------------------------------------------------------------------------------------------------
Tony Scullion........................  2003   $376,823     $195,000        196,971       $397,871(1)
  Chief Executive Officer              2002    365,603      175,000      1,184,682        354,984(2)
Axel Unterbeck, Ph.D. ...............  2003    349,934      155,000        105,578        195,055(3)
  President and Chief Scientific
  Officer                              2002    339,505      150,000        947,745          5,000(4)
James E. Barrett, Ph.D. .............  2003    283,421      120,000         25,200          9,750(5)
  President of Research and            2002    177,910(6)    35,000        630,000        115,000(7)
  Development
Gardiner F. H. Smith.................  2003    201,119       65,000         13,000          2,898(5)
  Vice President of Business           2002    181,654(8)    85,000        325,000        100,000(7)
  Development
Dennis Keane.........................  2003         --(9)        --             --             --
  Chief Financial Officer              2002         --(9)        --             --             --


------------


 (1) Represents $200,000 in loan forgiveness, $156,824 in tax payment reimbursements, $9,467 in employer-paid disability premiums, $14,530 in insurance premiums for a life insurance policy on Mr. Scullion's life, $10,800 in an automobile allowance and a stock award valued at $6,250.



 (2) Represents $100,000 in loan forgiveness, $90,114 in tax payment reimbursements, $150,340 for reimbursement of relocation and temporary housing expenses and $14,530 in insurance premiums for a life insurance policy on Mr. Scullion's life.



 (3) Represents $5,396 in value of personal use of a company car, $4,704 in employer-paid disability premiums, $100,000 in loan forgiveness, $78,954 in tax payment reimbursements and a stock award valued at $5,000.



 (4) Represents the value of personal use of a company car.



 (5) Represents employer-paid disability premiums.



 (6) Dr. Barrett's employment with us commenced in May 2002.



 (7) Represents the reimbursement of relocation and temporary housing expenses.



 (8) Mr. Smith's employment with us commenced in January 2002.



 (9) Mr. Keane's employment with us commenced in January 2004.


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OPTION GRANTS IN YEAR ENDED DECEMBER 31, 2003


The following table provides summary information concerning the individual grants of stock options to each of our named executive officers for the fiscal year ended December 31, 2003. All options were granted under our 1998 stock option plan. The exercise price per share was established by our board of directors on the date of grant, and each option was issued at estimated fair market value on the date of the grant based upon a number of considerations, including the pricing of private sales of our equity securities, company-specific events, economic trends, the then current financing environment and the rights and preferences of our preferred stock relative to our common stock.



                                                                                              POTENTIAL REALIZABLE
                                                                                                  VALUE AT ASSUMED
                                                                                                   ANNUAL RATES OF
                                   NUMBER OF                                                           STOCK PRICE
                                     SHARES        PERCENTAGE OF   EXERCISE                       APPRECIATION FOR
                                   UNDERLYING      TOTAL OPTIONS    PRICE                              OPTION TERM
                                    OPTIONS         GRANTED TO       PER       EXPIRATION    ---------------------
   NAMED EXECUTIVE OFFICERS         GRANTED          EMPLOYEES      SHARE         DATE          5%          10%
------------------------------------------------------------------------------------------------------------------
Tony Scullion.................            91,443           19.31        .90     10/10/2013
                                         100,000           21.12        .90     12/30/2013
                                           5,528            1.17        .90     12/18/2013
Axel Unterbeck, Ph.D. ........            61,155           12.91        .90     10/10/2013
                                           4,423             .93        .90     12/18/2013
                                          40,000            8.45        .90     12/30/2013
James E. Barrett, Ph.D. ......            25,000            5.32        .90     10/10/2013
Gardiner F. H. Smith..........            13,000            2.75        .90     10/10/2013
Dennis Keane..................                --              --         --             --


The potential realizable value at assumed annual rates of stock price appreciation for the option term represents hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. SEC rules specify the 0%, 5% and 10% assumed annual rates of compounded stock price appreciation, which do not represent our estimate or projection of our future common stock prices. These amounts represent assumed rates of appreciation in the value of our common stock from the initial public offering
price (assuming an initial public offering price of $          per share).
Actual gains, if any, on stock option exercises depend on the future performance of our common stock and overall stock market conditions. The amounts reflected in the table above may not necessarily be achieved.

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AGGREGATED OPTION EXERCISES DURING YEAR ENDED DECEMBER 31, 2003 AND YEAR-END
OPTION VALUES


The following table shows information as of December 31, 2003 concerning the number and value of exercised options and unexercised options held by each of our named executive officers. There was no public trading market for our common stock as of December 31, 2003. Accordingly, the value of the unexercised in-the-money options listed below has been calculated on the basis of the
assumed public offering price of $     per share, less the applicable exercise
price per share multiplied by the number of shares underlying the options.



                                                          NUMBER OF SECURITIES
                                                         UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                               OPTIONS AT              IN-THE-MONEY OPTIONS AT
                               SHARES                       DECEMBER 31, 2003             DECEMBER 31, 2003
                            ACQUIRED UPON    VALUE     ---------------------------   ---------------------------
 NAMED EXECUTIVE OFFICERS     EXERCISE      REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----------------------------------------------------------------------------------------------------------------
Tony Scullion.............         70,000   $17,500      1,121,604       1,153,775
Axel Unterbeck, Ph.D. ....         90,000    21,800        734,188         731,505
James E. Barrett,
  Ph.D. ..................             --        --        257,700         397,500
Gardiner F. H. Smith......             --        --        137,375         200,625
Dennis Keane..............             --        --             --              --


EMPLOYMENT AGREEMENTS


We have an employment agreement with Mr. Scullion that has an unspecified term. Under this agreement, Mr. Scullion is entitled to an initial base salary of $350,000 per year, a one-time signing bonus of $100,000, a one-time payment of $40,000 to reimburse his former employer for costs associated with a life insurance policy on his life payable to his designated beneficiaries and an initial stock option grant of 1,101,400 shares of our common stock, which vests quarterly over four years. Under this agreement, Mr. Scullion is also eligible to receive annual bonus payments which depend on our performance and his individual performance, in each case as determined by our board of directors. In addition to our standard benefits package, we pay the current premium of approximately $14,000 per year on a life insurance policy on his life payable to his designated beneficiaries. In the event that we terminate Mr. Scullion's employment without cause or he terminates his employment with good reason, he is entitled to receive 12 months' severance, based on his then-current base salary, payable over the 12-month period following termination, plus continued health coverage for one year (less, during the last six months, any amounts earned for services rendered by Mr. Scullion to, and any health insurance otherwise available through, a new employer). In addition, upon any such termination of employment, he will be entitled to accelerated vesting of 25% of his then unvested stock options. Under the agreement, we provided Mr. Scullion with an interest free loan in the amount of $300,000 for the purchase of a home. In addition, we agreed to pay a gross-up amount to Mr. Scullion upon forgiveness of all or any portion of the loan for his tax liability resulting from the loan forgiveness. The remaining loan balance was forgiven in December 2003.



We have an employment agreement with Dr. Unterbeck that has a three-year term, which is automatically renewed for successive one-year terms unless terminated by either party 60 days prior to any renewal date. Under this agreement, Dr. Unterbeck is entitled to receive an initial base salary of $150,000 per year as adjusted by the board of directors or compensation committee. His current salary is $349,815. Under the agreement, he was also entitled to receive a one-time signing bonus of $50,000, the right to purchase 300,000 shares of our common stock for $.001 per share and annual bonus payments which depend on our performance and his individual performance, in each case as determined by our board of directors. Under the agreement, 225,000 of the shares are subject to repurchase by us which lapses in 12 quarterly installments. In the event that we terminate Dr. Unterbeck's employment without cause or he terminates his employment with good reason, he is


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entitled to receive 12 months' severance, based on his then-current base salary, payable over the 12-month period following termination, plus continued health coverage for one year. Under this agreement, Dr. Unterbeck was entitled to reimbursement for certain relocation expenses, including moving expenses, a broker's fee incurred in connection with the sale of his previous residence, as well as one percent of the purchase price of his new residence and the cost of up to one year of temporary housing. In addition, Dr. Unterbeck was entitled to either (i) a $300,000 interest free loan to be used for the purchase of a home, which would be forgiven in three equal annual installments, plus a gross up payment for any taxes he incurred in connection with forgiveness of this loan, or (ii) if he had not purchased a new home by December 31, 2002, a $100,000 interest free loan, which would be forgiven in three equal annual installments, plus a gross up payment for any taxes he incurred in connection with forgiveness of this loan. We provided Dr. Unterbeck with the $100,000 interest free loan and the remaining balance of the loan was forgiven in December 2003.


We have an employment agreement with Dr. Barrett that has an unspecified term. Under this agreement, Dr. Barrett is entitled to an initial base salary of $275,000 and was granted two options to purchase a total of 600,000 shares of our common stock that vest over four years in quarterly installments. Under this agreement, Dr. Barrett is entitled to receive annual bonus payments that depend on our performance and his individual performance, in each case as determined by our board of directors, as well as a one-time guaranteed bonus of $25,000 which was paid within 30 days of Dr. Barrett's one-year anniversary of employment with us. In the event that we terminate Dr. Barrett's employment without cause, he is entitled to receive 12 months' severance, based on his then-current base salary, payable over the 12-month period following termination, plus continued health coverage for one year (less, during the last six months, any amounts earned for services rendered by Dr. Barrett to, and any health insurance otherwise available through, a new employer). Under this agreement, Dr. Barrett was entitled to reimbursement for relocation expenses up to $100,000 including a gross-up payment for taxes incurred by him in connection with this payment.



We have an employment agreement with Mr. Smith that has an unspecified term. Under this agreement, Mr. Smith is entitled to an initial base salary of $195,000, a one-time signing bonus of $25,000, which must be repaid if Mr. Smith terminates his employment within the first 12 months, an initial stock option grant for 140,000 shares of our common stock, which vests over four years in quarterly installments, and an additional stock option grant to purchase 135,000 shares of our common stock, which also vests in quarterly installments over four years. Under this agreement, Mr. Smith is entitled to receive annual bonus payments that depend on our performance and his individual performance, in each case as determined by our board of directors. In the event that we terminate Mr. Smith's employment without cause, he is entitled to receive 12 months' severance, based on his then-current base salary, payable over the 12-month period following termination, plus continued health coverage for one year (less, during the last six months, any amounts earned for services rendered by Mr. Smith to, and any health insurance otherwise available through, a new employer). Under this agreement, Mr. Smith was entitled to be reimbursed for up to $100,000 of expenses related to relocation, including a gross-up payment for taxes incurred by him in connection with this payment.



We have an employment agreement with Mr. Keane that has an unspecified term. Under this agreement, Mr. Keane is entitled to an initial base salary of $215,000 and an initial stock option grant for 300,000 shares of our common stock, vesting over four years in quarterly installments. Under this agreement, Mr. Keane is entitled to receive annual bonus payments that depend on our performance and his individual performance, in each case as determined by our board of directors. In the event that we terminate Mr. Keane's employment without cause, he is entitled to receive 12 months' severance, based on his then-current base salary, payable over the 12-month period following termination, plus continued health coverage for one year (less, during the last six months,


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any amounts earned for services rendered by Mr. Keane to, and any health insurance otherwise available through, a new employer).


STOCK OPTION AND OTHER COMPENSATION PLANS

1998 EMPLOYEE, DIRECTOR AND CONSULTANT STOCK OPTION PLAN
Our 1998 stock option plan, as amended, was adopted by our board of directors and approved by our stockholders. This plan provides for the grant of incentive stock options and non-qualified stock options to employees, directors and consultants. Under this plan, we are authorized to grant stock options for the purchase of up to a maximum of 9,500,000 shares of our common stock. Our board of directors has authorized the compensation committee to administer this plan. This plan terminates on March 6, 2008.

Upon a merger or sale of all or substantially all of our assets or shares of stock, the successor entity may provide for (i) the substitution of outstanding options for new options to purchase shares of the successor entity on terms no less favorable than the outstanding options, (ii) the accelerated vesting and immediate exercisability of the outstanding options, or (iii) the termination of all outstanding options in exchange for a cash payment equal to the excess of the fair market value of the shares underlying the outstanding options over the exercise price of such options. The acquiring entity may pursue any one or a combination of the actions specified above. In addition, if the successor entity does not continue the employment of any option holder after the merger or sale of all or substantially all of our assets, or if such option holder's employment is terminated within one year after such event for any reason other than for cause, then all outstanding options held by such option holder will become fully vested and immediately exercisable.

As of November 30, 2003:

+ 6,740,016 shares were issuable upon exercise of outstanding options granted under this plan at a weighted average exercise price of $0.27;

+ 1,766,301 shares were issued upon exercise of options at purchase prices ranging between $0.10 and $0.90 per share; and

+ 993,683 shares of our common stock remained available for future grants under this plan.

All share numbers reflected in this summary, as well as the exercise price or purchase price applicable to outstanding options or purchase rights, will be automatically proportionately adjusted in the event we make certain changes in our capital structure, such as a stock split, stock dividend or other similar transaction.

401(K) PLAN
We have established and maintained a retirement savings plan under section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), to cover our eligible employees. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a tax deferred basis through contributions to the 401(k) plan. Our 401(k) plan is intended to constitute a qualified plan under Section 401(a) of the Code and its associated trust is intended to be exempt from federal income taxation under Section 501(a) of the Code. We do not make any matching contributions on behalf of eligible employees.

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Certain relationships and related party transactions

During the last three fiscal years, there has not been any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds $60,000 and in which any of our directors or executive officers, any holder of more than 5% of any class of our voting securities or any member of the immediate family of any of these persons had or will have a direct or indirect material interest, other than the compensation and compensation arrangements (including with respect to equity compensation and board compensation) described in "Management" and the transactions described below.

We believe that we have executed all of the transactions described below on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates are approved by a majority of our board of directors, including a majority of the independent and disinterested members of our board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

Since our inception, we have engaged in transactions with our executive officers, directors and holders of more than 5% of our voting securities and their respective affiliates. From our inception to November 30, 2003, we have engaged in the following transactions for sales of our preferred stock:

+ in April 1998, we sold an aggregate of 1,000,000 shares of our Series A preferred stock for a purchase price of $1.00 per share;

+ in December 1998 and February 1999, we sold an aggregate of 6,142,857 shares of our Series B preferred stock for a purchase price of $1.75 per share;

+ in April 2000, we sold an aggregate of 10,000,000 shares of our Series C preferred stock for a purchase price of $2.50 per share;

+ in March 2002 and April 2002, we sold an aggregate of 19,290,130 shares of our Series D preferred stock for a purchase price of $2.15 per share; and

+ in September 2003, we sold an aggregate of 2,777,778 shares of our Series Roche preferred stock for a purchase price of $3.60 per share.

The following table summarizes the shares of our stock, options and warrants held by our officers, directors and 5% stockholders and persons and entities associated with them as of November 30, 2003. Automatically upon closing of this offering, each share of each series A, B, D and Roche preferred stock converts into one share of our common stock and each share of series C preferred stock converts into approximately 1.068 shares of our common stock.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
--------------------------------------------------------------------------------


                                                                                             SERIES
                                            SERIES A    SERIES B    SERIES C    SERIES D      ROCHE
                                COMMON     PREFERRED    PREFERRED   PREFERRED   PREFERRED   PREFERRED
INVESTOR(1)                      STOCK       STOCK        STOCK       STOCK       STOCK       STOCK      OPTIONS    WARRANTS
----------------------------------------------------------------------------------------------------------------------------
DIRECTORS AND EXECUTIVE
  OFFICERS
  Tony Scullion..............    232,674                                                                2,169,851
  Axel Unterbeck.............    488,750(2)                                                             1,421,270
  James E. Barrett...........                                                                             655,200
  Gardiner F. H. Smith.......                                                                             338,000
  Dennis Keane...............
  Walter Gilbert.............    400,000(3)

ENTITIES AFFILIATED WITH
  DIRECTORS
  Oxford Bioscience
    Partners(4)..............    300,000      600,000   1,000,000   1,200,000   2,325,582
  Venrock Associates(5)......                           1,428,572   1,000,000   1,395,349
  OrbiMed Advisors(6)........                                       2,000,000     883,722
  Alta Partners(7)...........                           1,142,857     800,000     837,210
  Biomedicine LP(8)..........                                                   2,325,583

5% STOCKHOLDERS(9)
  Hoffmann-LaRoche Inc. .....                                                               2,777,778               347,222
  HealthCare Ventures........    175,000      348,360     657,142     720,000     465,117
  S.R. One, Limited..........                             928,572     500,000     930,233


------------
(1) See "Principal stockholders" for more details on shares held by these purchasers.

(2) Dr. Unterbeck's shares include shares held by his wife.

(3) Dr. Gilbert's shares include shares held by his wife.

(4) Mr. Fleming is Managing General Partner of Oxford Bioscience Partners.

(5) Dr. Evnin is a general partner of Venrock Associates.

(6) Dr. Sheffery is a general partner of OrbiMed Advisors, LLC.

(7) Dr. Marduel a managing director of Alta Partners.

(8) Mr. Meyers was a managing director and partner of Global Biomedical Partners, advisor to the general partner of Biomedicine LP.

(9) Other than executive officers, directors and their affiliates, who are shown elsewhere in this table.

Please see "Management--Executive Compensation" for additional information on compensation of our executive officers. Information regarding employment agreements with several of our executive officers is set forth under "Management--Employment Agreements."

During the last three years, we have extended interest-free loans to Mr. Scullion and Dr. Unterbeck, the balances of which were forgiven in December 2003. Please see "Management--Executive Compensation" for additional information on these loans.

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

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Principal stockholders

The following table shows information known to us with respect to the beneficial ownership of our common stock as of November 30, 2003 for each of the following persons:

+  each of our directors;

+  each of our named executive officers;

+  all of our directors and executive officers as a group; and

+ each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. This information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options and warrants held by the respective person or group which may be exercised or converted within 60 days of November 30, 2003. For purposes of calculating each person's or group's percentage ownership, stock options and warrants exercisable within 60 days of November 30, 2003 are included for that person or group but not the stock options or warrants of any other person or group.

Percentage of beneficial ownership before the offering is based on 43,297,678 shares of common stock outstanding as of November 30, 2003 assuming the conversion of all of our outstanding convertible preferred stock and shares of common stock immediately outstanding after completion of this offering.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed, except for those jointly owned with that person's spouse. Unless otherwise noted below, the address of each person listed on the table is c/o Memory Pharmaceuticals Corp., 100 Philips Parkway, Montvale, New Jersey 07645.


                                           NUMBER OF SHARES         PERCENT OF SHARES BENEFICIALLY OWNED
                                               BENEFICIALLY   ------------------------------------------
NAME AND ADDRESS OF BENEFICIAL OWNER              OWNED (1)   BEFORE THIS OFFERING   AFTER THIS OFFERING
--------------------------------------------------------------------------------------------------------
DIRECTORS AND NAMED EXECUTIVE OFFICERS
  Tony Scullion(2).......................         1,254,278                  2.83%
  Axel Unterbeck(3)......................         1,253,305                  2.84%
  James E. Barrett(4)....................           259,575                  0.60%
  Gardiner F. H. Smith(5)................           157,687                  0.36%
  Dennis Keane...........................                 0                     0%
  Jonathan J. Fleming(6).................         5,506,654                 12.72%
     c/o Oxford Bioscience Partners
     222 Berkeley Street, Suite 1650
     Boston, MA 02116
  Anthony B. Evnin(7)....................         3,891,481                  8.99%
     Venrock Associates
     30 Rockefeller Plaza
     New York, NY 10112


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--------------------------------------------------------------------------------


                                           NUMBER OF SHARES         PERCENT OF SHARES BENEFICIALLY OWNED
                                               BENEFICIALLY   ------------------------------------------
NAME AND ADDRESS OF BENEFICIAL OWNER              OWNED (1)   BEFORE THIS OFFERING   AFTER THIS OFFERING
--------------------------------------------------------------------------------------------------------
  Walter Gilbert(8)......................           400,000                  0.92%
     c/o Bioventures Investors
     245 First Street, 14th Floor
     Cambridge, MA 02142
  Alix Marduel(9)........................         2,834,115                  6.55%
     c/o Alta Partners
     1 Embarcadero Center, Suite 4-4050
     San Francisco, CA 94111
  Michael Sheffery(10)...................         3,018,843                  6.97%
     OrbiMed Advisors, L.L.C.
     767 Third Avenue, 30th Floor
     New York, NY 10017
  Michael E. Meyers(11)..................         2,325,583                  5.37%
     c/o Global Biomedical Partners
     145 West 57th Street, 21st Floor
     New York, NY 10019
All executive officers and directors as a
  group (11 persons).....................        21,277,945                 46.38%
FIVE PERCENT STOCKHOLDERS
  Oxford Bioscience Partners(6)..........         5,506,654                 12.72%
     Oxford Bioscience Partners
     222 Berkeley Street, Suite 1650
     Boston, MA 02116
  Venrock Associates(7)..................         3,891,482                  8.99%
     30 Rockefeller Plaza
     New York, NY 10112
  Alta Partners(9).......................         2,834,115                  6.55%
     1 Embarcadero Center, Suite 4-4050
     San Francisco, CA 94111
  OrbiMed Advisors(10)...................         3,018,843                  6.97%
     767 Third Avenue, 30th Floor
     New York, NY 10017
  Global Biomedical Partners(11).........         2,325,583                  5.37%
     145 West 57th Street, 21st Floor
     New York, NY 10019
  Hoffmann-La Roche Inc.(12).............         3,125,000                  7.16%
     340 Kingsland Street
     Nutley, NJ 07110
  HealthCare Ventures(13)................         2,414,262                  5.58%
     44 Nassau Street
     Princeton, NJ 08542
  S.R. One, Limited(14)..................         2,392,585                  5.53%
     Four Tower Bridge Road
     200 Barr Harbor Drive, Suite 250
     W. Conshohocken, PA 19428


------------

 (1) Preferred shares are shown on an as converted basis. Each share of Series A, B, D and Roche preferred stock is convertible into one share of common stock. Each share of Series C preferred stock is convertible into 1.068 shares of common stock.

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                                                                              77
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PRINCIPAL STOCKHOLDERS
--------------------------------------------------------------------------------

 (2) Includes 232,674 shares of common stock issued to Mr. Scullion and 1,021,604 shares of common stock issuable to Mr. Scullion upon the exercise of options vested as of 60 days following November 30, 2003.

 (3) Includes 150,000 shares of common stock issued to Anett Sartor-Unterbeck, the wife of Dr. Unterbeck, 338,750 shares of common stock issued to Dr. Unterbeck and 764,555 shares of common stock issuable to Dr. Unterbeck upon the exercise of options vested as of 60 days following November 30, 2003.

 (4) Includes 259,575 shares of common stock issuable to Dr. Barrett upon the exercise of options vested as of 60 days following November 30, 2003.

 (5) Includes 157,687 shares of common stock issuable to Mr. Smith upon the exercise of options vested as of 60 days following November 30, 2003.


 (6) Includes 100,698 shares of common stock, 201,396 shares of Series A preferred stock, 329,558 shares of Series B preferred stock, 402,792 shares of Series C preferred stock (convertible into 430,005 shares of common stock), and 11,490 shares of Series D preferred stock issued to Oxford Bioscience Partners II L.P.; 75,465 shares of common stock, 150,929 shares of Series A preferred stock, 246,975 shares of Series B preferred stock, 301,858 shares of Series C preferred stock (convertible into 322,251 shares of common stock), and 7,914 shares of Series D preferred stock issued to Oxford Bioscience Partners (Bermuda) II Limited Partnership; 25,000 shares of common stock, 50,000 shares of Series A preferred stock, 100,000 shares of Series B preferred stock, 100,000 shares of Series C preferred stock (convertible into 106,756 shares of common stock), and 19,167 shares of Series D preferred stock issued to Oxford Bioscience Partners (Adjunct) II L.P.; 98,837 shares of common stock, 197,675 shares of Series A preferred stock, 323,467 shares of Series B preferred stock, 395,350 shares of Series C preferred stock (convertible into 422,060 shares of common stock), and 16,007 shares of Series D preferred stock issued to Oxford Bioscience Partners (GS-Adjunct) II L.P.; and 2,271,004 shares of Series D preferred stock issued to Oxford Bioscience Partners II (Annex) L.P. According to information provided by Oxford Bioscience Partners, the general partner of Oxford Bioscience Partners (Bermuda) II Limited Partnership is OBP Management (Bermuda) II Limited Partnership, the general partners of which are Mr. Fleming, Edmund M. Olivier, Cornelius T. Ryan and Alan G. Walton. According to information provided by Oxford Bioscience Partners, the general partner of each of Oxford Bioscience Partners II L.P., Oxford Bioscience Partners (Adjunct) II L.P., Oxford Bioscience Partners (GS-Adjunct) II L.P. and Oxford Bioscience Partners II (Annex) L.P. is OBP Management II L.P., the general partners of which are Messrs. Fleming, Olivier, Ryan and Walton. OBP Management (Bermuda) II Limited Partnership and OBP Management II L.P. could be deemed to beneficially own the shares owned by Oxford Bioscience Partners (Bermuda) II Limited Partnership, Oxford Bioscience Partners II L.P., Oxford Bioscience Partners (Adjunct) II L.P., Oxford Bioscience Partners (GS-Adjunct) II L.P. and Oxford Bioscience Partners II (Annex) L.P., and Messrs. Fleming, Oliver, Ryan and Walton could be deemed to beneficially own the shares owned by each of the Oxford Bioscience Partners entities, however, each entity and person disclaims beneficial ownership of these shares except to the extent of his or its proportionate pecuniary interests therein.



 (7) Includes 614,286 shares of Series B preferred stock, 393,600 shares of Series C preferred stock (convertible into 420,192 shares of common stock), and 572,093 shares of Series D preferred stock issued to Venrock Associates; 814,286 shares of Series B preferred stock, 566,400 shares of Series C preferred stock (convertible into 604,666 shares of common stock), and 823,256 shares of Series D preferred stock issued to Venrock Associates II, L.P.; and 40,000 shares of Series C preferred stock (convertible into 42,702 shares of common stock) issued to Venrock Entrepreneurs Fund, L.P. According to information provided by Venrock Associates, Venrock Management LLC is the general partner of Venrock Entrepreneurs Fund, L.P. According to information provided by Venrock Associates, the members of Venrock Management LLC, and the general partners of each of Venrock Associates and Venrock Associates II, L.P., are Mr. Evnin, Michael C. Brooks, Eric S. Copeland, Bryan E. Roberts, Ray A. Rothrock, Anthony Sun and Michael F. Tyrrell. Venrock Management LLC could be deemed to beneficially own the shares owned by Venrock Entrepreneurs Fund, L.P., and Messrs. Evnin, Brooks, Copeland, Roberts, Rothrock, Sun and Tyrrell could be deemed to beneficially own the shares owned by Venrock Associates, Venrock Associates II, L.P. and Venrock Entrepreneurs Fund, L.P., however, each entity and person disclaims beneficial ownership of these shares except to the extent of his or its proportionate pecuniary interests therein.



 (8) Includes 200,000 shares of common stock issued to Dr. Gilbert and 200,000 shares of common stock issued to Celia Gilbert, the wife of Dr. Gilbert.



 (9) Includes 1,132,839 shares of Series B preferred stock, 790,019 shares of Series C preferred stock (convertible into 843,393 shares of common stock), and 826,765 shares of Series D preferred stock issued to Alta California Partners II L.P.; 10,018 shares of Series B preferred stock, 9,981 shares of Series C preferred stock (convertible into 10,655 shares of common stock), and 10,445 shares of Series D preferred stock issued to Alta Embarcadero Partners II LLC. According to information provided by Alta Partners, Alta Partners provides investment advisory services to Alta California Partners II L.P. and Alta Embarcadero Partners II LLC. According to information provided by Alta Partners, the general partner of Alta California Partners II L.P. is Alta California Management Partners II LLC, the members of which are Jean Deleage, Garrett Gruener, Guy Nohra, Daniel Janney and Dr. Marduel. According to information provided by Alta Partners, the members of Alta Embarcadero Partners II LLC are Jean Deleage, Garrett Gruener and Guy Norma. Alta California Management Partners II LLC and its members could be deemed to beneficially own the shares owned by Alta California


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
PRINCIPAL STOCKHOLDERS
--------------------------------------------------------------------------------


     Partners II L.P., and the members of Alta Embarcadero Partners II LLC could be deemed to beneficially own the shares owned by Alta Embarcadero Partners II LLC, however, each entity and person disclaims beneficial ownership of these shares except to the extent of his, her or its proportionate pecuniary interests therein.



(10) Includes 400,000 shares of Series C preferred stock (convertible into 427,024 shares of common stock) and 441,861 shares of Series D preferred stock issued to Eaton Vance Worldwide Health Sciences Portfolio; 400,000 shares of Series C preferred stock (convertible into 427,024 shares of common stock) and 441,861 shares of Series D preferred stock issued to Finsbury Worldwide Pharmaceutical Trust; and 1,200,000 shares of Series C preferred stock (convertible into 1,281,073 shares of common stock) issued to Pharma/w Health.



(11) Includes 2,325,583 shares of Series D preferred stock issued to Biomedicine LP. According to information provided by Biomedicine LP, the general partner of Biomedicine LP is International BM Biomedicine Holdings AG. International BM Biomedicine Holdings AG could be deemed to beneficially own the shares issued to Biomedicine LP, however, it disclaims beneficial ownership of these shares.



(12) Includes 2,777,778 shares of Series Roche preferred stock issued to Hoffmann-La Roche Inc. and 347,222 shares of common stock issuable upon the exercise of immediately exercisable warrants held by Hoffmann-La Roche Inc.



(13) Includes 175,000 shares of common stock, 348,360 shares of Series A preferred stock, 657,142 shares of Series B preferred stock, 720,000 shares of Series C preferred stock (convertible into 768,643 shares of common stock), and 465,117 shares of Series D preferred stock issued to Healthcare Ventures V, L.P. According to information provided by HealthCare Ventures, the general partner of Healthcare Ventures V, L.P. is Healthcare Partners V, L.P., the general partners of which are James Cavanaugh, William Crouse, Augustine Lawlor, John Littlechild, Christopher Mirabelli and Harold R. Werner. Healthcare Partners V, L.P. and Messrs. Cavanaugh, Cruse, Lawlor, Littlechild, Mirabelli and Werner could be deemed to beneficially own the shares issued to Healthcare Ventures V, L.P., however, each entity and person disclaims beneficial ownership of these shares except to the extent of his or its proportionate pecuniary interests therein.



(14) Includes 928,572 shares of Series B preferred stock, 500,000 shares of Series C preferred stock (convertible into 533,780 shares of common stock), and 930,233 shares of Series D preferred stock issued to S.R. One, Limited. According to information provided by S.R. One, Limited, S.R. One, Limited is a wholly owned subsidiary of GlaxoSmithKline.


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

--------------------------------------------------------------------------------

Description of capital stock

GENERAL

Our restated certificate of incorporation, which will become effective upon the
closing of this offering, authorizes the issuance of up to      million shares
of common stock, par value $0.001 per share, and five million shares of preferred stock, par value $0.001 per share. The rights and preferences of the preferred stock may be established from time to time by our board of directors. As of November 30, 2003, 3,411,301 shares of common stock were issued and outstanding, 39,210,765 shares of preferred stock convertible into 39,886,377 shares of common stock upon the completion of this offering and warrants to purchase 482,968 shares of common stock were issued and outstanding. As of November 30, 2003, we had 54 common stockholders of record and 33 preferred stockholders of record.

Immediately after the closing of this offering, we will have approximately shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of options to acquire additional shares of common stock.

The description below gives effect to the filing of our restated certificate of incorporation and the adoption of our amended and restated bylaws and is qualified in its entirety by reference to these documents, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

COMMON STOCK

Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Subject to preferences to which holders of preferred stock issued after the sale of the common stock being offered may be entitled, holders of common stock are entitled to receive ratably those dividends, if any, that may be declared from time to time by our board of directors out of funds legally available for the payment of dividends. In the event of a liquidation, dissolution or winding up of us, holders of our common stock would be entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to holders of any outstanding shares of preferred stock. Holders of our common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are, and the shares of common stock offered by us in this offering, when issued and paid for will be, fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate in the future.

PREFERRED STOCK

Upon the closing of this offering, our board of directors will be authorized, subject to any limitations prescribed by law, without stockholder approval, to issue from time to time up to an aggregate of five million shares of preferred stock in one or more series. Each series of preferred stock will have the rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as our board of directors determines. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of making it more difficult for a third

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DESCRIPTION OF CAPITAL STOCK
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party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

WARRANTS

In March 2000, in connection with entering into our real estate lease, we issued to Alexandria Real Estate Equities, L.P. a warrant to purchase 12,500 shares of our common stock at an exercise price of $1.75 per share and a second warrant to purchase 12,500 shares of our common stock at an exercise price of $2.75 per share. The warrants expire on March 8, 2010.

In September 2003, in connection with entering into our 2003 Roche collaboration, we issued to Roche a warrant to purchase 347,222 shares of our common stock at an exercise price of $4.32 per share. All shares are fully vested and the warrant expires on September 11, 2008.

We have issued warrants to purchase an aggregate of 110,746 shares of our common stock at a weighted average exercise price of $2.33 per share. These warrants expire upon the closing of this offering. We anticipate that these warrants will be exercised in their entirety.

REGISTRATION RIGHTS

We, the holders of our preferred stock and certain holders of warrants to purchase our common stock entered into an investor rights agreement, dated April 24, 1998, as amended on June 21, 2001, March 4, 2002 and September 11, 2003. This investor rights agreement provides these holders with customary demand and piggyback registration rights with respect to the shares of common stock to be issued upon conversion of their preferred stock or exercise of their warrants.

Pursuant to a registration rights agreement dated July 22, 1998, certain holders of our common stock have customary piggyback registration rights with respect to their shares of common stock.

Pursuant to the terms of certain warrants, certain holders of warrants to purchase shares of our common stock have customary piggyback registration rights with respect to the shares of common stock to be issued upon exercise of their warrants.

DEMAND REGISTRATION
According to the terms of the investor rights agreement, holders of preferred stock convertible into 39,886,377 shares of our common stock and a holder of a warrant to purchase 347,222 shares of our common stock have the right to require us to register their shares with the SEC for resale to the public. To demand such a registration, holders who hold together an aggregate of at least 25% of the shares having registration rights must request a registration statement to register shares for an aggregate offering price of at least $5 million, net of underwriting discounts and commissions. We are not required to effect more than three demand registrations. We have currently not effected, or received a request for, any demand registrations. No demands for registration may be made until the later of 90 days following the later of the effective date of the registration statement of which this prospectus is a part and completion of the distribution of this offering.

PIGGYBACK REGISTRATION
If we file a registration statement for a public offering of any of our securities solely for cash, other than a registration statement relating solely to our stock plans, the holders of demand registration rights will have the right to include their shares in the registration statement. Holders of 100,000 shares of our common stock and holders of warrants to purchase 25,000 shares of our common stock have piggyback registration rights as well.

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DESCRIPTION OF CAPITAL STOCK
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FORM S-3 REGISTRATION
At any time after we become eligible to file a registration statement on Form S-3, the holders of preferred stock and warrants, having both demand and piggyback registration rights may require us to file a Form S-3 registration statement. We are obligated to file only one Form S-3 registration statement in any six-month period. Furthermore, the aggregate offering proceeds of the requested Form S-3 registration, before deducting underwriting discounts and expenses, must be at least $500,000.

These registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares of common stock to be included in the registration. We are generally required to bear the expenses of all registrations, except underwriting discounts and commissions. However, we will not pay for any expenses of any demand registration if the request is subsequently withdrawn by the holders of a majority of the securities to be registered. The investors rights agreement also contains our commitment to indemnify the holders of registration rights for losses attributable to statements or omissions by us incurred with registrations under the agreement.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION AND BYLAWS

Upon completion of this offering, we will be subject to the provisions of
Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A "business combination" is defined as a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to various exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within the past three years did own, 15% or more of a corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

In addition, some provisions of our restated certificate of incorporation and amended and restated bylaws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might deem to be in his or her best interest. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

STOCKHOLDER ACTION; SPECIAL MEETING OF STOCKHOLDERS
Our restated certificate of incorporation and amended and restated bylaws eliminate the right of stockholders to call special meetings of stockholders or to take action by written consent without a meeting. As a result stockholders may only take action at a duly called annual or special meeting of stockholders. In addition, special meetings of stockholders may be called only by the chairman of the board of directors, a majority of the board of directors or our chief executive officer. Thus, without approval by the chairman of the board of directors, a majority of the board of directors or our chief executive officer, stockholders may take no action between meetings.

ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS Our amended and restated bylaws provide that a stockholder seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual or special meeting of stockholders, must provide timely notice of this intention in writing. To be timely, a

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DESCRIPTION OF CAPITAL STOCK
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stockholder's notice must be delivered to our secretary at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary of the previous year's annual meeting of stockholders. However, if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been advanced by more than 20 days or delayed by more than 60 days from the time of the previous year's annual meeting, then a proposal shall be received no earlier than the 120th day prior to such meeting and no later than the later of the close of business on the 90th day prior to such annual meeting or on the tenth day following the date on which notice of the date of the meeting was mailed or a public announcement was made. This provision may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders.

AUTHORIZED BUT UNISSUED SHARES
The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of The Nasdaq National Market. These additional shares may be used for a variety of corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

SUPER-MAJORITY VOTING
Delaware law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws requires a greater percentage. We have provisions in our restated certificate of incorporation which require 75% of the voting power of all of the then outstanding shares of our capital stock to amend or repeal certain provisions in our restated certificate of incorporation, which include, but is not limited to, provisions that would reduce or eliminate the authorized number of shares of common stock or preferred stock and the indemnification provisions. We also have provisions in our restated certificate of incorporation which require 75% of the voting power of all of the then outstanding shares of our capital stock to adopt, amend or repeal any provision of our bylaws.

STAGGERED BOARD
Our restated certificate of incorporation and amended and restated bylaws provide for the division of our board of directors into three classes, as nearly equal in size as possible, with staggered three-year terms. In addition, our restated certificate of incorporation and amended and restated bylaws provide that directors may be removed only for cause and only by the affirmative vote of the holders of 75% of the shares of capital stock entitled to vote for the election of directors at an election of directors. Under our restated certificate of incorporation and amended and restated bylaws, any vacancy on the board of directors, for the election of directors, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office. The classification of the board of directors and the limitations on the removal of directors and filling of vacancies would have the effect of making it more difficult for a third party to acquire control of us, or of discouraging a third party from acquiring control of us.

LIMITATION OF LIABILITY

Our restated certificate of incorporation provides that no director shall be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director, except that the limitation shall not eliminate or limit liability to the extent that the elimination or limitation of such liability is not permitted by the Delaware General Corporation Law as the same exists or may hereafter be amended.

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DESCRIPTION OF CAPITAL STOCK
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THE NASDAQ NATIONAL MARKET

We have applied for the quotation of our common stock on The Nasdaq National Market under the symbol "MEMY."

TRANSFER AGENT AND REGISTRAR

Upon the closing of this offering, the transfer agent and registrar for our
common stock will be           .

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Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could adversely affect the price of our common stock.

SALE OF RESTRICTED SHARES AND LOCK-UP AGREEMENTS

Upon completion of this offering, we will have outstanding           shares of
common stock based upon our shares outstanding as of           and assuming:

+  no exercise of the underwriters' over-allotment option; and

+  no exercise of outstanding options or warrants after           , prior to
   completion of this offering.

Of these shares, the shares of common stock sold in this offering and any shares issued upon exercise of the underwriters' over-allotment option will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act.

The remaining           shares of common stock to be outstanding immediately
following the completion of this offering, which are "restricted securities" under Rule 144, as well as any shares held by our affiliates, may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144.

As of the date of this prospectus, all but           of these shares are held by
officers, directors, and existing stockholders who are subject to various lock-up agreements that prohibit them from offering, selling, contracting to sell, granting an option to purchase, making a short sale or otherwise disposing of any shares of our common stock or any option to purchase shares of our common stock or any securities exchangeable for or convertible into shares of our common stock for a period of 180 days after the date of this prospectus without the prior written consent of UBS Securities LLC. UBS Securities LLC may, in its sole discretion and at any time without notice, release all or any portion of the common stock held by our officers, directors, and existing stockholders subject to these lock-up agreements.

Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are summarized below.

RULE 144

In general, Rule 144 allows a stockholder (or stockholders where shares are aggregated) who has beneficially owned shares of our common stock for at least one year and who files a Form 144 with the SEC to sell within any three month period commencing 90 days after the date of this prospectus a number of those shares that does not exceed the greater of:

+  1% of the number of shares of common stock then outstanding, which will equal
   approximately           shares immediately after this offering; or

+ the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of the Form 144 with respect to such sale.

Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice, and the availability of current public information about us. We cannot estimate the number of shares of

--------------------------------------------------------------------------------

SHARES ELIGIBLE FOR FUTURE SALE
--------------------------------------------------------------------------------

common stock our existing stockholders will sell under Rule 144, as this will depend on the market price for our common stock, the personal circumstances of the stockholders, and other factors.

RULE 144(K)

Under Rule 144(k), in general, a stockholder who has beneficially owned shares of our common stock for at least two years and who is not deemed to have been an affiliate of our company at any time during the immediately preceding 90 days may sell shares without complying with the manner of sale provisions, notice requirements, public information requirements, or volume limitations of Rule
144. Affiliates of our company, however, must always sell pursuant to Rule 144, even after the otherwise applicable Rule 144(k) holding periods have been satisfied.

RULE 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

As of                     shares of our outstanding common stock had been issued
in reliance on Rule 701 as a result of exercises of stock options.

The           pro forma shares of our common stock that were outstanding on will, assuming conversion of our preferred stock in connection with this initial public offering and the exercise of warrants that would otherwise expire upon the closing of this offering pursuant to Rule 144 or Rule 701, become eligible for sale without registration approximately as follows:

+            shares of common stock will be immediately eligible for sale in the public market without restriction;

+            shares of common stock will be eligible for sale in the public market under Rule 144 or Rule 701, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the volume, manner of sale and other limitations under those rules; and

+  the remaining           shares of common stock will become eligible under
   Rule 144 for sale in the public market from time to time after the effective date of the registration statement of which this prospectus is a part upon expiration of their respective holding periods.

The above does not take into consideration the effect of the lock-up agreements described above.

REGISTRATION RIGHTS

Holders of preferred stock convertible into 39,886,377 shares of our common stock and holders of warrants to purchase 347,222 shares of our common stock have customary demand and piggyback registration rights with respect to the shares of common stock to be issued upon conversion of their preferred stock or exercise of their warrants. In addition, holders of 100,000 shares of our common stock and holders of warrants exercisable into 25,000 shares of common stock have customary piggyback registration rights with respect to their shares of common stock or the shares of common stock to be issued upon conversion of their warrants in registration statements relating to our

--------------------------------------------------------------------------------
 86

SHARES ELIGIBLE FOR FUTURE SALE
--------------------------------------------------------------------------------

securities. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of the common stock to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital. For more information in these registration rights, see "Description of capital stock -- Registration Rights."

Neither Rule 144 nor Rule 701 supersedes the contractual obligations of our security holders set forth in the lock-up agreements described above.

STOCK OPTIONS

We have reserved an aggregate of 9.5 million shares of common stock for issuance under our 1998 Employee, Director and Consultant Stock Option Plan. As of November 30, 2003:

+ we had outstanding options under our 1998 stock option plan to purchase 6,740,016 shares of common stock;

+ 1,766,301 shares of our common stock had been issued upon the exercise of options granted under our 1998 stock option plan; and

+ options to purchase 993,683 shares of common stock remained in the 1998 stock option plan.

We intend to register the options subject to this plan on a registration statement under the Securities Act of 1933 on Form S-8 following this offering. Subject to the lock-up agreements and the restrictions imposed under the stock option plan, shares of common stock issued pursuant to stock option agreements under this plan after the effective date of any registration statement on Form S-8 will be available for sale in the public market without restriction to the extent that they are held by persons who are not our affiliates.

WARRANTS

As of November 30, 2003, we had outstanding warrants to purchase 482,968 shares of common stock, which is comprised of:

+ warrants to purchase 110,746 shares of our common stock that expire upon the closing of this offering and which we anticipate will be exercised in full;

+ warrants to purchase 347,222 shares of our common stock that have demand, piggyback and Form S-3 registration rights; and

+ warrants to purchase 25,000 shares of our common stock that have piggyback registration rights.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Underwriting

We are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC, SG Cowen Securities Corporation, Banc of America Securities LLC and Fortis Securities Inc. are the representatives of the underwriters. UBS Securities LLC is the sole book-runner of this offering. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

                                                              NUMBER OF
UNDERWRITERS                                                    SHARES
------------------------------------------------------------------------
UBS Securities LLC..........................................
SG Cowen Securities Corporation.............................
Banc of America Securities LLC..............................
Fortis Securities Inc.......................................
                                                              ----------
  Total.....................................................
                                                              ==========

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

+  receipt and acceptance of our common stock by the underwriters; and

+  the underwriters' right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in our common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to an aggregate of additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up
to $          per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to
other brokers or dealers at a discount of up to $          per share from the
initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to

--------------------------------------------------------------------------------
 88

UNDERWRITING
--------------------------------------------------------------------------------

purchase the shares at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock to be offered.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional shares.

                                                               NO EXERCISE     FULL EXERCISE
--------------------------------------------------------------------------------------------
Per share.................................................  $                 $
          Total...........................................  $                 $

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately
$     million.

NO SALES OF SIMILAR SECURITIES

We, our executive officers and directors and substantially all of our existing stockholders have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC, offer, sell, contact to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, UBS Securities LLC may, in their sole discretion, release all or some of the securities from these lock-up agreements.

We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

THE NASDAQ NATIONAL MARKET QUOTATION

We have applied to have our common stock approved for quotation on The Nasdaq National Market under the trading symbol "MEMY."

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

+  stabilizing transactions;

+  short sales;

+  purchases to cover positions created by short sales;

+  imposition of penalty bids; and

+  syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock in the open market to cover positions created by short sales. Short

--------------------------------------------------------------------------------

UNDERWRITING
--------------------------------------------------------------------------------

sales may be "covered short sales," which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked short sales," which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher that the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on The Nasdaq National Market, in the over-the-counter market or otherwise.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

+ the information set forth in this prospectus and otherwise available to representatives;

+ our history and prospects and the history and prospects for the industry in which we compete;

+ our past and present financial performance and an assessment of our management;

+  our prospects for future earnings and the present state of our development;

+  the general condition of the securities markets at the time of this offering;

+ the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and


+  other factors deemed relevant by the underwriters and us.



AFFILIATIONS


Certain of the underwriters and their affiliates have provided in the past and may provide from time to time certain commercial banking, financial advisory, investment banking and other services for us for which they will be entitled to receive separate fees.

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

--------------------------------------------------------------------------------
 90

--------------------------------------------------------------------------------

Legal matters

The validity of the common stock offered hereby will be passed upon for us by Covington & Burling, New York, New York. Dewey Ballantine LLP, New York, New York is counsel for the underwriters in connection with this offering.

Experts

Our financial statements as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits, schedules and amendments to the registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement, or other document to which we make reference are not necessarily complete. In each instance, if we have filed a copy of such contract, agreement, or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the matter involved. Each statement regarding a contract, agreement or other document is qualified in all respects by reference to the actual document.

Upon completion of this offering, we will become subject to the reporting and information requirements of the Securities Exchange Act of 1934 and, as a result, will file periodic and current reports, proxy statements, and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Copies of all or any part of the registration statement may be obtained from the SEC's offices upon payment of fees prescribed by the SEC. The SEC maintains an Internet site that contains periodic and current reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's website is http://www.sec.gov.

--------------------------------------------------------------------------------

Memory Pharmaceuticals Corp.
--------------------------------------------------------------------------------

Index to financial statements

                                                              PAGE
Independent Auditors' Report................................  F-2
Balance Sheets..............................................  F-3
Statements of Operations....................................  F-4
Statements of Stockholders' (Deficit).......................  F-5
Statements of Cash Flows....................................  F-6
Notes to Financial Statements...............................  F-7


--------------------------------------------------------------------------------

MEMORY PHARMACEUTICALS CORP.
--------------------------------------------------------------------------------

Independent Auditors' Report

     We have audited the accompanying balance sheets of Memory Pharmaceuticals Corp. as of December 31, 2002 and 2001, and the related statements of operations, stockholders' (deficit), and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Memory Pharmaceuticals Corp. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

New York, NY
February 7, 2003

--------------------------------------------------------------------------------

MEMORY PHARMACEUTICALS CORP.
--------------------------------------------------------------------------------

BALANCE SHEETS
(IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)


                                                                                     SEPTEMBER 30, 2003
                                                                 DECEMBER 31,            (UNAUDITED)
                                                              -------------------   ---------------------
                                                                2001       2002     ACTUAL     PRO FORMA
---------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $  7,282   $ 29,474   $35,070   $    35,328
  Receivables...............................................        45         --        --            --
  Prepaid and other current assets..........................       591        735       647           647
                                                              --------   --------   -------   -----------
    Total current assets....................................     7,918     30,209    35,717        35,975
Property and equipment, net.................................     6,103      8,796     8,178         8,178
Restricted cash.............................................       468        545       569           569
Other assets................................................        68        247       121           121
                                                              --------   --------   -------   -----------
    Total assets............................................  $ 14,557   $ 39,797   $44,585   $    44,843
                                                              ========   ========   =======   ===========
LIABILITIES AND STOCKHOLDERS' (DEFICIT)
CURRENT LIABILITIES:
  Accounts payable..........................................  $  2,123   $  2,360   $   690   $       690
  Accrued expenses..........................................     1,100      2,365     1,832         1,832
  Current portion of equipment notes payable................       822      1,493     1,719         1,719
  Deferred revenue--current.................................        --      1,231     2,662         2,662
                                                              --------   --------   -------   -----------
    Total current liabilities...............................     4,045      7,449     6,903         6,903
Equipment notes payable, less current portion...............     1,983      2,493     2,185         2,185
Deferred revenue--long-term.................................        --      6,461    15,976        15,976
                                                              --------   --------   -------   -----------
    Total liabilities.......................................     6,028     16,403    25,064        25,064
                                                              --------   --------   -------   -----------
Commitments and contingencies (note 12)
Redeemable convertible preferred stock:
  Convertible preferred stock, $0.001 par value per share.
      Authorized 34,300,000 shares at December 31, 2001,
        36,684,883 shares at December 31, 2002, 39,217,908
        shares at September 30, 2003 (unaudited) and 0
        shares at September 30, 2003 pro forma (unaudited):
      Series A shares issued and outstanding 1,000,000 in
        2001, 2002 and at September 30, 2003 (unaudited) and
        0 shares at September 30, 2003 pro forma
        (unaudited); liquidation preference of $1.00 per
        share...............................................       975        980       984            --
      Series B shares issued and outstanding 6,142,857 in
        2001, 2002 and at September 30, 2003 (unaudited) and
        0 shares at September 30, 2003 pro forma
        (unaudited); liquidation preference of $1.75 per
        share...............................................    10,716     10,723    10,728            --
      Series C shares issued and outstanding 10,000,000 in
        2001, 2002 and at September 30, 2003 (unaudited) and
        0 shares at September 30, 2003 pro forma
        (unaudited); liquidation preference of $2.50 per
        share...............................................    24,954     24,964    24,971            --
      Series D shares issued and outstanding 0 in 2001,
        19,290,130 in 2002 and at September 30, 2003
        (unaudited) and 0 shares at September 30, 2003 pro
        forma (unaudited); liquidation preference of $2.15
        per share...........................................        --     40,063    40,347            --
      Series Roche shares issued and outstanding 0 in 2001
        and 2002, 2,777,778 at September 30, 2003
        (unaudited) and 0 shares at September 30, 2003 pro
        forma (unaudited); liquidation preference of $3.60
        per share...........................................        --         --     9,416            --
Accrued dividends on redeemable convertible preferred
  stock.....................................................     5,806     11,220    15,914            --
                                                              --------   --------   -------   -----------
    Total redeemable convertible preferred stock and accrued
      dividends.............................................    42,451     87,950   102,360            --
                                                              --------   --------   -------   -----------
STOCKHOLDERS' (DEFICIT):
  Common stock, $0.001 par value per share. Authorized
    23,000,000 shares at December 31, 2001 and 53,276,000
    shares at December 31, 2002 and at September 30, 2003
    (unaudited); issued and outstanding 1,770,064 in 2001
    and 2,192,456 in 2002, 3,389,099 at September 30, 2003
    (unaudited) and 43,386,222 at September 30, 2003 pro
    forma (unaudited).......................................         2          2         3            43
Additional paid-in capital..................................        61        479     1,911       104,489
Accumulated deficit.........................................   (33,985)   (65,037)  (84,753)      (84,753)
                                                              --------   --------   -------   -----------
    Total stockholders' (deficit)...........................   (33,922)   (64,556)  (82,839)       19,779
                                                              --------   --------   -------   -----------
    Total liabilities and stockholders' (deficit)...........  $ 14,557   $ 39,797   $44,585   $    44,843
                                                              ========   ========   =======   ===========


                See accompanying notes to financial statements.

--------------------------------------------------------------------------------

MEMORY PHARMACEUTICALS CORP.
--------------------------------------------------------------------------------

STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)


                                                                            NINE MONTHS ENDED
                                                                                SEPTEMBER 30,
                                          YEARS ENDED DECEMBER 31,                (UNAUDITED)
                             -------------------------------------   ------------------------
                                2000         2001         2002          2002         2003
---------------------------------------------------------------------------------------------
Revenue....................  $       --   $       --   $     1,183   $       --   $     5,179
                             ----------   ----------   -----------   ----------   -----------
Operating costs and
  expenses:
  Research and
     development...........       6,849       10,711        21,951       15,260        16,100
  General and
     administrative........       2,312        3,421         4,489        3,394         3,345
                             ----------   ----------   -----------   ----------   -----------
     Total operating costs
       and expenses........       9,161       14,132        26,440       18,654        19,445
                             ----------   ----------   -----------   ----------   -----------
     Loss from
       operations..........      (9,161)     (14,132)      (25,257)     (18,654)      (14,266)

Other Income...............          --           --            --           --           150
Interest:
  Income...................         927          622           526          376           340
  Expense..................        (117)        (346)         (411)        (299)         (352)
                             ----------   ----------   -----------   ----------   -----------
     Interest income
       (expense), net......         810          276           115           77           (12)
                             ----------   ----------   -----------   ----------   -----------
     Net loss before income
       taxes...............      (8,351)     (13,856)      (25,142)     (18,577)      (14,128)
Income taxes...............          --           --            21           --            10
                             ----------   ----------   -----------   ----------   -----------
     Net loss..............      (8,351)     (13,856)      (25,163)     (18,577)      (14,138)
Less preferred stock
  dividends, accretion and
  beneficial conversion
  feature..................       1,888        2,962         5,889        4,431         5,578
                             ----------   ----------   -----------   ----------   -----------
     Net loss attributable
       to common
       stockholders........  $  (10,239)  $  (16,818)  $   (31,052)  $  (23,008)  $   (19,716)
                             ==========   ==========   ===========   ==========   ===========
     Basic and diluted net
       loss per common
       share...............  $    (6.37)  $   (10.22)  $    (16.03)  $   (12.31)  $     (7.11)
                             ==========   ==========   ===========   ==========   ===========
     Basic and diluted
       weighted average
       number of common
       shares
       outstanding.........   1,608,497    1,645,294     1,936,845    1,868,574     2,771,347
                             ==========   ==========   ===========   ==========   ===========
     Pro forma basic and
       diluted net loss per
       common share
       (unaudited).........                            $     (0.71)               $     (0.37)
                                                       ===========                ===========
     Pro forma basic and
       diluted weighted
       average number of
       common shares
       outstanding
       (unaudited).........                             35,752,396                 40,184,644
                                                       ===========                ===========


                See accompanying notes to financial statements.

--------------------------------------------------------------------------------

MEMORY PHARMACEUTICALS CORP.
--------------------------------------------------------------------------------

STATEMENTS OF STOCKHOLDERS' (DEFICIT)
(IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)


                                                                 COMMON STOCK      ADDITIONAL
                                                              ------------------     PAID-IN     ACCUMULATED
                                                               SHARES     AMOUNT     CAPITAL       DEFICIT      TOTAL
-----------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999................................  1,604,968    $  2    $        15   $    (6,928)  $ (6,911)
Issuance of shares of common stock upon exercise of stock
  options...................................................      7,812      --              1            --          1
Accrued dividends on preferred stock........................         --      --             --        (1,877)    (1,877)
Accretion of preferred stock to liquidation value...........         --      --             --           (11)       (11)
Net loss....................................................         --      --             --        (8,351)    (8,351)
                                                              ---------    ----    -----------   -----------   --------
BALANCE AT DECEMBER 31, 2000................................  1,612,780       2             16       (17,167)   (17,149)
Compensation expense in connection with issuance of stock
  options...................................................         --      --             11            --         11
Issuance of shares of common stock upon exercise of stock
  options...................................................    157,284      --             34            --         34
Accrued dividends on preferred stock........................         --      --             --        (2,941)    (2,941)
Accretion of preferred stock to liquidation value...........         --      --             --           (21)       (21)
Net loss....................................................         --      --             --       (13,856)   (13,856)
                                                              ---------    ----    -----------   -----------   --------
BALANCE AT DECEMBER 31, 2001................................  1,770,064       2             61       (33,985)   (33,922)
Compensation expense in connection with issuance of stock
  options...................................................         --      --            161            --        161
Issuance of shares of common stock upon exercise of stock
  options...................................................    422,392      --             88            --         88
Accrued dividends on preferred stock........................         --      --             --        (5,414)    (5,414)
Accretion of preferred stock to liquidation value...........         --      --             --          (306)      (306)
Deemed dividend on Series C preferred stock.................         --      --            169          (169)        --
Net loss....................................................         --      --             --       (25,163)   (25,163)
                                                              ---------    ----    -----------   -----------   --------
BALANCE AT DECEMBER 31, 2002................................  2,192,456       2            479       (65,037)   (64,556)
Fair value of Roche warrants (unaudited)....................         --      --            584            --        584
Beneficial conversion feature on Series Roche preferred
  (unaudited)...............................................         --      --            584          (584)        --
Employee stock awards (unaudited)...........................     45,000      --             11            --         11
Issuance of shares of common stock upon exercise of stock
  options (unaudited).......................................  1,151,643       1            253            --        254
Accrued dividends on preferred stock (unaudited)............         --      --             --        (4,694)    (4,694)
Accretion of preferred stock to liquidation value
  (unaudited)...............................................         --      --             --          (300)      (300)
Net loss (unaudited)........................................         --      --             --       (14,138)   (14,138)
                                                              ---------    ----    -----------   -----------   --------
BALANCE AT SEPTEMBER 30, 2003 (UNAUDITED)...................  3,389,099    $  3    $     1,911   $   (84,753)  $(82,839)
                                                              =========    ====    ===========   ===========   ========


                See accompanying notes to financial statements.

--------------------------------------------------------------------------------

MEMORY PHARMACEUTICALS CORP.
--------------------------------------------------------------------------------

STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

                                                                                      NINE MONTHS ENDED
                                                                                        SEPTEMBER 30,
                                                    YEARS ENDED DECEMBER 31,             (UNAUDITED)
                                                  -----------------------------   -------------------------
                                                   2000       2001       2002        2002          2003
-----------------------------------------------------------------------------------------------------------
Cash flows used in operating activities:
  Net loss......................................  $(8,351)  $(13,856)  $(25,163)   $(18,577)     $(14,138)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
    Depreciation................................      506        997      1,471       1,009         1,300
    Compensation expense in connection with
      issuance of stock options and stock
      awards....................................       --         11        161          --            11
    Changes in operating accounts:
      Receivables...............................      801          3         45          45            --
      Prepaid and other current assets..........     (174)      (334)      (144)        108            88
      Other assets..............................      (53)        37       (179)       (110)          127
      Accounts payable..........................      958        694        236      (1,180)       (1,669)
      Accrued expenses..........................     (325)       (55)     1,266       1,665          (534)
      Deferred revenue..........................       --         --      7,692       8,000        10,946
                                                  -------   --------   --------    --------      --------
         Net cash used in operating
           activities...........................   (6,638)   (12,503)   (14,615)     (9,040)       (3,869)
                                                  -------   --------   --------    --------      --------
Cash flows used in investing activities:
  Additions to property and equipment...........   (3,701)    (2,551)    (4,164)     (3,274)         (681)
  Increase in restricted cash...................     (130)       (37)       (77)        (76)          (25)
                                                  -------   --------   --------    --------      --------
         Net cash used in investing
           activities...........................   (3,831)    (2,588)    (4,241)     (3,350)         (706)
                                                  -------   --------   --------    --------      --------
Cash flows provided by financing activities:
  Proceeds from issuance of redeemable
    convertible preferred stock.................   24,941         --     39,779      39,779        10,000
  Proceeds from issuance of common stock........        1         34         88          70           254
  Proceeds from equipment notes payable.........    1,787      1,243      2,318       1,166         1,224
  Principal repayment equipment notes payable...     (234)      (661)    (1,137)       (778)       (1,307)
                                                  -------   --------   --------    --------      --------
         Net cash provided by financing
           activities...........................   26,495        616     41,048      40,237        10,171
                                                  -------   --------   --------    --------      --------
         Net increase (decrease) in cash and
           cash equivalents.....................   16,026    (14,475)    22,192      27,847         5,596
Cash and cash equivalents, beginning of
  period........................................    5,730     21,757      7,282       7,282        29,474
                                                  -------   --------   --------    --------      --------
Cash and cash equivalents, end of period........  $21,756   $  7,282   $ 29,474    $ 35,129      $ 35,070
                                                  =======   ========   ========    ========      ========
Supplemental cash flow information:
  Cash paid for interest........................  $   117   $    346   $    411    $    299      $    352
  Cash paid for taxes...........................       --         47         15          --            10
  Accrued dividends on redeemable convertible
    preferred stock.............................    1,877      2,941      5,414       4,056         4,694
  Accretion of redeemable convertible preferred
    stock to liquidation value..................       11         21        306         206           300
  Deemed dividend on Series C preferred stock...       --         --        169         169            --
  Beneficial conversion feature on Series Roche
    preferred stock.............................       --         --         --          --           584

                See accompanying notes to financial statements.

--------------------------------------------------------------------------------

MEMORY PHARMACEUTICALS CORP.
--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

(1)  ORGANIZATION AND BUSINESS OVERVIEW

Memory Pharmaceuticals Corp. (the Company) was incorporated on March 19, 1997 under the laws of the State of Delaware and commenced operations on January 1, 1998. The Company specializes in the discovery and development of innovative drug candidates for the treatment of a broad range of central nervous system conditions that exhibit impairment of memory and other cognitive functions.

The Company has an accumulated deficit of approximately $65,037 at December 31, 2002 and $84,753 at September 30, 2003 (unaudited). Management intends to continue research toward the development of commercial products in order to generate future revenue from license fees, royalties, sales, and research and development support. The Company has financed its initial operations through the sale of redeemable convertible preferred stock.

The Company faces certain risks and uncertainties, which are present in many emerging biopharmaceutical companies. The Company's proposed technology platform is considered novel and has not yet been shown to be successful in the treatment of memory and learning disorders. The Company has not completed development of any drugs and does not expect that any drugs resulting from its research and development efforts will be commercially available for a significant number of years, if at all. The Company plans to seek collaborative partners to fund a substantial portion of its research operations over the next several years. In addition, the Company faces risks and uncertainties regarding future profitability, ability to obtain future capital, protection of patents and property rights, competition, and rapid technological change, government regulations including the need for product approvals, and the changing health care marketplace, and recruiting and retaining key personnel, consultants, and contract research organizations.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

UNAUDITED INTERIM RESULTS
The accompanying balance sheet as of September 30, 2003, the statements of operations, stockholders' (deficit) and cash flows for the nine months ended September 30, 2002 and 2003, are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary to present fairly the Company's financial position and results of operations and cash flows for the nine months ended September 30, 2002 and 2003. The financial data and other information disclosed in these notes to financial statements related to the nine-month and subsequent periods are unaudited. The results for the nine-months ended September 30, 2003 are not necessarily indicative of the results to be expected for the year ending December 31, 2003.


USE OF ESTIMATES


The preparation of the financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Significant items subject to such estimates and assumptions include the fair value of the Company's equity securities, carrying amount of property, plant and equipment, valuation allowances for deferred income tax assets, obligations related to employee benefits, the estimated development period for revenue recognition under research and collaboration arrangements and estimated liabilities for services provided by contract research organizations. Actual results could differ from those estimates.


--------------------------------------------------------------------------------

MEMORY PHARMACEUTICALS CORP.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

REVENUE RECOGNITION
The Company recognizes revenue relating to its collaborative arrangements in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, or SAB 101, Revenue Recognition in Financial Statements. Revenue under the collaborative arrangements may include the receipt of non-refundable license fees, milestone payments, and research and development payments.

The Company evaluates these agreements to determine units of accounting for revenue recognition purposes. When the Company has continuing performance obligations under the terms of the arrangements, non-refundable license fees and performance milestone payments are recognized as revenue ratably over the period in which the Company expects to obtain FDA approval. The Company periodically reviews the estimated development period and, to the extent such estimates change, the impact of such change is recorded at that time. Deferred revenue consists of payments received in advance of revenue recognition under these agreements.

Payments received for research and development efforts performed by the Company are recognized as services are performed.

CONCENTRATIONS OF CREDIT RISK
The Company invests its cash in US Government securities and highly rated commercial paper. All of the Company's revenue recognized during 2002 was pursuant to one Research Collaboration and License Agreement (note 7).

CASH EQUIVALENTS
The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. Cash equivalents consist primarily of money market funds which are carried at cost, which approximates market value.

PROPERTY AND EQUIPMENT
Laboratory and computer equipment, furniture and fixtures, and machinery equipment are stated at cost and are depreciated on a straight-line basis over the estimated useful lives of the respective assets, which approximates three to seven years. Leasehold improvements are stated at cost and are amortized on a straight-line basis over the term of the respective facility lease agreement, which approximates ten years (see note 12).

RESEARCH AND DEVELOPMENT
All research and development costs are charged to operations as incurred. Research and development costs include an allocation of indirect costs of $2,127, $3,445, and $4,332 for the years ended December 31, 2000, 2001, and
2002, respectively and $3,088 and $3,505 for the nine months ended September 30, 2002 and 2003, respectively (unaudited). Indirect costs principally represent facility and information technology costs.

RESTRICTED CASH
Restricted cash represent deposits of $468, $545, and $569 as of December 31, 2001 and 2002 and September 30, 2003 (unaudited), respectively, are required as security for the performance of the Company's obligations under a facility equipment financing agreement. Under this agreement, the Company has provided the security deposits in the form of a letter of credit, which is collateralized by interest-bearing certificates of deposits.

--------------------------------------------------------------------------------

MEMORY PHARMACEUTICALS CORP.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

INCOME TAXES
Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the amounts of existing assets and liabilities carried on the financial statements and their respective tax bases and the benefits arising from the realization of operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

NET LOSS PER SHARE

Diluted weighted average shares outstanding excludes shares underlying the redeemable convertible preferred stock, stock options and warrants, since the effects would be antidilutive. Such shares are summarized as follows:



                                                                       NINE MONTHS ENDED
                                                                         SEPTEMBER 30,
                                 YEAR ENDED DECEMBER 31,                  (UNAUDITED)
                          --------------------------------------    ------------------------
                             2000          2001          2002          2002          2003
----------------------------------------------------------------    ------------------------
Common stock options....   1,302,120     1,651,931     3,381,418     3,006,814     3,214,803
Warrants................      60,000       116,000       154,350       132,905       517,968
Convertible preferred
  stock.................  17,142,857    17,142,857    37,108,599    37,108,599    39,886,377
                          ----------    ----------    ----------    ----------    ----------
  Total.................  18,504,977    18,910,788    40,644,367    40,248,318    43,619,148
                          ==========    ==========    ==========    ==========    ==========


STOCK-BASED COMPENSATION
The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed-plan employee stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards
(SFAS) No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting for employee stock options described above, and has adopted only the disclosure requirements of SFAS No. 123.

The Company accounts for stock options and warrants granted to non-employees based on the fair value of the stock option or warrant. The factor that most affects the accounting for stock-based compensation is the fair value of the Company's common stock at the measurement date. The Company's common stock is not publicly traded. As a result, in valuing the Company's common stock, stock options and warrants the Company considers the pricing of private equity sales, company specific events, economic trends and the rights and preferences of the security being valued.

--------------------------------------------------------------------------------

MEMORY PHARMACEUTICALS CORP.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

The following table illustrates the effect on net income if the fair-value based method had been applied to all outstanding and unvested awards each period. The assumptions used to value the awards are included in note 6.

                                                                           NINE MONTHS ENDED
                                                                             SEPTEMBER 30,
                                       YEARS ENDED DECEMBER 31,               (UNAUDITED)
                                    -------------------------------    --------------------------
                                     2000        2001        2002         2002           2003
-------------------------------------------------------------------    --------------------------
Net loss:
  As reported.....................  $(8,351)   $(13,856)   $(25,163)    $(18,577)      $(14,138)
  Add: Stock-based employee
     compensation expense included
     in reported net loss.........       --          --          --           --             11
  Deduct: employee stock-based
     compensation expense under
     fair-value method............     (27)        (52)       (183)         (137)          (150)
                                    -------    --------    --------     --------       --------
     Pro forma net loss...........  $(8,378)   $(13,908)   $(25,346)    $(18,714)      $(14,277)
                                    =======    ========    ========     ========       ========


PRO FORMA BALANCE SHEET (UNAUDITED)


The pro forma balance sheet at September 30, 2003 gives effect to (i) the conversion of all of the Company's outstanding preferred stock into 39,886,377 shares of common stock, which will occur automatically upon the closing of the initial public offering contemplated herein, (ii) the reclassification of $15,914, of accrued dividends on the redeemable convertible preferred stock which are forfeited upon conversion to additional paid-in capital and (iii) the issuance of 110,746 shares of common stock upon the exercise of warrants with a weighted average exercise price of $2.33 per share, which warrants would otherwise expire upon the closing of this offering.



PRO FORMA NET LOSS PER SHARE (UNAUDITED)


The pro forma basic and diluted net loss per share attributable to common stockholders and related shares reflect the assumed automatic conversion of redeemable convertible preferred stock into common stock upon the completion of the initial public offering contemplated herein, using the as converted method from the beginning of the year ended December 31, 2002 or their respective dates of issuance if later. Pro forma adjustments have been computed assuming the initial public offering was consummated at the beginning of the year ended December 31, 2002.


--------------------------------------------------------------------------------

MEMORY PHARMACEUTICALS CORP.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)


The following table reconciles the net loss attributable to common stockholders used in the computation of basic and diluted net loss per share to the unaudited pro forma net loss attributable to common stockholders:



                                                                               NINE MONTHS
                                                                                  ENDED
                                                               YEAR ENDED     SEPTEMBER 30,
                                                              DECEMBER 31,        2003
                                                                  2002         (UNAUDITED)
-------------------------------------------------------------------------------------------
Net loss attributable to common stockholders, as reported...      $(31,052)        $(19,716)
Reversal of accrued preferred dividends (note 5)............         5,414            4,694
Reversal of accretion of issuance costs (note 5)............           306              300
                                                              ------------    -------------
Unaudited pro forma net loss attributable to common
  stockholders..............................................      $(25,332)        $(14,722)
                                                              ============    =============



The following table reconciles the weighted average number of common shares used in the computation of basic and diluted weighted average common shares outstanding to the unaudited pro forma basic and diluted weighted average number of common shares outstanding:



                                                                               NINE MONTHS
                                                                                  ENDED
                                                               YEAR ENDED     SEPTEMBER 30,
                                                              DECEMBER 31,        2003
                                                                  2002         (UNAUDITED)
-------------------------------------------------------------------------------------------
Basic and diluted weighted average number of common shares
  outstanding...............................................     1,936,845        2,771,347
Weighted average number of common shares assuming the
  conversion of all redeemable convertible preferred stock
  and exercise of certain warrants at the date of original
  issuance..................................................    33,815,551       37,413,297
                                                              ------------    -------------
Unaudited pro forma basic and diluted weighted average
  common shares outstanding.................................    35,752,396       40,184,644
                                                              ============    =============


RECENTLY ISSUED ACCOUNTING PRONOUNCEMENT
In May 2003, SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued. SFAS No. 150 establishes standards for how to classify and measure certain financial instruments with characteristics of both liabilities and equity. The statement is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS 150 did not have a material effect on the Company's financial position, results of operations or cash flows (unaudited).

In November 2002, the Financial Accounting Standards Board reached a consensus on Emerging Issues Task Force (EITF) No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. The guidance in EITF 00-21 is effective for revenue arrangements entered into in periods beginning after June 15, 2003. This issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, EITF 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one earnings process and, if it does, how to divide the arrangement into separate units of accounting consistent with the identified earnings processes for revenue recognition purposes. EITF 00-21 also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The adoption of EITF 00-21 did not have a material impact on the Company's financial position, results of operations or cash flows (unaudited).

--------------------------------------------------------------------------------

MEMORY PHARMACEUTICALS CORP.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

(3)  PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                                              DECEMBER 31,       SEPTEMBER 30,
                                                            -----------------        2003
                                                             2001      2002       (UNAUDITED)
----------------------------------------------------------------------------------------------
Laboratory equipment......................................  $3,725     $5,153           $5,531
Leasehold improvements....................................   2,147      4,456            4,638
Computer equipment........................................   1,068      1,659            1,788
Furniture and fixtures....................................     437        575              563
Machinery equipment.......................................      87         87               87
Construction in progress..................................     302         --               --
                                                            ------    -------    -------------
                                                             7,766     11,930           12,607
Accumulated depreciation and amortization.................  (1,663)    (3,134)          (4,429)
                                                            ------    -------    -------------
                                                            $6,103     $8,796           $8,178
                                                            ======    =======    =============

The cost of equipment subject to equipment loan financing was $3,753 and $6,071 as of December 31, 2001 and 2002, respectively and $8,448 as of September 30, 2003 (unaudited). Depreciation expense relating to such equipment was approximately $491, $795 and $1,141 for the years ended December 31, 2000, 2001 and 2002, respectively, and $771 and $960 for the nine months ended September 30, 2002 and 2003, respectively (unaudited).

Depreciation and amortization of property and equipment was $506, $997 and $1,471 for the years ended December 31, 2000, 2001, and 2002, respectively and $1,009 and $1,300 for the nine months ended September 30, 2002 and 2003, respectively (unaudited).

(4)  ACCRUED EXPENSES

Accrued expenses consist of the following:

                                                               DECEMBER 31,      SEPTEMBER 30,
                                                             ----------------        2003
                                                              2001      2002      (UNAUDITED)
----------------------------------------------------------------------------------------------
Accrued salaries and employee benefits.....................  $  748    $1,237    $         967
Accrued research costs.....................................      --       700              470
Accrued construction costs.................................     352        --               --
Other......................................................      --       428              395
                                                             ------    ------    -------------
                                                             $1,100    $2,365    $       1,832
                                                             ======    ======    =============

(5)  CAPITALIZATION

CHANGE IN AUTHORIZED NUMBER OF SHARES
On March 5, 2002, the Company amended its Certificate of Incorporation to increase the number of shares of common stock authorized from 23,000,000 shares to 53,276,000 shares and to increase the number of shares of preferred stock authorized from 34,300,000 to 41,150,000. The authorized number of shares of preferred stock decreased to 36,684,883 in December 2002, when certain price adjustment provisions expired, as defined in the Series D preferred Stock Purchase Agreement. On September 8, 2003, the Company amended its Certificate of Incorporation to increase the number of shares of preferred stock authorized from 36,684,883 shares to 39,217,908 shares (unaudited).

--------------------------------------------------------------------------------

MEMORY PHARMACEUTICALS CORP.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

REDEEMABLE CONVERTIBLE PREFERRED STOCK

The following table summarizes the outstanding redeemable convertible preferred stock outstanding, by series, as of September 30, 2003 (unaudited):



                                                                                 SEPTEMBER 30, 2003 (UNAUDITED)
---------------------------------------------------------------------------------------------------------------
                                                                        LIQUIDATION
                                                SHARES      CARRYING     VALUE PER    CONVERSION   COMMON STOCK
       SERIES              DATE ISSUED        OUTSTANDING   AMOUNT(1)      SHARE        RATIO       EQUIVALENT
---------------------------------------------------------------------------------------------------------------
A                      April 1998              1,000,000          984         $1.00            1      1,000,000
B                      December 1998, March
                       1999                    6,142,857       10,728         $1.75            1      6,142,857
C(2)                   June, August 2000      10,000,000       24,971         $2.50       1.0676     10,675,612
D                      March, April 2002      19,290,130       40,347         $2.15            1     19,290,130
Roche(3)               September 2003          2,777,778        9,416         $3.60            1      2,777,778


------------

(1) The proceeds from the issuance of Series A, Series B, Series C, Series D and Series Roche redeemable convertible preferred stock were reduced by closing costs of $33, $45, $59, $1,695 and $0, respectively.



(2) As a result of the Company's issuance of Series D redeemable convertible preferred stock, at a price per share less than $2.50, the conversion ratio of the number of shares of common stock into which each share of Series C is convertible was adjusted so that each share of Series C is convertible into 1.0676 shares of common stock. Pursuant to this anti-dilution provision, the conversion of Series C would result in the issuance of an additional 675,612 shares of common stock. The Company recorded a deemed dividend of $169 during 2002 to recognize the value attributable to the increase in conversion ratio based on an estimated fair value of the common stock.



(3) The proceeds of $10,000 were allocated to redeemable convertible preferred stock and additional paid-in capital based on the relative fair value of the preferred stock and the warrants. The Company also recorded a beneficial conversion feature of $584, which increased the net loss attributable to common stockholders during the year ended December 31, 2003.



The rights, preferences and privileges of the Series A, B, C, D and Roche preferred stock are as follows:



Voting Rights


All holders of preferred stock have voting rights equal to the number of shares of common stock into which the respective preferred stock is convertible.



Liquidation Preference


In the event of liquidation, dissolution, or winding-up of the Company, and before any distribution to common stockholders, the holders of Series A, B, C, D and Roche preferred stock are entitled to receive $1.00, $1.75, $2.50, $2.15 and $3.60 per share, respectively, plus all accrued but unpaid dividends.



Conversion


The conversion ratio may change depending on the per share price of subsequent issuance of options, convertible securities or common stock, excluding certain securities as defined. The preferred stock will automatically convert upon an initial public offering if the initial offering price exceeds a certain amount, as defined.


Accrued dividends
Dividends on the Series A, Series B, Series C, Series D and Series Roche accrue at an annual rate of 8%, whether or not funds are legally available or dividends declared by the board of directors. The Company has accrued dividends of $5,806, $11,220, and $15,914 for all outstanding redeemable preferred securities as of December 31, 2001 and 2002 and September 30, 2003, respectively,

--------------------------------------------------------------------------------

MEMORY PHARMACEUTICALS CORP.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

(unaudited). In the event the preferred stock is converted into common stock, any related accrued dividends would be forfeited.

Redemption provisions
In the event that conversion does not occur, 25% of the then outstanding shares of the Series A, Series B, Series C Series D and Series Roche may be redeemed, at the request of the holder or holders of at least a majority of the shares of preferred stock then outstanding, on each of the fifth, sixth, seventh, and eighth anniversaries of the Series C original issue date (June 2000), at a redemption price per share equal to the original purchase price per share of the applicable series of preferred stock, plus an amount equal to any accrued or declared but unpaid dividends thereon. As a result of the redemption features, the Series A, Series B, Series C, Series D and Series Roche securities are presented outside stockholders' equity in the accompanying balance sheets.

The Company recorded accretion relating to the preferred stock of $11, $21, and $306 for the years ended December 31, 2000, 2001, and 2002, respectively and $206 and $300 for the nine months ended September 2002 and 2003, respectively, (unaudited). The unaccreted closing costs, will be accreted to the earliest redemption dates through 2008.


The following table summarizes the activity for the Redeemable Convertible Preferred Stock for the three years ended December 31, 2002 and the nine months ended September 30, 2003 (unaudited):


                         SERIES A PREFERRED     SERIES B PREFERRED      SERIES C PREFERRED      SERIES D PREFERRED
                       --------------------   --------------------   ---------------------   ---------------------
                       NUMBER OF   CARRYING   NUMBER OF   CARRYING    NUMBER OF   CARRYING    NUMBER OF   CARRYING
                          SHARES      VALUE      SHARES      VALUE       SHARES      VALUE       SHARES      VALUE
                       ---------   --------   ---------   --------   ----------   --------   ----------   --------
------------------------------------------------------------------------------------------------------------------
Balance at December
 31, 1999............  1,000,000        967   6,142,857     10,705           --         --           --         --
Issuance of Series C
 preferred stock, net
 of issuance costs of
 $59.................         --         --          --         --   10,000,000     24,941           --         --
Accrued dividends....         --         --          --         --           --         --           --         --
Accretion to
 liquidation value...         --          3          --          3           --          5           --         --
                       ---------   --------   ---------   --------   ----------   --------   ----------   --------
Balance at December
 31, 2000............  1,000,000        970   6,142,857     10,708   10,000,000     24,946           --         --
Accrued dividends....         --         --          --         --           --         --           --         --
Accretion to
 liquidation value...         --          5          --          7           --          9           --         --
                       ---------   --------   ---------   --------   ----------   --------   ----------   --------
Balance at December
 31, 2001............  1,000,000        975   6,142,857     10,715   10,000,000     24,955           --         --
Issuance of Series D
 preferred stock, net
 of issuance costs of
 $1,695..............         --         --          --         --           --         --   19,290,130     39,779
Accrued dividends....         --         --          --         --           --         --           --         --
Accretion to
 liquidation value...         --          5          --          7           --          9           --        285
                       ---------   --------   ---------   --------   ----------   --------   ----------   --------
Balance at December
 31, 2002............  1,000,000        980   6,142,857     10,722   10,000,000     24,964   19,290,130     40,064
Issuance of Series
 Roche preferred
 stock (unaudited)...         --         --          --         --           --         --           --         --
Accrued dividends....         --         --          --         --           --         --           --         --
Accretion to
 liquidation value...         --          4          --          6           --          7           --        283
                       ---------   --------   ---------   --------   ----------   --------   ----------   --------
Balance at September
 30, 2003
 (unaudited).........  1,000,000        984   6,142,857     10,728   10,000,000     24,971   19,290,130     40,347
                       =========   ========   =========   ========   ==========   ========   ==========   ========

                       SERIES ROCHE PREFERRED
                       ----------------------
                        NUMBER OF    CARRYING     ACCRUED
                           SHARES       VALUE   DIVIDENDS
                       ----------   ---------   ---------
---------------------  ----------------------------------
Balance at December
 31, 1999............         --          --          988
Issuance of Series C
 preferred stock, net
 of issuance costs of
 $59.................         --          --           --
Accrued dividends....         --          --        1,877
Accretion to
 liquidation value...         --          --           --
                       ---------    --------    ---------
Balance at December
 31, 2000............         --          --        2,865
Accrued dividends....         --          --        2,941
Accretion to
 liquidation value...         --          --           --
                       ---------    --------    ---------
Balance at December
 31, 2001............         --          --        5,806
Issuance of Series D
 preferred stock, net
 of issuance costs of
 $1,695..............         --          --           --
Accrued dividends....         --          --        5,414
Accretion to
 liquidation value...         --          --           --
                       ---------    --------    ---------
Balance at December
 31, 2002............         --          --       11,220
Issuance of Series
 Roche preferred
 stock (unaudited)...  2,777,778       9,416           --
Accrued dividends....         --          --        4,694
Accretion to
 liquidation value...         --          --           --
                       ---------    --------    ---------
Balance at September
 30, 2003
 (unaudited).........  2,777,778       9,416       15,914
                       =========    ========    =========


--------------------------------------------------------------------------------

MEMORY PHARMACEUTICALS CORP.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

WARRANTS
In April 2001, in connection with an equipment financing agreement (see note
10), the Company issued to the financing company a warrant to purchase 56,000 shares of the Company's common stock at $2.50 per share, subject to adjustment as defined in the Warrant Agreement. The warrant is exercisable at any time during the term of the financing agreement. The fair value of the warrant was immaterial using the Black-Scholes option-pricing model.

During 2002, in connection with the expansion and extension of the equipment financing arrangement entered into in April 2001, the Company issued a warrant to a financing company to purchase 38,350 shares of the Company's common stock at $2.15 per share, subject to adjustment as defined in the Warrant Agreement. The warrant is exercisable at any time during the term of the financing agreement. The fair value of the warrant was immaterial using the Black-Scholes option-pricing model.

During 2003, in connection with the expansion and extension of the equipment financing arrangement entered into in April 2002, the Company issued a warrant to a financing company to purchase 16,396 shares of the Company's common stock at $2.15 per share, subject to adjustment as defined in the Warrant Agreement. The warrant is exercisable at any time during the term of the financing agreement. The fair value of the warrant was immaterial using the Black-Scholes option-pricing model (unaudited).

(6)  STOCK OPTION PLAN

The Company's 1998 Employee, Director, and Consultant Stock Option Plan (the 1998 Equity Plan) was adopted in March 1998. Amendments to the plan through March 2002 increased the shares of common stock reserved for issuance from 500,000 to 9,500,000.

The 1998 Equity Plan permits the granting of both incentive stock options and non-qualified stock options. The option price of the shares for incentive stock options cannot be less than the fair market value of such stock at the date of grant. Options are exercisable over a period determined by the board of directors, but not longer than ten years after the grant date. All stock options issued to date have been granted at the fair market value of the stock on the respective grant dates.

The per share weighted average fair value of stock options granted during 2000, 2001, and 2002 was determined using the Black-Scholes option-pricing model with the following weighted average assumptions: no volatility in 2000 or 2001 and 60% volatility in 2002, expected dividend yield of 0%, an expected life of five years and risk-free interest rate of 6.0%, 6.0%, and 3.8%, respectively. These assumptions resulted in weighted average fair values of $0.06, $0.06, and $0.14 per share for stock options granted in 2000, 2001, and 2002, respectively.

The per share weighted average fair value of stock options granted during the nine months ended September 30, 2002 and 2003 was determined using the Black-Scholes option-pricing model with the following weighted average assumption: 60% volatility; expected dividend yield of 0%, an expected life of five years and risk-free rate of 4.1% and 3.2%, respectively. These assumptions resulted in weighted average fair value of $0.14 and $0.13, per share for stock options granted during the nine months ended September 30, 2002 and 2003, respectively (unaudited).

--------------------------------------------------------------------------------

MEMORY PHARMACEUTICALS CORP.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

Stock option activity during the periods indicated is as follows:

                                                                                                           NINE MONTHS ENDED
                                                                                                          SEPTEMBER 30, 2003
                                                                         YEARS ENDED DECEMBER 31,                (UNAUDITED)
                       --------------------------------------------------------------------------   ------------------------
                                          2000                     2001                      2002
                                      WEIGHTED                 WEIGHTED                  WEIGHTED                   WEIGHTED
                                       AVERAGE                  AVERAGE                   AVERAGE                    AVERAGE
                                      EXERCISE                 EXERCISE                  EXERCISE                   EXERCISE
                           SHARES        PRICE      SHARES        PRICE       SHARES        PRICE        SHARES        PRICE
----------------------------------------------------------------------------------------------------------------------------
Balance, beginning of
  year...............   1,360,386   $     0.17   3,152,377   $     0.21    4,341,816   $     0.23     7,841,157   $     0.24
Granted..............   1,822,891         0.24   2,162,894         0.25    5,060,556         0.25        84,000         0.25
Exercised............      (7,812)        0.15    (157,284)        0.25     (422,392)        0.21    (1,151,643)        0.22
Forfeited............     (23,088         0.19    (816,171         0.21   (1,138,823         0.25      (207,140         0.25
                                 )                        )                         )                          )
Balance, end of
  period.............   3,152,377   $     0.21   4,341,816   $     0.23    7,841,157   $     0.24     6,566,374   $     0.25
                       ==========   ==========   =========   ==========   ==========   ==========   ===========   ==========
Exercisable..........   1,302,120   $     0.21   1,651,931   $     0.21    3,381,418   $     0.23     3,214,803   $     0.24
                       ==========   ==========   =========   ==========   ==========   ==========   ===========   ==========
Available for future
  grant..............     847,623                5,158,184                 1,658,843                  1,189,527
                       ==========                =========                ==========                ===========

                                                            DECEMBER 31, 2002
                                 OPTIONS OUTSTANDING      OPTIONS EXERCISABLE
           -----------------------------------------   ----------------------
                                 WEIGHTED   WEIGHTED                 WEIGHTED
RANGE OF                          AVERAGE    AVERAGE                  AVERAGE
EXERCISE        NUMBER          REMAINING   EXERCISE        NUMBER   EXERCISE
  PRICES   OUTSTANDING   CONTRACTUAL LIFE      PRICE   EXERCISABLE      PRICE
-----------------------------------------------------------------------------
   $0.10      112,269                5.43      $0.10      112,269       $0.10
    0.18      583,222                6.35       0.18      538,349        0.18
    0.25    7,145,666                8.90       0.25    2,730,800        0.25
             --------                                    --------
            7,841,157                                   3,381,418
             ========                                    ========

Stock options issued in 2000, 2001, and 2002 have been granted at a range of exercise prices between $0.18 to $0.25 per share pursuant to the 1998 Equity Plan, the fair market value of the stock on the respective grant dates. The fair market value was determined by the Company.

Pursuant to a Letter Agreement dated May 31, 2001, between the Company and its former chief executive officer (CEO), the former CEO received a one-time termination payment of $275 in 2001, which was recorded in general and administrative expense. In addition, the former CEO was entitled to the extension of the stock option exercise period from ninety days to three years, expiring May 31, 2004. Accordingly, in connection with such stock option amendment, the Company recorded compensation expense totaling $11, representing the difference between the estimated fair market value of the common stock on the date the stock option amendment was effective and the exercise price. Further, on May 31, 2001, 65,000 options and 568,224 contingent options for shares were granted to the former CEO pursuant to the 1998 Equity Plan at $0.25 per share, the fair market value of the stock on the date of grant. Pursuant to the Letter Agreement, the 568,224 contingent options were canceled during 2002 because the Company did not execute an acquisition event on or prior to May 31, 2002. The remaining 65,000 options vested during 2002.

--------------------------------------------------------------------------------

MEMORY PHARMACEUTICALS CORP.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

The Company granted approximately 1.2 million stock options at an exercise price of $0.25 per share pursuant to the 1998 Equity Plan, to nonemployees and a former employee during 2002 for various consulting or separation agreements. The Company recognized $161 of compensation expense during 2002 based on the Black-Scholes option-pricing model with the following assumptions: 60% volatility, expected dividend yield of 0%, an expected life of five years and risk-free interest rate of 3.8%.

In October 2003, the Company granted 229,594 stock options to employees at an exercise price of $0.90 per share, which is below the estimated fair value of the Company's common stock as determined by the Company at the date of grant. Estimated compensation expense of approximately $620 attributable to the intrinsic value of the options granted will be recognized in the fourth quarter of 2003, as the options vest immediately (unaudited).

In December 2003, the Company granted 275,180 stock options at an exercise price of $0.90 per share pursuant to the 1998 Equity Plan, to a nonemployee pursuant to various consulting and separation agreements. Estimated compensation expense of $809 attributable to the fair value of the options will be recognized in the fourth quarter of 2003, as the options vest immediately. The fair value of options granted to nonemployees is based on the Black-Scholes option-pricing model with the following assumptions: 60% volatility, expected dividend yield of 0%, and expected life of five years and risk-free interest rate of 2.9% (unaudited).

(7)  LICENSE AGREEMENTS AND COLLABORATIONS

COLUMBIA UNIVERSITY
In July 1998, the Company entered into an exclusive license agreement with Columbia University (Columbia). Under the agreement, the Company has been granted an exclusive worldwide license to Columbia's know-how and patents relating to memory-enhancing and other technologies. The Company issued 100,000 shares of common stock to Columbia, with an estimated fair value of $10, as partial consideration for entering into the license agreement. The value of these shares were charged to research and development expense. Under this license, the Company may grant sublicenses. The Company is also required to pay royalties to Columbia on the Company's revenue derived from the use of this license and milestones achieved, as defined.

The Company has entered into sponsored research and technology license agreements with other institutions. The terms of these agreements generally required the Company to pay for research support.

BAYER AG
In June 2001, the Company entered into an exclusive license agreement with Bayer AG (Bayer). Under the agreement, the Company has been granted an exclusive worldwide license to Bayer's know how and patents to commercialize and market a drug candidate to treat dementia. In connection with executing the license agreement, the Company paid $250 to Bayer in 2001, which is included in research and development expense in the 2001 statement of operations. The Company is also required to make milestone payments to Bayer, as defined, and is required to pay royalties to Bayer on proceeds received by the Company from the sale of any products. The Company paid $750 in milestone payments to Bayer during 2002, which is included in research and development expenses in the 2002 statement of operations. In January 2002, the Company entered into a Development and Supply Agreement with Bayer for chemical development services and the initial supply of compound for preclinical and Phase I clinical development.

--------------------------------------------------------------------------------

MEMORY PHARMACEUTICALS CORP.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

HOFFMANN-LA ROCHE (2002 COLLABORATION)
In July 2002, the Company executed a Research Collaboration and License Agreement (the 2002 Roche Agreement) with F. Hoffmann-LaRoche
Ltd./Hoffmann-LaRoche Inc. (Roche). In accordance with the agreement, Roche has acquired an exclusive worldwide license to develop compounds for cognition and Alzheimer's disease. In addition, Roche and the Company will develop compounds within the same drug class for other indications, such as depression.

Under the Roche Agreement, Roche made an $8,000 upfront license payment and will make future payments based on the Company achieving certain developmental milestones. The agreement provides for Roche to pay the Company $1,500 for contract research and to make quarterly payments of $875 over a two-year period for research collaboration efforts.

During 2002, the Company recognized revenue of $1,183 under the Roche Agreement representing $308 related to the upfront license payment, which is being amortized over the expected development period and $875 related to the funding of the research collaboration. During the nine months ended September 30, 2003, the Company recognized revenue of $5,179 under the 2002 Roche Agreement representing $1,054 related to the upfront license payment and a $2.0 million milestone payment received during 2003, which are being amortized over the expected development period and $4,125 related to the research collaboration (unaudited).

HOFFMANN-LA ROCHE (2003 COLLABORATION) (UNAUDITED)
In September 2003, the Company entered into a second collaboration agreement with Roche (the 2003 Roche Agreement). In accordance with the 2003 Roche Agreement, the Company granted Roche the right, on a compound-by-compound basis, to obtain an exclusive, worldwide, sublicensable license to the Company's patent rights and know-how for any nicotinic alpha-7 agonist that the Company develops during the five years following the commencement of the collaboration.

Under the Roche Agreement, Roche made a $10,000 upfront payment and will make future payments based on the Company achieving certain developmental milestones. Additionally, the agreement provides for Roche to make quarterly payments of $750 over a two-year period for research collaboration efforts.

The Company did not recognize any revenue pursuant to the 2003 Roche Agreement during the nine months ended September 30, 2003.

(8)  CONSULTING AGREEMENTS


In April 1998, the Company entered into a consulting agreement with one of the founders of the Company, with an initial term of four years. This agreement was amended in June 2000 in connection with the sale of Series C redeemable convertible preferred stock and further amended in April 2002 (as noted below) in connection with the sale of Series D redeemable convertible preferred stock (see note 5). This agreement contains anti-dilution provisions and the Company may be required to provide additional options to this consultant if new securities are issued, as defined, to ensure the founder will maintain a 4.9216% ownership in the Company. If such additional options are granted, the Company will recognize compensation expense immediately upon issuance based upon the fair value of the Company's common stock on the issuance date. The anti-dilution provisions expire upon the initial public offering of the Company's common stock. The agreement can be automatically extended for additional periods of one year. The Company is obligated to pay a consulting fee during each one year term.


Under this consulting agreement, the Company has issued in the aggregate 1,834,585 non-qualified stock options as of December 31, 2002 including 926,585 granted at an exercise price of $0.25 per

--------------------------------------------------------------------------------

MEMORY PHARMACEUTICALS CORP.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

share in April 2002 in connection with the Series D financing. The options issued in 2002 had a fair value of approximately $130 using the Black-Scholes option-pricing model, which is included as general and administrative expense in the accompanying statement of operations.

The Company has entered into consulting arrangements with research consultants, scientific advisory board members, and a board member for various consulting services. The terms of these agreements do not exceed two years and generally require the Company to pay consulting fees on a monthly or quarterly basis as services are provided.

(9)  INCOME TAXES

The Company's 2002 tax provision of $21 represents the Company's provision for minimum taxes for New Jersey.

The Company's deferred tax assets as of December 31, 2001 and 2002, respectively, are estimated as follows:

                                                                2001     2002
-------------------------------------------------------------------------------
Deferred tax assets:
  Net operating loss carryforward...........................   $9,263   $15,374
  Start-up expenditures.....................................    2,707     4,387
  Research and development credits..........................      428       428
  Deferred income...........................................       --     3,973
  Other, net................................................      559       952
                                                               ------   -------
     Total..................................................   12,957    25,114
Valuation allowance.........................................   12,710    24,842
                                                               ------   -------
     Net deferred tax assets................................      247       272
Deferred tax liabilities:
  Depreciation..............................................     (247)     (272)
                                                               ------   -------
     Net deferred taxes.....................................   $   --   $    --
                                                               ======   =======

A valuation allowance for 2001 and 2002 has been applied to offset the respective deferred tax assets in recognition of the uncertainty that such tax benefits will be realized. The valuation allowance is $12,710 and $24,842 in 2001 and 2002, respectively. A valuation allowance is provided when the Company believes it is more likely than not that some portion of the deferred tax assets will not be realized.

At December 31, 2002, the Company has available net operating loss carryforwards for federal and state income tax reporting purposes of approximately $35,632, and has available research and development credit carryforwards for federal income tax reporting purposes of approximately $428 which are available to offset future taxable income, if any. These carryforwards expire beginning in 2018. The Company's ability to use such net operating loss and research and development credit carryforwards may be limited by change of control provisions under Section 382 of the Internal Revenue Code.

(10)  EQUIPMENT FINANCING AGREEMENTS

In November 1998, the Company entered into an equipment financing agreement that provided for up to $2,510 in borrowings through December 31, 2002. The interest rate was set at the time of the borrowing. The effective interest rate on the borrowings as of December 31, 2002, is approximately

--------------------------------------------------------------------------------

MEMORY PHARMACEUTICALS CORP.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

14.0% per annum. There was approximately $1,198 outstanding under this equipment financing agreement as of December 31, 2002.

In April 2001, the Company entered into an equipment financing agreement that provides for up to $3,500 in borrowings. This agreement was amended in March 2002 to expand the borrowings to $4,000 and to extend the borrowing availability date to December 31, 2002. The interest rate is set at the time of the borrowing. The effective interest rate on the borrowings as of December 31, 2002 is approximately 10.0% per annum. There was approximately $2,788 outstanding under this equipment financing agreement as of December 31, 2002. In February 2003, the Company obtained a loan extension to provide up to $2,000 in additional borrowings through December 2003.

A summary of future principal payments for equipment notes payable at December 31, 2002 are as follows:

2003........................................................  $1,493
2004........................................................   1,501
2005........................................................     720
2006........................................................     272
                                                              ------
     Total..................................................  $3,986
                                                              ======

In connection with the equipment financing agreement in November 1998, the Company issued to the financing company a warrant to purchase 35,000 shares of the Company's common stock at $1.75 per share, subject to adjustment as defined in the warrant agreement. The warrant is exercisable at any time during the term of the note agreement. The warrant had an insignificant fair value using the Black-Scholes option-pricing model.

In connection with the equipment financing agreement in April 2001, the Company issued to the financing company a warrant to purchase 56,000 shares of the Company's common stock at $2.50 per share, subject to adjustment as defined in the warrant agreement. The warrant is exercisable at any time during the term of the lease agreement. The warrant had an insignificant fair value using the Black-Scholes option-pricing model.

In connection with the equipment financing amendment in March and October 2002, the Company issued to the financing company a warrant to purchase 38,350 shares of the Company's common stock at $2.15 per share, subject to adjustment as defined in the warrant agreement. The warrant is exercisable at any time during the term of the lease agreement. The warrant had an insignificant fair value using the Black-Scholes option-pricing model.

(11)  RETIREMENT PLAN

Effective January 1, 1999, the Company established a 401(k) Retirement Plan (the 401(k) Plan) which covers substantially all employees. All eligible employees may elect to contribute a portion of their wages to the 401(k) Plan, subject to certain limitations. The Company does not match employee contributions at this time.

(12)  COMMITMENTS AND CONTINGENCIES

LEASE AGREEMENTS
In June 1999, the Company entered into a lease agreement for occupancy of 32,000 square feet of laboratory and office space, commencing June 1, 2000. Pursuant to an amendment to the lease agreement in November 2000, total occupancy space was increased to 52,000 square feet. Pursuant to an amendment to the lease agreement in September 2001, total occupancy space was increased to

--------------------------------------------------------------------------------

MEMORY PHARMACEUTICALS CORP.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

66,262 square feet. The initial term of the lease is ten years with options to renew thereafter. The lease agreement was amended in February 2000, November 2000, and September 2001.

In March 1999, in connection with the lease agreement, the lessor purchased 142,857 shares of Series B convertible preferred stock at $1.75 per share. As partial consideration for entering into the lease agreement amendment in February 2000, the Company issued to the lessor a warrant to purchase 25,000 shares of the Company's common stock at a weighted average exercise price of $2.25 per share, subject to adjustment as defined in the Warrant Agreement. The warrant is exercisable at any time during the term of the lease agreement and had an insignificant fair value using the Black-Scholes option-pricing model. In addition, the lessor has certain registration rights, as defined.

In August 1999, the Company entered into a lease agreement for occupancy of 6,700 square feet of interim laboratory and office space. The initial term of the lease is three years with options to renew thereafter. The lease commenced September 1999. In October 2000, the Company vacated this facility, and has sublet the facility through the end of the lease termination in September 2002.

Annual minimum rental payments as of December 31, 2002 are as follows:

2003........................................................  $1,464
2004........................................................   1,551
2005........................................................   1,578
2006........................................................   1,606
2007........................................................   1,634
Thereafter..................................................   4,216

Rent expense was approximately $1,057, $1,005, and $1,395 in 2000, 2001, and 2002, respectively, and $1,014 and $1,093 for the nine months ended September 30, 2002 and 2003, respectively, (unaudited).

EMPLOYMENT ARRANGEMENTS
The Company provides a severance arrangement for its executives and key employees, which includes salary continuance and health benefits.

During 2002, the Company issued interest free loans to two of its executives in the aggregate amount of $400 to enable each to purchase a residence near the Company's principal offices located in Montvale, New Jersey. Such loans will be secured by mortgages on the residences or other collateral mutually agreed upon by the parties. The loans will be forgiven by the Company in equal installments over a period of three years. The Company will pay any income taxes incurred by the executive in connection with the forgiveness of the loan. There were no balances outstanding as of December 31, 2001. As of December 31, 2002, there was $300 outstanding of which approximately $133 was included in prepaid and other current assets as such amounts are scheduled to be forgiven in 2003 and approximately $167 is included in other assets as such amount is scheduled for forgiveness in 2004 and 2005.

COMMITMENTS
The Company has entered into various contract research agreements and supply agreements in connection with preclinical and Phase I clinical studies.

LITIGATION
There are no material legal proceedings pending against the Company or its properties to which the Company is a party.

--------------------------------------------------------------------------------

                         (MEMORY PHARMACEUTICALS LOGO)

--------------------------------------------------------------------------------

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Our estimated expenses (other than underwriting discounts) payable in connection with the sale of the common stock offered hereby are as follows:

                                                               AMOUNT
                                                              --------
SEC registration fee........................................  $  6,978
NASD filing fee.............................................     8,000
Nasdaq National Market listing fee..........................   100,000
Printing and engraving expenses.............................         *
Legal fees and expenses.....................................         *
Accounting fees and expenses................................         *
Blue Sky qualification fees and expenses....................         *
Transfer agent and registrar fees and expenses..............         *
Miscellaneous fees and expenses.............................         *
                                                              --------
  Total.....................................................         *
                                                              ========

------------
* To be filed by amendment

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The registrant's certificate of incorporation provides that no director of the registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys' fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

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                                                                           II- 1
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The registrant's certificate of incorporation provides for the indemnification of directors and officers to the fullest extent permissible under Delaware law.

The Underwriting Agreement provides that the underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the registrant against certain liabilities, including liabilities under the Securities Act of 1933, as amended. Reference is made to the form of Underwriting Agreement filed as Exhibit 1.1 hereto.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

Set forth below in chronological order is information regarding the number of shares of capital stock, options and warrants issued by us since January 1, 1998. Also included is the consideration if any received by us for the securities.

There was no public offering in any such transaction and we believe that each transaction was exempt from the registration requirements of the Securities Act of 1933 by reason of Regulation D and Section 4(2) of the 1933 Act, based on the private nature of the transactions and the financial sophistication of the purchasers, all of whom had access to complete information concerning us and acquired the securities for investment and not with a view to the distribution thereof. In addition, we believe that the transactions described below with respect to the issuance of option grants to our employees and exercise of such options were exempt from registration requirements of the 1933 Act by reason of Rule 701 promulgated thereunder.

 1. As of November 30, 2003, we had granted and issued options to purchase 8,506,317 shares of our common stock with a weighted average price of $0.26 to a number of our employees, directors and consultants pursuant to our 1998 stock option plan.

 2. As of November 30, 2003, we had issued an aggregate of 1,766,301 shares of our common stock to executive officers, directors and employees upon the exercise of stock options granted pursuant to our 1998 stock option plan with an aggregate exercise price of $383,858.


 3. In April 1998, we issued 1,000,000 shares of our Series A redeemable convertible preferred stock to accredited investors for an aggregate cash consideration of $1,000,000.


 4. In November 1998, in connection with an equipment loan, we issued to TBCC Funding Trust II a warrant to purchase 35,000 shares of our common stock with an exercise price of $1.75 per share. The warrant expired on November 24, 2003.


 5. In December 1998, we issued 6,000,000 shares of our Series B redeemable convertible preferred stock to accredited investors for an aggregate cash consideration of $10,500,000.


 6. In February 1999, we issued 142,857 shares of our Series B redeemable convertible preferred stock to Alexandria Real Estate for an aggregate cash consideration of $250,000.

 7. In March 2000, in connection with entering into our real estate lease, we issued to Alexandria Real Estate Equities, L.P. a warrant to purchase 12,500 shares of our common stock with an exercise price of $1.75 per share and a second warrant to purchase 12,500 shares of our common stock with an exercise price of $2.75 per share. Both warrants expire on March 8, 2010.


 8. In April 2000, we issued 10,000,000 shares of our Series C redeemable convertible preferred stock to accredited investors for an aggregate cash consideration of $25,000,000.


 9. In April 2001, in connection with an equipment loan, we issued to General Electric Capital Corporation a warrant to purchase 56,000 shares of our common stock with an exercise price of $2.50 per share. The warrant expires on the earlier of April 25, 2009 and the closing of this offering.

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10.  In March 2002, in connection with an equipment loan, we issued to Oxford
     Venture Finance, LLC a warrant to purchase 16,905 shares of our common stock with an exercise price of $2.15 per share. The warrant expires on the earlier of March 22, 2009 and the closing of this offering.


11. In March and April 2002, we issued 19,290,130 shares of our Series D redeemable convertible preferred stock to accredited investors for an aggregate cash consideration of $41,473,780.


12. In October 2002, in connection with equipment loans, we issued to Oxford Finance Corporation two warrants to purchase an aggregate of 21,445 shares of our common stock, each with an exercise price of $2.15 per share. Both warrants expire on the earlier of October 30, 2009 and the closing of this offering.

13. In January 2003, in connection with equipment loans, we issued to Oxford Finance Corporation two warrants to purchase an aggregate of 5,760 shares of our common stock, each with an exercise price of $2.15 per share. Both warrants expire on the earlier of January 29, 2010 and the closing of this offering.

14. In January 2003, we issued 25,000 shares of common stock to Tony Scullion and 20,000 shares to Axel Unterbeck for an aggregate non-cash consideration equal to $11,250.

15. In March 2003, in connection with an equipment loan, we issued to Oxford Finance Corporation a warrant to purchase 8,471 shares of our common stock with an exercise price of $2.15 per share. The warrant expires on the earlier of March 24, 2010 and the closing of this offering.

16. In June 2003, in connection with an equipment loan, we issued to Oxford Finance Corporation a warrant to purchase 2,165 shares of our common stock with an exercise price of $2.15 per share. The warrant expires on the earlier of June 20, 2010 and the closing of this offering.

17. In September 2003, we issued 2,777,778 shares of our Series Roche redeemable convertible preferred stock to Hoffmann-La Roche Inc. for an aggregate cash consideration of $10,000,000.

18. In September 2003, in connection with entering into our collaboration and the sale of our Series Roche preferred stock, we issued to Hoffmann-La Roche Inc. a warrant to purchase 347,222 shares of our common stock with an exercise price of $4.32 per share. The warrant expires on September 11, 2008.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


EXHIBIT
NUMBER                            DESCRIPTION
----------------------------------------------------------------------
 1.1*     Form of Underwriting Agreement.
 3.1**    Second Amended and Restated Certificate of Incorporation of
          the Registrant
 3.2*     Form of Restated Certificate of Incorporation of the
          Registrant to be effective upon closing of the offering
 3.3**    Bylaws of the Registrant
 3.4*     Form of Amended and Restated Bylaws of the Registration to
          be effective upon closing of the offering
 4.1*     Specimen Certificate evidencing shares of common stock
 4.2**    Warrant to purchase 12,500 shares of common stock, $0.001
          par value per share, dated March 8, 2000, issued by the
          Registrant to Alexandria Real Estate Equities, L.P.
 4.3**    Warrant to purchase 12,500 shares of common stock, $0.001
          par value per share, dated March 8, 2000, issued by the
          Registrant to Alexandria Real Estate Equities, L.P.
 4.4**    Warrant to purchase 347,222 shares of common stock, $0.001 par value per share, dated September 11, 2003, issued by the
          Registrant to Hoffmann-La Roche Inc.


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                                                                           II- 3
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--------------------------------------------------------------------------------


EXHIBIT
NUMBER                            DESCRIPTION
----------------------------------------------------------------------
 4.5**    Fourth Amended and Restated Investor Rights Agreement dated as of September 11, 2003, among the Registrant and the
          parties listed therein.
 4.6**    Registration Rights Agreement dated July 22, 1998 between
          the Registrant and the Trustees of Columbia University in
          the City of New York.
 5.1*     Opinion of Covington & Burling
10.1**    1998 Employee, Director and Consultant Stock Option Plan
10.2*     2004 Stock Incentive Plan
10.3*     2004 Employee Stock Purchase Plan
10.4**    Lease Agreement dated as of June 4, 1999, between ARE-100
          Philips Parkway, LLC and the Registrant
10.5**    First Amendment to Lease dated as of February 4, 2000,
          between ARE-100 Philips Parkway, LLC and the Registrant
10.6**    Second Amendment to Lease dated as of November 15, 2000,
          between ARE-100 Philips Parkway, LLC and the Registrant
10.7**    Third Amendment to Lease dated as of September 15, 2001,
          between ARE-100 Philips Parkway, LLC and the Registrant
10.8+     License Agreement dated as of June 13, 2001, between Bayer
          AG and the Registrant
10.9+     Collaboration and License Agreement dated as of July 29,
          2002, among F. Hoffmann-La Roche Ltd, Hoffmann-La Roche Inc.
          and the Registrant
10.10+    Strategic Alliance Agreement (Nicotinic Alpha-7 Program)
          dated as of August 19, 2003, among F.Hoffmann-La Roche Ltd,
          Hoffmann-La Roche Inc. and the Registrant
10.11**   Letter Agreement dated as of October 22, 2003, amending the
          Collaboration and License Agreement dated July 29, 2002,
          among F. Hoffmann-La Roche Ltd, Hoffmann-La Roche Inc. and the Registrant
10.12**   Employment Agreement dated as of January 5, 1998, between
          Axel Unterbeck and the Registrant
10.13**   Letter Agreement dated as of November 12, 1999, between Axel
          Unterbeck and the Registrant
10.14**   Letter Agreement dated as of March 4, 2002, between Axel
          Unterbeck and the Registrant
10.15**   Letter Agreement dated as of August 20, 2002, between Axel
          Unterbeck and the Registrant
10.16**   Employment Letter Agreement dated as of July 6, 2001,
          between Anthony Scullion and the Registrant
10.17**   Amendment to Employment Agreement dated as of August 6,
          2001, between Anthony Scullion and the Registrant
10.18**   Letter Agreement dated as of March 4, 2002, between Anthony
          Scullion and the Registrant
10.19**   Employment Letter Agreement dated as of February 22, 2002, between James E. Barrett and the Registrant
10.20**   Employment Letter Agreement dated as of December 14, 2001, between Gardiner F.H. Smith and the Registrant
10.21     Consulting Agreement dated as of April 1, 1998, between Dr.
          Eric Kandel and the Registrant


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--------------------------------------------------------------------------------


EXHIBIT
NUMBER                            DESCRIPTION
----------------------------------------------------------------------
10.22     Amendment to Consulting Agreement dated as of June 20, 2000, between Dr. Eric Kandel and the Registrant
10.23     Agreement dated as of December 18, 2003, among Dr. Eric
          Kandel, the Registrant and the other parties listed therein
10.24*    Letter Agreement dated as of                  2004, between
          Axel Unterbeck and the registrant
10.25     Employment Letter Agreement dated as of December 16, 2003, between Dennis Keane and the Registrant
23.1      Consent of KPMG LLP
23.2*     Consent of Covington & Burling (included in Exhibit 5.1)
24.1      Powers of Attorney (included on signature page)


------------
* To be filed by amendment


** Previously filed


+ Confidential treatment request as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.

ITEM 17.  UNDERTAKINGS

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offerings of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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                                                                           II- 5
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Signatures


Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Montvale, New Jersey, on this 2nd day of February, 2004.


                                          MEMORY PHARMACEUTICALS CORP.

                                          By:        /s/ TONY SCULLION
                                            ------------------------------------
                                                       Tony Scullion
                                                  Chief Executive Officer


Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



                    SIGNATURE                                    TITLE                      DATE
------------------------------------------------------------------------------------------------------
                /s/ TONY SCULLION                   Chief Executive Officer and       February 2, 2004
--------------------------------------------------  Director (Principal Executive
                  Tony Scullion                     Officer)

                 /s/ DENNIS KEANE                   Chief Financial Officer           February 2, 2004
--------------------------------------------------  (Principal Financial Officer)
                   Dennis Keane

             /s/ JOSEPH M. DONABAUER                Controller (Principal Accounting  February 2, 2004
--------------------------------------------------  Officer)
               Joseph M. Donabauer

                        *                           Chairman of the Board and         February 2, 2004
--------------------------------------------------  Director
               Jonathan J. Fleming

                        *                           Director                          February 2, 2004
--------------------------------------------------
                 Anthony B. Evnin

                        *                           Director                          February 2, 2004
--------------------------------------------------
                  Walter Gilbert

                        *                           Director                          February 2, 2004
--------------------------------------------------
                   Alix Marduel

                        *                           Director                          February 2, 2004
--------------------------------------------------
                 Michael E. Myers

                        *                           Director                          February 2, 2004
--------------------------------------------------
                 Michael Sheffery

              /s/ AXEL J. UNTERBECK                 Director                          February 2, 2004
--------------------------------------------------
                Axel J. Unterbeck

 *By:               /s/ TONY SCULLION
        ------------------------------------------
                      Tony Scullion
                     Attorney-in-fact


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EXHIBIT INDEX

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


EXHIBIT
NUMBER    DESCRIPTION
----------------------------------------------------------------------
 1.1*     Form of Underwriting Agreement.
 3.1**    Second Amended and Restated Certificate of Incorporation of
          the Registrant
 3.2*     Form of Restated Certificate of Incorporation of the
          Registrant to be effective upon closing of the offering
 3.3**    Bylaws of the Registrant
 3.4*     Form of Amended and Restated Bylaws of the Registration to
          be effective upon closing of the offering
 4.1*     Specimen Certificate evidencing shares of common stock
 4.2**    Warrant to purchase 12,500 shares of common stock, $0.001
          par value per share, dated March 8, 2000, issued by the
          Registrant to Alexandria Real Estate Equities, L.P.
 4.3**    Warrant to purchase 12,500 shares of common stock, $0.001
          par value per share, dated March 8, 2000, issued by the
          Registrant to Alexandria Real Estate Equities, L.P.
 4.4**    Warrant to purchase 347,222 shares of common stock, $0.001 par value per share, dated September 11, 2003, issued by the
          Registrant to Hoffmann-La Roche Inc.
 4.5**    Fourth Amended and Restated Investor Rights Agreement dated as of September 11, 2003, among the Registrant and the
          parties listed therein.
 4.6**    Registration Rights Agreement dated July 22, 1998 between
          the Registrant and the Trustees of Columbia University in
          the City of New York.
 5.1*     Opinion of Covington & Burling
10.1**    1998 Employee, Director and Consultant Stock Option Plan
10.2*     2004 Stock Incentive Plan
10.3*     2004 Employee Stock Purchase Plan
10.4**    Lease Agreement dated as of June 4, 1999, between ARE-100
          Philips Parkway, LLC and the Registrant
10.5**    First Amendment to Lease dated as of February 4, 2000,
          between ARE-100 Philips Parkway, LLC and the Registrant
10.6**    Second Amendment to Lease dated as of November 15, 2000,
          between ARE-100 Philips Parkway, LLC and the Registrant
10.7**    Third Amendment to Lease dated as of September 15, 2001,
          between ARE-100 Philips Parkway, LLC and the Registrant
10.8+     License Agreement dated as of June 13, 2001, between Bayer
          AG and the Registrant
10.9+     Collaboration and License Agreement dated as of July 29,
          2002, among F. Hoffmann-La Roche Ltd, Hoffmann-La Roche Inc.
          and the Registrant
10.10+    Strategic Alliance Agreement (Nicotinic Alpha-7 Program)
          dated as of August 19, 2003, among F. Hoffmann-La Roche Ltd,
          Hoffmann-La Roche Inc. and the Registrant
10.11**   Letter Agreement dated as of October 22, 2003, amending the
          Collaboration and License Agreement dated July 29, 2002,
          among F. Hoffmann-La Roche Ltd, Hoffmann-La Roche Inc. and the Registrant
10.12**   Employment Agreement dated as of January 5, 1998, between
          Axel Unterbeck and the Registrant
10.13**   Letter Agreement dated as of November 12, 1999, between Axel
          Unterbeck and the Registrant
10.14**   Letter Agreement dated as of March 4, 2002, between Axel
          Unterbeck and the Registrant
10.15**   Letter Agreement dated as of August 20, 2002, between Axel
          Unterbeck and the Registrant


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                                                                           II- 7
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--------------------------------------------------------------------------------


EXHIBIT
NUMBER    DESCRIPTION
----------------------------------------------------------------------
10.16**   Employment Letter Agreement dated as of July 6, 2001,
          between Anthony Scullion and the Registrant
10.17**   Amendment to Employment Agreement dated as of August 6,
          2001, between Anthony Scullion and the Registrant
10.18**   Letter Agreement dated as of March 4, 2002, between Anthony
          Scullion and the Registrant
10.19**   Employment Letter Agreement dated as of February 22, 2002, between James E. Barrett and the Registrant
10.20**   Employment Letter Agreement dated as of December 14, 2001, between Gardiner F.H. Smith and the Registrant
10.21     Consulting Agreement dated as of April 1, 1998, between Dr.
          Eric Kandel and the Registrant
10.22     Amendment to Consulting Agreement dated as of June 20, 2000, between Dr. Eric Kandel and the Registrant
10.23     Agreement dated as of December 18, 2003, among Dr. Eric
          Kandel, the Registrant and the other parties listed therein
10.24*    Letter Agreement dated as of                 , 2004, between
          Axel Unterbeck and the Registrant
10.25     Employment Letter Agreement dated as of December 16, 2003, between Dennis Keane and the Registrant
23.1      Consent of KPMG LLP
23.2*     Consent of Covington & Burling (included in Exhibit 5.1)
24.1      Powers of Attorney (included on signature page)


------------
 * To be filed by amendment


** Previously filed


+ Confidential treatment request as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.

--------------------------------------------------------------------------------
II- 8